As filed with the Securities and Exchange Commission on November 12, 2008
Registration No. 333-
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Alon Brands, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5412 (Primary Standard Industrial Classification Code Number)	74-2966583 (I.R.S. Employer Identification Number)

Alon Brands, Inc.
7616 LBJ Freeway, 3rd Floor
Dallas, Texas 75251
(972) 367-3900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kyle McKeen
President and Chief Executive Officer
Alon Brands, Inc.
7616 LBJ Freeway, 3rd Floor
Dallas, Texas 75251
(972) 367-3900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark E. Betzen, Esq. Jones Day 2727 North Harwood Street Dallas, Texas 75201-1515 Telephone: (214) 220-3939 Facsimile: (214) 969-5100	W. Stuart Ogg, Esq. Jones Day 555 South Flower Street Fiftieth Floor Los Angeles, California 90071 Telephone: (213) 489-3939 Facsimile: (213) 243-2539	Kris F. Heinzelman, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019-7475 Telephone: (212) 474-1336 Facsimile: (212) 474-3700

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate	Registration
Securities to be Registered	Offering Price(1)	Fee
Common Stock, $0.01 par value per share	$100,000,000	$3,930

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 12, 2008

                  Shares

Alon Brands, Inc.

Common Stock

This is an initial public offering of shares of common stock of Alon Brands, Inc. We will pay a portion of the net proceeds of this offering to our parent company. See “Use of Proceeds.”

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $      and $      per share. We intend to apply to list our common stock on the New York Stock Exchange under the symbol “ABO.”

The underwriters have an option to purchase a maximum of           additional shares from us at the offering price less the underwriting discount, within 30 days from the date of this prospectus, to cover over-allotments of shares.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 11.

		Underwriting	Proceeds, Before
		Discounts and	Expenses, to
	Price to Public	Commissions	Alon Brands, Inc.

Per Share	$	$	$
Total	$	$	$

Delivery of the shares of common stock will be made on or about          .

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Credit Suisse	Merrill Lynch & Co. The date of this prospectus is .

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Until          ,          (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

Industry and Market Data

In this prospectus, we rely on and refer to information and statistics regarding our industry, the size of certain markets and our position within the sectors in which we compete. Some of the market and industry data contained in this prospectus are based on information from independent industry trade associations such as the National Association of Convenience Stores, or NACS, or other publicly available information, while other information is based on our good faith estimates, which are derived from our review of internal surveys, and our management’s knowledge and experience in the markets in which we operate. Our estimates have also been based on information obtained from our customers, suppliers and other contacts in the markets in which we operate. Although we believe that these independent sources and our internal data are reliable, we have not independently verified the accuracy or completeness of the information contained in them, and we cannot assure you as to the accuracy or completeness of this information. As a result, you should be aware that the market and industry data and the market share estimates set forth in this prospectus, and our beliefs and estimates based thereon, may not be reliable.

We own and use the “Alon Brands” and “Skinny’s” names and logos as our trademarks. This prospectus also refers to brand names, trademarks, service marks and trade names of other companies and organizations, and these brand names, trademarks, service marks and trade names are the property of their respective owners.

ii

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the risks discussed under “Risk Factors” and the financial statements and related notes included elsewhere in this prospectus. In this prospectus, all references to “Alon Brands,” “we,” “us” and “our” refer to Alon Brands, Inc. and its subsidiaries except where the context otherwise requires or where otherwise indicated. All references to Alon Energy refer to Alon USA Energy, Inc., our indirect parent company, and its consolidated subsidiaries. Unless otherwise indicated, the information contained in this prospectus assumes the completion of the corporate reorganization transactions we expect to consummate with Alon Energy immediately prior to the consummation of this offering. EBITDA is a financial measure that is not calculated in accordance with generally accepted accounting principles, or GAAP, but we believe such measure is useful to help investors understand our results of operations. However, EBITDA has limitations and should not be considered as a substitute for net income or as a better indicator of our operating performance than measures that are presented in accordance with GAAP. See “— Summary Historical Combined and Unaudited Pro Forma Condensed Combined Financial and Operating Data” and “Selected Historical Combined Financial and Operating Data” for a discussion of our use of EBITDA in this prospectus and a reconciliation of EBITDA to net income for the periods presented. Unless otherwise indicated, the pro forma financial information in this prospectus gives effect to this offering, our acquisition of Skinny’s, Inc. in June 2007, and the corporate reorganization transactions we expect to consummate with Alon Energy immediately prior to the consummation of this offering.

Our Company

We are the largest 7-Eleven licensee in the United States, and we are the sole licensee of the FINA brand for motor fuels in the South Central and Southwestern United States. Our business consists of two operating segments: retail and wholesale marketing. As of June 30, 2008, our retail segment operated 306 convenience stores in Central and West Texas and New Mexico, substantially all of which are operated under the 7-Eleven and FINA brands. Through our 7-Eleven licensing agreement, we have the exclusive right to operate 7-Eleven stores in substantially all of our existing retail markets and many surrounding areas. Our wholesale marketing segment markets and supplies motor fuels under the FINA brand and provides brand support and payment card processing services to distributors supplying over 1,000 retail locations, including our company-owned stores that sell motor fuel. In certain markets, we also sub-license the FINA brand and provide the same brand support and payment card processing services to distributors outside of our supply network representing approximately 100 additional retail locations. We believe our leading brand offerings, advantageous fuel supply agreement, strong market positions and complementary business model provide us with competitive advantages and position us well for continued growth.

Historically, most of our business was accounted for as an operating segment of Alon Energy, an independent refining company listed on the New York Stock Exchange, or NYSE, under the symbol “ALJ.” Alon Energy owns and operates four crude oil refineries located in Big Spring, Texas; Paramount and Long Beach, California; and Krotz Springs, Louisiana. After completion of this offering, Alon Energy, through its wholly-owned subsidiary, Alon USA, LP, will continue to own approximately     % of our common stock and all of our convertible preferred stock. Alon Energy is majority-owned by Alon Israel Oil Company, Ltd., or Alon Israel, an Israeli limited liability company and one of the largest operators of retail gasoline and convenience stores in Israel. Our ongoing relationships with Alon Energy and Alon Israel provide us with secure fuel supply and retail operating expertise, which we believe provide us with a competitive advantage.

Our 7-Eleven convenience stores offer well-known proprietary products, including Slurpee® frozen carbonated beverages, Big Gulp® beverages and Big Bite® hot dogs, as well as a variety of other food products, tobacco products, alcoholic and non-alcoholic beverages, general merchandise and convenience services, such as ATMs, lottery tickets, money orders, prepaid telephone cards and gift cards. We believe customer recognition of the 7-Eleven brand provides us with a competitive advantage and its proprietary products have contributed to our merchandise margin, which is in excess of the industry average. We sell motor fuels under the FINA brand in 297 of our convenience stores, which are supplied by our wholesale marketing segment under our long-term fuel supply agreement with Alon Energy. For the year ended December 31, 2007, our retail segment generated revenues of $480.1 million and gross profit of $88.0 million.

Immediately prior to the consummation of this offering, our wholesale marketing segment will enter into a strategic, 20-year fuel supply and licensing agreement with our parent, which will allow us to purchase motor fuels produced by its refineries. This agreement will provide us with cost-advantaged pricing, a secure fuel supply, access to distribution terminals in our primary markets and a platform for growth into existing and new markets where Alon Energy owns and operates refineries. Our third-party distributors take possession of their motor fuels directly from Alon Energy’s and other third-party terminals. As a result, our wholesale marketing segment is not subject to inventory valuation and transportation risks. In addition to motor fuels, we offer our wholesale distributors a number of ancillary services, including payment card processing, branding and construction incentives, and signage and marketing incentives, designed to support their retail fuel operations and the FINA brand. We also provide these services and sub-license the FINA brand for motor fuels in certain markets outside of our supply network. Our payment card processing and sub-licensing activities, in particular, provide us with additional sources of consistent revenue. For the year ended December 31, 2007, our wholesale marketing segment purchased and resold 458.6 million gallons of branded motor fuel and generated revenues of $794.4 million and gross profit of $28.3 million.

Our total revenues for the year ended December 31, 2007, and for the six months ended June 30, 2008, were $1,274.5 million and $690.9 million, respectively. Our net income (loss) for the year ended December 31, 2007, and for the six months ended June 30, 2008, was $11.9 million and $(3.7) million, respectively. Our EBITDA for the year ended December 31, 2007, and for the six months ended June 30, 2008, was $34.8 million and $4.3 million, respectively. Our pro forma net income for the year ended December 31, 2007, and for the six months ended June 30, 2008, was $      million and $      million, respectively. Our pro forma EBITDA for the year ended December 31, 2007, and for the six months ended June 30, 2008, was $      million and $      million, respectively.

Industry Trends

Convenience Stores.  Our retail segment operates within the large and growing U.S. convenience store industry. According to NACS, sales in the industry have grown from $337.0 billion in 2003 to $577.4 billion in 2007, which represents a compounded annual growth rate, or CAGR, of 14.4%. This industry is highly fragmented, with the 10 largest convenience store operators controlling less than 9% of the total convenience stores in 2007. Furthermore, convenience store operators with 50 or fewer stores accounted for approximately 75% of all convenience stores in 2007. We believe we will continue to benefit from several key industry trends and characteristics, including:

•	Continuing shift of consumer food and general merchandise purchases away from traditional supermarkets to convenience stores and other alternative formats;

•	Increasing size and complexity of the big box retail format, driving consumers to small box retailers, such as convenience stores, to meet their demand for speed and convenience in daily shopping needs;

•	Changing consumer demographics and eating patterns resulting in more food consumed away from home;

•	Increasing significance of the advantages of scale given the highly fragmented nature of the industry; and

•	Continuing opportunities to grow through acquisitions given industry fragmentation and continued divestitures of retail convenience stores by major oil companies.

Motor Fuel Marketing and Supply.  In recent years, the market for wholesale distribution of motor fuel products has experienced a number of changes that we believe provide opportunities to grow our wholesale marketing segment, including:

•	Consolidation among major petroleum product producers over the last 20 years, which has resulted in fewer recognizable brands available to consumers;

•	A 37% reduction in the number of operating crude oil refineries over the last 25 years, which has resulted in less access to product and increased the importance of obtaining a secure fuel supply source; and

•	Increased scrutiny by oil companies and refiners in selecting distributors, with a preference for larger distributors capable of handling higher volumes, limiting smaller distributors’ access to product.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

Leading 7-Eleven Convenience Store Brand.  7-Eleven is the most recognized brand for convenience stores in the United States and around the world. We are the largest 7-Eleven licensee in the United States and we have an exclusive license to use the 7-Eleven brand in substantially all of our retail markets and many surrounding areas. Our licensing arrangement allows us to offer well-known proprietary products, including Slurpee® frozen carbonated beverages, Big Gulp® beverages and Big Bite® hot dogs, which contribute to our merchandise margin, which is in excess of the industry average. Additionally, we benefit from access to 7-Eleven’s successful and innovative new product development, marketing techniques, national advertising campaigns and proprietary retail information.

Exclusive FINA Brand Offering.  With approximately 1,100 branded locations and a history reaching back to 1963, the FINA name is well-known in the South Central and Southwestern United States. We believe FINA-branded products are an important market differentiator for both our retail operations and for those of our distributors. We have an exclusive license to market motor fuels under the FINA brand in Texas, Oklahoma, New Mexico, Arizona, Arkansas, Louisiana, Colorado and Utah.

Attractive Wholesale Marketing Segment.  Our wholesale marketing segment supplies distributors with motor fuel under the FINA brand and provides payment card processing, branding and construction incentives, and signage and marketing incentives. We provide these services only to distributors, as opposed to individual dealers or retailers, which lowers our credit risk by concentrating our customer base to a smaller number of more creditworthy accounts. Furthermore, the relatively low operating costs and capital requirements of our wholesale marketing segment have historically generated excess free cash flow. We believe this segment will continue to generate free cash flow in the future which we plan to utilize to fund our growth strategy.

Advantageous Long-Term Fuel Supply Agreement.  Immediately prior to the consummation of this offering, we will enter into a long-term supply agreement with Alon Energy to secure substantially all of our motor fuel requirements. This new agreement will provide cost-advantaged pricing and a secure fuel supply. This agreement will also provide us a platform for growth in existing and new markets, such as Louisiana and Southern California, where Alon Energy owns and operates refineries.

Leading Market Position in Attractive Markets.  We believe we are the largest convenience store operator by number of stores in the cities of Abilene, Big Spring, El Paso, Lubbock, Midland, Odessa and Wichita Falls, Texas. We also have a significant presence in Albuquerque, New Mexico. Approximately 92% of our stores are located in Central and West Texas, which include population and employment growth areas exceeding the national averages based on U.S. Census Bureau and other demographic information. We believe we will continue to benefit from the regional economy’s focus on energy and agriculture and the stability provided by military bases in the region.

Complementary Business Model.  We believe our wholesale marketing operations and related brand sub-licensing provide us with a diverse source of revenues to complement our retail operations. In addition to increasing our overall scale and providing us with additional sales and income opportunities over other convenience store operators, our complementary wholesale operations also minimize some of the risks that convenience store-only operators face, such as higher payment card expenses and volatility in retail motor fuel margins. For example, revenues generated from our wholesale marketing segment’s payment card processing services partially offset our retail segment’s payment card expenses. Furthermore, we believe our complementary operations also enhance our flexibility to grow in existing and new markets and enhance the overall stability of our business.

Experienced Management with Significant Operating Expertise.  Our senior management team averages 19 years of relevant experience in the retail and fuel marketing industries. We believe our management team’s experience and accomplishments position us well for continued growth. We also benefit from the management and transactional expertise provided through our relationships with Alon Energy and Alon Israel, which has grown since its formation in 1989 to become one of the largest operators of retail gasoline and convenience stores in Israel.

Our Growth Strategy

We believe there are significant opportunities to continue to expand our businesses and increase our sales and profitability through the implementation of the following strategies:

Improve Our Retail Operations.  Following our separation from Alon Energy and this offering, we believe we will be better able to invest our capital to improve our retail operations. Specifically, we plan to drive increased volumes and overall profitability by:

•	Introducing new products and services;

•	Realizing the benefits of our recent fuel equipment upgrades;

•	Optimizing our fuel pricing to improve overall retail profits and drive in-store traffic;

•	Completing selective retail store remodels and equipment upgrades;

•	Improving product positioning of higher margin, high volume product categories; and

•	Better utilizing our point-of-sale technologies.

Increase Sales of Higher Margin Foodservice Products.  The industry average in-store sales contribution from prepared on-site food programs was 6.6% for the year ended December 31, 2007. Our prepared on-site food contribution was 1.3% for the same period. We believe there is a significant opportunity to increase our sales from higher margin prepared food offerings, which in turn will drive ancillary revenues from other higher margin foodservice products, such as fountain and hot-dispensed beverages. Through our 7-Eleven license agreement, we have access to 7-Eleven’s entire program of proprietary foodservice products. In addition, our 7-Eleven license agreement allows us to offer third-party foodservice products. We plan to increase our foodservice sales by better leveraging 7-Eleven’s foodservice program, implementing an independent hot food program and significantly improving our beverage offerings, all of which carry higher margins than other retail products.

Grow Our Retail Store Base.  Over the last three years, we have increased our retail store count from 167 to 306 by completing and integrating two acquisitions. In doing so, we have improved our profitability at these acquired stores through rebranding them to the 7-Eleven brand and realizing the benefits of increased scale. We believe our acquisition experience and our scalable infrastructure form a strong platform for future growth and that acquisitions of additional stores provide us the opportunity to increase our overall profitability. We expect to continue to grow our retail store base through acquisitions in markets where we are the exclusive licensee of the 7-Eleven brand.

Improve Our Wholesale Marketing Operations.  We have implemented and continue to implement changes to our wholesale marketing programs to increase the ratability, or consistency, of our distributors’ purchases of motor fuel products, which further enhances our profitability. We plan to continue to grow our distributor network in our current markets through our offering of the FINA brand, reliable fuel supply and brand support and payment card processing services. In addition, we intend to expand our branded fuel supply offering into new markets, including markets in which Alon Energy now operates, or in the future may, acquire refineries.

Risks Related to Our Business and Strategy

Our business is subject to numerous risks that are described in more detail in the section captioned “Risk Factors.” These risks include, but are not limited to: high volatility in motor fuel prices; our dependence on one supplier for our fuel supply requirements and a limited number of suppliers for a majority of our merchandise requirements; maintaining our FINA and 7-Eleven license agreements; competition in our industries; changes in economic conditions, generally, and in the markets we serve; changes in consumer behavior and travel trends; and the effects of and cost of compliance with current and future state and federal environmental, economic, safety and other laws, policies and regulations. These risks, together with the others identified under “Risk Factors,” could prevent us from successfully executing our growth and business strategies and could materially adversely affect our business, prospects, financial condition, cash flows and result of operations.

Principal Executive Offices

Alon Brands, Inc. was converted from a Texas limited liability company, formed in September 2002, to a Delaware corporation in November 2008. Upon completion of this offering and the corporate reorganization transactions described in this prospectus, Alon Brands will become a holding company for our retail and wholesale marketing operations. Our principal executive offices are located at 7616 LBJ Freeway, 3rd Floor, Dallas, Texas 75251, and our telephone number at this address is (972) 367-3900. Our website is www.alonbrands.com. Information on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus.

The Offering

Common stock offered by us	shares (or shares, if the underwriters exercise their over-allotment option in full)

Common stock to be outstanding immediately after this offering	shares (or shares, if the underwriters exercise their over-allotment option in full)

Use of proceeds	We estimate that our net proceeds from this offering, after deducting underwriting discounts, commissions and estimated offering expenses, will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full.

We intend to use these net proceeds to:

• return $ million of parent investment to Alon USA, LP; and

• for general corporate purposes, including growth capital.

Dividend policy	We intend to pay quarterly cash dividends on our common stock at an initial annual rate of $ per share commencing in the quarter of 2009. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, prior payments of preferred stock dividends and other factors our board of directors deems relevant.

Risk factors	You should carefully read and consider the information set forth under “Risk Factors,” together with all of the other information set forth in this prospectus, before deciding to invest in shares of our common stock.

Proposed NYSE symbol	ABO

Unless we indicate otherwise, the number of shares of common stock shown to be outstanding after this offering:

•	excludes shares of our common stock reserved for issuance under our equity incentive plan;

•	excludes shares of our common stock reserved for issuance upon conversion of our series A convertible preferred stock issued to Alon USA, LP in connection with the corporate reorganization transactions; and

•	assumes that the underwriters will not exercise their over-allotment option.

Summary Historical Combined and Unaudited Pro Forma
Condensed Combined Financial and Operating Data

The following tables set forth our summary historical combined and unaudited pro forma condensed combined financial and operating data as of and for the periods indicated below. The summary historical combined financial data for the years ended December 31, 2005, 2006 and 2007, have been derived from our audited combined financial statements, which are included elsewhere in this prospectus. The summary historical combined financial data for the six months ended June 30, 2007 and 2008 and as of June 30, 2008, are derived from our unaudited combined financial statements, which are included elsewhere in this prospectus. We have prepared our unaudited combined financial statements on the same basis as our audited combined financial statements and have included all adjustments, consisting of normal and recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for the unaudited periods. The summary historical combined financial and operating data for the six months ended June 30, 2008 and as of June 30, 2008 are not necessarily indicative of the results that may be obtained for a full year.

During the periods covered by our historical financial and operating data, most of our business was accounted for as an operating segment of Alon Energy. Our combined financial statements include allocations of certain corporate functions provided to us by Alon Energy, including general corporate expenses, where allocations are based on estimates of effort or resources incurred on our behalf. Certain other costs incurred by Alon Energy for our direct benefit, such as rent, salaries and benefits, have also been included in our combined financial statements. However, our combined financial statements do not purport to represent and may not necessarily reflect what our financial position, results of operations and cash flows actually would have been if we had operated as a stand-alone company during the periods presented. Accordingly, our historical financial data also do not purport to represent, and may not be indicative of, our results of operations or cash flows for any future period or financial position as of any future date.

On June 29, 2007, we completed the acquisition of Skinny’s, Inc., or Skinny’s, a privately-held company that operated 102 stores in Central and West Texas. The aggregate purchase price for Skinny’s was approximately $75.3 million after adjustments for working capital, debt and certain other post-closing adjustments. The operations of Skinny’s have been included in our combined statements of operations since the acquisition date.

The summary unaudited pro forma condensed combined financial data for the year ended December 31, 2007, and the six months ended June 30, 2008 and as of June 30, 2008, are derived from the unaudited pro forma condensed combined statements of operations and the unaudited pro forma condensed combined balance sheet set forth under “Unaudited Pro Forma Condensed Combined Financial Data.” The summary unaudited pro forma condensed combined financial and operating data for the year ended December 31, 2007 give effect to the Skinny’s transaction, the corporate reorganization transactions, this offering and the application of net proceeds thereof as if they had each occurred as of January 1, 2007. The summary unaudited pro forma condensed combined financial and operating data for the six months ended June 30, 2008 give effect to the corporate reorganization transactions, this offering and the use of net proceeds therefrom as if they had each occurred as of January 1, 2008. The summary unaudited pro forma condensed combined balance sheet data as of June 30, 2008 give effect to the corporate reorganization transactions, this offering and the application of net proceeds thereof as if they had occurred as of June 30, 2008.

The unaudited pro forma condensed combined financial data are included for informational purposes only and do not purport to reflect our financial position or results of operations that would have occurred had the transactions referenced above occurred on the dates indicated. In addition, the pro forma adjustments described herein are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the above transactions on our historical combined financial data. The unaudited pro forma financial data also do not purport to represent, and may not be indicative of, our results of operations for any future period or our financial position as of any future date.

The information presented below should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Historical Combined Financial and Operating Data,” “Unaudited Pro Forma Condensed Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited combined financial statements and related notes included elsewhere in this prospectus.

	Historical					Pro Forma
							Six Months
				Six Months Ended		Year Ended	Ended
	Year Ended December 31,			June 30,		December 31,	June 30,
	2005	2006	2007	2007	2008	2007	2008
	(Dollars in thousands, except as noted)

Statement of Operations Data:
Revenues:
Motor fuel — retail	$193,232	$194,025	$259,287	$101,555	$169,184	$	$
Merchandise — retail	128,466	150,899	213,433	86,206	124,807
Other, net — retail(1)	4,879	6,255	7,374	3,084	2,931

Total retail	326,577	351,179	480,094	190,845	296,922
Motor fuel — wholesale	831,004	910,959	792,273	411,112	392,597
Other, net — wholesale(2)	2,432	2,455	2,149	919	1,390

Total wholesale	833,436	913,414	794,422	412,031	393,987

Total revenues	1,160,013	1,264,593	1,274,516	602,876	690,909
Gross profit:
Motor fuel — retail	14,985	14,555	19,478	8,910	10,077
Merchandise — retail	37,954	42,500	61,113	23,605	36,028
Other, net — retail	4,879	6,254	7,375	3,084	2,930

Total retail	57,818	63,309	87,966	35,599	49,035

Motor fuel — wholesale	(7,096)	13,897	26,141	12,152	(110)
Other, net — wholesale	2,431	2,456	2,149	919	1,390

Total wholesale	(4,665)	16,353	28,290	13,071	1,280

Total gross profit	53,153	79,662	116,256	48,670	50,316
Operating and selling expenses:
Operating, selling and administrative	58,668	64,256	81,933	34,607	46,261
Depreciation, amortization and accretion	5,026	6,205	10,245	3,580	6,898

Total operating and selling expenses	63,694	70,461	92,178	38,187	53,159
Operating income (loss)	(10,541)	9,201	24,078	10,483	(2,843)
Interest expense	3,848	5,864	5,202	1,842	2,683
Rental, interest and other income	168	229	484	124	274
Gain (loss) on sale of assets	(55)	(30)	68	49	(21)

Income (loss) before income tax expense (benefit)	(14,276)	3,536	19,428	8,814	(5,273)
Income tax expense (benefit)	(5,040)	1,336	7,543	3,364	(1,570)

Net income (loss)	$(9,236)	$2,200	$11,885	$5,450	$(3,703)	$	$

Earnings per share:
Basic						$	$
Diluted						$	$
Weighted-average shares outstanding:
Basic
Diluted

	Historical					Pro Forma
								Six Months
				Six Months Ended		Year Ended		Ended
	Year Ended December 31,			June 30,		December 31,		June 30,
	2005	2006	2007	2007	2008	2007		2008
	(Dollars in thousands, except as noted)

Other Financial Data:
EBITDA (unaudited) (3)	$(5,420)	$15,575	$34,810	$14,224	$4,292	$		$
Net cash provided by (used in):
Operating activities	(16,915)	14,860	10,143	(5,588)	(17,102)
Investing activities	(6,216)	(38,280)	(85,841)	(79,237)	(1,469)
Financing activities	24,560	23,547	81,429	94,099	13,795
Capital expenditures(4)	6,216	10,902	11,027	2,051	1,469
Operating Data (unaudited):
Number of retail stores (end of period)(5)	167	207	307	206	306
Retail fuel gallons sold	87,714	75,969	91,945	38,026	49,285
Average gasoline retail price (dollars per gallon sold)	$2.20	$2.55	$2.82	$2.67	$3.43	$		$
Average per retail store(6):
Retail merchandise sales	769	806	831	418	407
Retail fuel gallons sold	535	414	364	188	164
Comparable merchandise store sales growth(7)	3.1%	4.8%	3.1%	3.5%	(2.7)%		%		%
Retail merchandise gross margin(8)	33.3%	32.3%	32.1%	31.0%	31.2%		%		%
Retail fuel margin (cents per gallon)(9)	17.1 ¢	19.2 ¢	21.2 ¢	23.4 ¢	20.4 ¢		¢		¢
Number of stores supplied through wholesale distributor network (end of period)(10)	1,079	983	776	925	765
Wholesale fuel gallons sold(11)	598,965	543,788	458,581	239,811	184,540
Wholesale fuel margin (cents per gallon)	(0.8)¢	3.0 ¢	6.2 ¢	5.5 ¢	0.7¢		¢		¢

	Historical	Pro Forma
	As of	As of
	June 30, 2008	June 30, 2008
	(Dollars in thousands, except as noted)

Balance Sheet Data (end of period):
Cash and cash equivalents	$5,602	$
Working capital(12)	48,429
Total assets	240,661
Total liabilities	127,049
Total member’s interest and equity/stockholders’ equity	113,612

(1)	Includes revenues from, lottery, money orders, money wire and ATM commissions, and other commissions earned on gift cards and ancillary services.

(2)	Includes payment card processing fees, broadband and equipment rents, and other marketing and trade agreement fees.

(3)	We define EBITDA as net income (loss) before net interest expense, income tax expense (benefit) and depreciation, amortization and accretion. We believe that EBITDA is useful to investors in evaluating our operating performance because:

• securities analysts and investors often use such calculations as a measure of financial performance and debt service capabilities;

• it facilitates management’s ability to measure operating performance of our business on a consistent basis since it removes the impact of items not directly resulting from our retail and wholesale marketing operations; and

• it is used by our management for internal planning purposes, including aspects of our consolidated operating budget, capital expenditures, as well as for segment and individual site operating targets.

EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income as a measure of operating performance. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for an analysis of our results as reported under GAAP. Some of these limitations include:

• it does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

• it does not reflect changes in, or cash requirements for, working capital;

• it does not reflect significant interest expense, or the cash requirements necessary to service interest or principal payments on our credit facilities;

• it does not reflect payments made or future requirements for income taxes;

• although depreciation, amortization and accretion are non-cash charges, the assets being depreciated and amortized may be replaced in the future, and EBITDA does not reflect cash requirements for such replacements; and

• because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of net income (loss) to EBITDA:

	Historical					Pro Forma
				Six Months Ended		Year Ended	Six Months
	Year Ended December 31,			June 30,		December 31,	Ended June 30,
	2005	2006	2007	2007	2008	2007	2008

Net income (loss)	$(9,236)	$2,200	$11,885	$5,450	$(3,703)	$	$
Depreciation, amortization and accretion	5,026	6,205	10,245	3,580	6,898
Interest expense, net	3,830	5,834	5,137	1,830	2,667
Income tax expense (benefit)	(5,040)	1,336	7,543	3,364	(1,570)

EBITDA	$(5,420)	$15,575	$34,810	$14,224	$4,292	$	$

(4)	Excludes capital assets acquired in business acquisitions.

(5)	Store count at June 30, 2007 excludes 102 stores acquired on June 29, 2007 because no results of operation are included in the six months ended June 30, 2007.

(6)	Average retail merchandise sales and motor fuel gallons sold are based on total merchandise sales or motor fuel gallons sold divided by total store months.

(7)	Includes only stores operated in both periods.

(8)	Retail merchandise gross margin represents the difference between (a) merchandise sales revenues and other retail sales and services revenues and (b) the delivered cost of merchandise purchases, net of rebates and commissions, expressed as a percentage of merchandise sales revenues. Retail merchandise gross margins, also referred to as in-store margins, are commonly used in the retail industry to measure in-store, or non-fuel, operating results.

(9)	Retail fuel margin represents the difference between motor fuel revenues and net cost of purchased fuel, including transportation costs and associated motor fuel taxes, expressed on a cents per gallon basis. Motor fuel margins are frequently used in the retail industry to measure operating results related to motor fuel sales.

(10)	Excludes convenience stores we own and operate.

(11)	Includes motor fuel gallons sold to our convenience stores.

(12)	Working capital is defined as total current assets, excluding cash and cash equivalents, less total current liabilities.

RISK FACTORS

An investment in our common stock involves various risks. Before making an investment in our common stock, you should carefully consider the following risks, as well as the other information contained in this prospectus. The risks described below are those which we believe are currently the material risks we face, but are not the only risks facing us and our business prospects. Any of the risk factors described below and elsewhere in this prospectus could materially adversely affect our business, prospects, financial condition, cash flows and results of operations. Additional risks and uncertainties not presently known to us or that we currently deem immaterial could materially adversely affect our business, prospects, financial condition, cash flows and results of operations in the future. As a result, the trading price of our common stock could decline and you may lose part or all of your investment.

Risks Relating to Our Business

Historical prices for motor fuel have been volatile and significant changes in such prices in the future may materially adversely affect our business.

Over the past twelve months, crude oil prices have risen and fallen dramatically, resulting in unprecedented volatility in the wholesale and retail prices of motor fuels. Sustained high prices for motor fuel products and a resulting decrease in gasoline demand can negatively influence our motor fuel sales volumes, fuel margins and retail merchandise sales, which in turn could materially adversely affect our business. For example, U.S. weekly gasoline demand declined by 4.3% in the week ended September 29, 2008 versus the comparable week a year earlier as the average national retail price per gas gallon sold increased from $2.79 to $3.63. In addition, because our wholesale marketing segment sells motor fuels to distributors on credit, our credit risk increases as wholesale prices increase. Conversely, sharp declines in retail fuel prices can also reduce our retail margins per gallon if we sell inventory purchased at higher wholesale costs at lower retail prices.

Our wholesale and retail fuel margins are generally expressed on a cents per gallon, or cpg, basis, representing the difference between our sales price over our procurement costs. Since 2005, our quarterly wholesale margins have ranged between (8.5) cpg and 12.4 cpg and our quarterly retail margins have ranged between 10.6 cpg and 21.7 cpg. A significant amount of our retail segment’s sales are purchased with payment cards, which incur additional fees. Retail operating income can be negatively affected by these fees as the retail price of motor fuel increases. Payment card fees are made up of two components, a fixed transaction fee and a processing fee that ranges from 1.0% to 4.0% of the total amount charged. As a result, higher retail prices of motor fuel cause us to recognize a higher expense associated with payment card processing fees, which increases our expenses on a per gallon basis. Additionally, some customers purchase fewer gallons per visit as the retail price of motor fuels increases. As a result, the fixed amount of the transaction fee is allocated across a smaller number of gallons, which further increases our overall payment card expenses on a per gallon basis.

We depend on our parent company to supply substantially all of our motor fuel marketed through our wholesale marketing segment, which in turn supplies substantially all of the motor fuel sold through our retail segment. Any disruption in supply or any change in our relationship with our parent company could materially adverse effect our business.

Prior to the completion of this offering, we will enter into a new 20-year fuel supply agreement with our parent company to supply substantially all of the motor fuel marketed by our wholesale marketing segment, including the motor fuel sold to our retail convenience stores. Accordingly, in the event that our parent company is unable to fulfill its obligations under this agreement or otherwise fails to provide us with motor fuel, we may be unable to obtain our requirements for motor fuel through third-party suppliers or we may need to pay significantly greater costs in procuring such motor fuel. For example, on February 18, 2008, our parent company experienced an extended outage following a major fire at its Big Spring refinery. Although our parent company is required to offer alternative supply through third parties and pay related increased transportation costs, in some instances the supply from these alternative supply sources may be unavailable or inadequate to meet our requirements and our wholesale marketing segment and retail convenience stores may experience decreased sales volumes or increased procurement costs.

We sub-license the FINA brand from our parent company under our fuel supply agreement. Our parent company’s rights to the FINA brand are provided under a license agreement with Total S.A., and the loss of this license could materially adversely affect our business. Also, our ability to expand into new markets under the FINA brand could require an amendment to Alon Energy’s existing license agreement.

We sub-license the FINA brand from our parent company under our fuel supply agreement. Our parent company licenses the FINA brand from a subsidiary of Total S.A. under an agreement which gives our parent company the exclusive right to use the FINA brand for motor fuels marketing in the states of Texas, Oklahoma, New Mexico, Arizona, Arkansas, Louisiana, Colorado and Utah. The license agreement expires in 2012. Termination of the license agreement would result in our retail and wholesale marketing segments losing the use of the FINA brand name. In this event, we would need to obtain the rights to or develop a new brand, which would require the expenditure of funds to change signage and rebrand our motor fuel products. Also, there can be no assurance that a new brand will replace the FINA brand effectively.

In order for our wholesale marketing segment to use the FINA brand in additional markets not currently covered under our parent company’s existing license agreement, our parent company will need to amend the agreement to provide it the right to use the FINA brand in these additional markets. There can be no assurance that our parent company or Total S.A. will agree to such an amendment. If our parent company is not able to obtain such an amendment, we will need to develop or obtain rights to the use of an alternative fuel brand in these new markets.

The motor fuel marketing and supply industry is characterized by intense competition and fragmentation, and our failure to effectively compete could materially adversely affect our business.

The market for distribution of wholesale motor fuel is highly competitive. Some of our competitors have significantly greater resources and name recognition than we do. We rely on our strong brand name, ability to provide reliable supply, brand support and payment card processing services, and controlling our operating costs to maintain our margins and competitive position. If we fail to maintain the quality of our services, customers could choose alternative distribution sources, and our competitive position could be materially adversely affected. Furthermore, we compete against major oil companies with integrated marketing segments. Through their greater resources and access to crude oil, these companies may be better able to compete on the basis of price, which could materially adversely affect our fuel margins.

Substantially all of our convenience stores conduct their operations under a license agreement with 7-Eleven, and the loss of this license or the diminution of 7-Eleven’s brand and marketing initiatives could adversely affect our business.

We operate 281 of our convenience stores under the 7-Eleven name pursuant to our perpetual license agreement with 7-Eleven, Inc. 7-Eleven may terminate the license if we default on our obligations under the agreement, including compliance with minimum operating standards required of all 7-Eleven stores. Termination of the license agreement would result in our convenience stores losing the use of the 7-Eleven brand name, the benefits accompanying 7-Eleven’s advertising and certain other brand names and products used exclusively by 7-Eleven, including Slurpee® and Big Gulp® beverages and Big Bite® hot dogs. Additionally, 7-Eleven provides our retail convenience stores with various national brand promotional and marketing initiatives for our in-store merchandise offerings. Any diminution of the national brand image or decline in marketing support initiatives made available to us by 7-Eleven could materially adversely affect our retail segment. In order for our retail segment to use the 7-Eleven brand in markets not currently covered under our existing license agreement, we will need to amend the license agreement to provide us the right to use the 7-Eleven brand in these additional markets. Such an amendment may not be obtainable if existing franchisees or licensees are operating in those markets.

The convenience store industry is highly competitive and affected by new entrants, and an increase in competition in the markets in which our stores operate could materially adversely affect our business.

The geographic areas in which we operate are highly competitive and marked by ease of entry and constant change in the number and type of retailers offering products and services of the type we sell in our convenience stores. We compete with other convenience stores, gasoline service stations, supermarket chains, discounters, wholesale clubs, drug stores, fast food operations and other retail outlets. Increasingly, national high-volume grocery and dry-goods retailers have entered the gasoline retailing business. These non-traditional motor fuel retailers have captured a significant share of the motor fuel market, and we expect their market share will continue to grow. Many of these competitors are substantially larger than we are. Because of their diversity, integration of operations and greater resources, these companies may be better able to withstand volatile market conditions or levels of low or no profitability in their retail business. In addition, these retailers may use promotional pricing or discounts, both at the pump and in the store, to encourage in-store merchandise sales.

We compete with other businesses in our market to attract and retain qualified employees, and a failure to attract or retain such qualified employees could materially adversely affect our business.

Our continued success depends on our ability to attract and retain qualified personnel in all areas of our business. Convenience store operations require a substantial number of employees and generally experience high employee turnover. We compete with other businesses in our market to attract and retain qualified employees. A tight labor market, increased overtime and a higher full-time employee ratio may cause labor costs to increase. A shortage of qualified employees may require us to enhance wage and benefits packages in order to compete effectively in the hiring and retention of qualified employees or to hire more expensive temporary employees. No assurance can be given that our labor costs will not increase or that such increases can be recovered through increased prices charged to customers.

Our payment card processing services are subject to compliance with the extensive rules and regulations under the Payment Card Industry (PCI) Data Security Standard, and failure to comply with the applicable standards may subject us to substantial fines and penalties.

A significant portion of our sales and those of our branded sub-licensee distributors are made with payment cards and processed by our wholesale marketing segment. As a Level 1 merchant, we are subject to quarterly network security scans and annual on-site audits to ensure that we are protecting confidential customer information and bank card data in accordance with the applicable PCI standards, and continuing compliance with such standards may require us to devote substantial time and incur additional costs to ensure we maintain our ability to process payment card transactions. Additionally, in the event that the card associations or our sponsoring bank determine that the manner in which we process payment card transactions is not in compliance with existing rules and regulations, or if the card associations adopt new rules or regulations, we may be subject to substantial penalties and fines or forced to modify the manner in which we process payment card transactions, which may increase our overall costs.

Wholesale cost increases in tobacco products, including excise tax increases on cigarettes, or a reduction in the use of manufacturer rebates offered to retailers on tobacco products could materially adversely affect our business.

Sales of tobacco products account for a significant portion of our retail segment’s merchandise sales. Significant increases in wholesale costs of tobacco products and tax increases on cigarettes could materially adversely affect the demand for tobacco products. Cigarettes are subject to substantial and increasing excise taxes at both a state and federal level. For example, the Texas legislature increased cigarette taxes by $1 per pack, effective January 1, 2007. Further significant increases in cigarette-related taxes and fees have been proposed and are likely to continue to be proposed or enacted at the federal level. Increased excise taxes may result in declines in overall sales volume, as well as reduced gross profit margin due to lower consumption levels and to a shift in consumer purchases from premium to non-premium or discount cigarettes or to other low-priced or low-taxed tobacco products or to the import of cigarettes from territories, states or countries with lower, or no, excise taxes on such items. Moreover, regulations reducing display allowances for cigarettes may also reduce sales of cigarettes.

Currently, major manufacturers of tobacco products offer rebates to retailers. We include these rebates as a component of our gross margin from sales of tobacco products. In the event these rebates are no longer offered, or decreased, our wholesale costs of tobacco products will increase accordingly. In general, we attempt to pass price increases on to our customers. However, due to competitive pressures in our markets, we may not be able to do so. These factors could materially adversely affect our retail price of tobacco products, tobacco product unit volume and revenues, merchandise gross profit and overall customer traffic.

Future legislation and campaigns to discourage smoking could materially adversely affect our business.

Future legislation and national, state and local campaigns to discourage smoking have had, and may continue to have, a substantial effect on our business as consumers adjust their behaviors in response to such legislation and campaigns. Reduced demand for cigarettes could materially adversely affect sales of, and margins for, the cigarettes we sell.

Decreases in consumer spending resulting from changes in local economic conditions or travel in our markets could materially adversely affect our business.

In the convenience store industry, customer traffic is generally driven by consumer preferences and spending trends, growth in automobile and commercial truck traffic and trends in local economies, travel and weather. Changes in economic conditions generally or in markets in which we operate could materially adversely affect consumer spending patterns and travel in our markets.

The local economies where we have our convenience stores may be adversely affected by the recent broader general economic decline in the United States or if the current trend continues or gets worse. A weak economy could affect the purchasing patterns of consumers which could materially adversely affect our business.

Our business is subject to seasonal trends, which may cause our results of operations to fluctuate, affecting our cash flow.

We experience more demand for our merchandise, food and motor fuel during the late spring and summer months than during the fall and winter. Travel and recreation are typically higher in these months in the geographic areas in which we operate, increasing the demand for the products that we sell and distribute. Therefore, our volumes and related traffic are typically higher in the second and third quarters of our year. As a result, our results from operations may vary widely from period to period, affecting our cash flow.

Any devaluation of the Mexican peso, or imposition of restrictions on the access of citizens of Mexico to the United States, could adversely affect our business by lowering our sales volumes for our stores located near the U.S.-Mexico border.

Even though we do not currently accept the Mexican peso for purchases made at our convenience stores, a devaluation of the Mexican peso could negatively affect the exchange rate between the Mexican peso and the U.S. dollar, which would result in reduced purchasing power on the part of our customers who are citizens of Mexico. Approximately 28% of our convenience stores, which accounted for 12% of our 2007 revenues, are located in El Paso, Texas, which is on the border with Mexico. In the event of a devaluation in the Mexican peso, revenues attributable to those stores could be reduced.

In recent years, there have been a variety of legislative proposals to limit immigration to the United States. If one or more proposals were to be adopted and had the effect of curtailing such immigration, this may limit the ability of citizens of Mexico to cross the border into the United States. In that case, revenues attributable to our convenience stores regularly frequented by citizens of Mexico could be reduced.

Our growth depends in part on our ability to identify profitable new retail convenience store acquisitions in existing and new markets and to successfully integrate acquired sites and businesses in the future.

We may not be able to identify and successfully pursue the acquisition of new convenience stores discussed in our growth strategy, and any new stores we acquire may be unprofitable. Additionally, acquiring sites and businesses in the future involves risks that could cause our actual growth or operating results to differ adversely from expectations. There are several factors that could affect our ability to successfully identify and integrate new acquisitions. These factors include:

•	competition in targeted market areas and limitations on re-branding acquired stores under our existing 7-Eleven and FINA license agreements;

•	difficulties during the acquisition process in identifying all the liabilities of the businesses we acquire;

•	difficulties associated with the expansion of our existing financial controls, information systems, management resources and human resources needed to support retail store growth;

•	difficulties with hiring, training and retaining skilled personnel, including store managers;

•	difficulties in adapting distribution and other operational and management systems to an expanded retail store network;

•	difficulties in obtaining adequate financing to fund our expansion;

•	difficulties in obtaining governmental and other third-party consents, permits and licenses needed to operate additional stores;

•	difficulties in achieving the cost savings and financial improvements we anticipate from acquired stores;

•	the diversion of our senior management’s attention from focusing on our core business due to an increased focus on acquisitions; and

•	other challenges associated with the consummation and integration of any future acquisitions.

We depend on one wholesaler for a significant portion of our convenience store merchandise, and a disruption in supply by our wholesaler or change in our relationship with it could materially adversely affect our business.

For the year ended December 31, 2007, we purchased approximately 50% of our general merchandise for our retail stores, including most tobacco products and grocery items, from a single wholesale grocer, McLane Company, Inc., or McLane. We currently have a supply agreement with McLane that expires in December 2011. A change of merchandise suppliers, including as a result of our inability to renew our contract with McLane on terms acceptable to us or at all, a disruption in supply or a significant change in our relationship with McLane could lead to an increase in our cost of goods sold or a reduction in the reliability of timely deliveries.

In addition, we receive merchandise rebates on certain items from McLane. If these favorable arrangements were discontinued, we may incur higher merchandising costs that we may not be able to pass on to our retail customers resulting in a reduction in sales volume and gross profit on these merchandise offerings.

We rely substantially on third-party providers of information technology in our retail operations, and any material failure, inadequacy, interruption or security failure of our technology systems could materially disrupt our retail operations and could materially adversely affect our business.

We rely substantially on information technology systems across our retail operations, including for management of point-of-sale processing in our stores, pump control, daily operations reporting, inventory management and various other processes and transactions. These technology systems are provided to and supported in our convenience stores by third-party service providers. Our ability to effectively manage our retail business depends significantly on the reliability and capacity of these systems. The failure of these systems to operate effectively, problems with transitioning to upgraded or replacement systems, a dispute with or failure to perform by our third-party providers or a breach in security of these systems could materially disrupt our retail motor fuel and merchandise sales, and significant capital investments could be required to remediate the problem.

We rely on third-party transportation providers for the transportation of a portion of our motor fuel sold at our retail convenience stores, and a disruption in service or inability to timely secure transportation services could materially adversely affect our business.

Our retail convenience stores are responsible for the transportation of motor fuels purchased for resale from our wholesale marketing segment or other suppliers. Although our retail segment owns and leases trucks for the purpose of transporting motor fuel to our retail stores, we also procure approximately 6% of our motor fuel transportation needs from third-party transportation providers. If we are unable to timely arrange such transportation or find alternative transportation sources in the event of a service disruption with one of our contracted motor fuel transport providers, we may experience shortages in motor fuel supply at some of our retail convenience stores.

Compliance with or liability under the Petroleum Marketing Practices Act could materially adversely affect our business.

The Petroleum Marketing Practices Act, or PMPA, is a federal law that governs the relationship between a supplier and a distributor pursuant to which the supplier permits a distributor to use a trademark in connection with the sale or distribution of motor fuel. We are subject to the provisions of the PMPA because we sub-license the FINA brand to our distributors in connection with their distribution and sale of motor fuels. Under the PMPA, we may not terminate or fail to renew these distributor contracts unless certain enumerated preconditions or grounds for termination or nonrenewal are met, and we also comply with the prescribed notice requirements. The PMPA provides that our distributors may enforce the provisions of the act through civil actions against us. If we terminate or fail to renew one or more of our distributor contracts without complying with the PMPA, those distributors may file lawsuits against us to compel continuation of their contracts or to recover damages from us. See “Business — Governmental Regulation and Environmental Matters.”

Compliance with and liability under state and federal environmental regulations, including those that require investigation and remediation activities, may require significant expenditures or result in liabilities that could materially adversely affect our business.

Our business is subject to various federal, state and local environmental laws and regulations, including those relating to underground storage tanks, the release or discharge of regulated materials into the air, water and soil, the generation, storage, handling, use, transportation and disposal of hazardous materials, the exposure of persons to hazardous materials, remediation of contaminated soils and groundwater and the health and safety of our employees. For example, we store motor fuel in underground storage tanks at our retail locations and are required to make financial expenditures to comply with federal, state and local regulations governing the operation and closure of such tanks and the remediation of any leaks therefrom. In addition, the federal Clean Air Act and similar state laws regulate emissions to the air from motor fueling activities in certain areas of the country, including those that do not meet state or national ambient air quality standards. We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, third-party property damage or personal injury claims and capital expenditures for equipment upgrades, as a result of compliance with, violations of or liabilities under applicable environmental laws and regulations. Such costs could materially adversely affect our business. Furthermore, new laws, new interpretations of existing laws, increased governmental enforcement of existing laws or other developments, including legislative, regulatory and other legal developments in various phases of discussion or implementation that may limit greenhouse gas emissions or increase fuel economy standards, could require us to make additional capital expenditures, incur additional liabilities or negatively affect the market for motor fuel. See “Business — Governmental Regulation and Environmental Matters.”

The dangers inherent in the storage and transportation of motor fuel could cause disruptions and could expose us to potentially significant losses, costs or liabilities.

We store motor fuel in underground storage tanks at our retail locations and provide or arrange for transportation for distribution to our retail locations. Our operations are subject to significant hazards and risks inherent in handling, transporting and storing motor fuel. These hazards and risks include, but are not limited to, fires, explosions, traffic accidents, spills, discharges and other releases, any of which could result in distribution difficulties and disruptions, environmental pollution, governmentally-imposed fines or cleanup obligations, personal injury or wrongful death claims and other damage to our properties and the properties of others.

Our motor fuel operations are subject to inherent risk, and insurance, if available, may not adequately cover any such exposure, which could materially adversely affect our business.

We sell motor fuel to our wholesale customers and operate retail outlets that sell refined petroleum products. The presence of flammable and combustible products at our facilities provides the potential for fires and explosions that could destroy both property and human life. These products, almost all of which are liquids, also have the potential to cause environmental damage if improperly handled or released. Insurance is not available against all operational risks, especially environmental risks, and there is no assurance that insurance will be available or adequate in the future. In addition, as a result of factors affecting insurance providers, insurance premiums with respect to renewed insurance policies may increase significantly compared to what we currently pay.

Pending or future consumer or other litigation could materially adversely affect our business.

We are periodically party to individual personal injury claims, claims of fuel being contaminated or off-specification, product liability claims and other legal actions in the ordinary course of our business. If any such action or actions shall ultimately be determined adversely to us in a material way, our business could be materially adversely affected. Additionally, we are occasionally exposed to industry-wide or class-action claims arising from the products we carry or industry-specific business practices. For example, various petroleum marketing retailers, distributors and refiners are currently defending class-action claims alleging that the sale of unadjusted volumes of fuel at temperatures in excess of 60 degrees Fahrenheit violates various state consumer protection laws due to the expansion of the fuel with the increase of fuel temperatures. While industry-specific or class action litigation of this type is less frequent in occurrence than individual consumer claims, the cost of defense and ultimate disposition could be significant.

Litigation and publicity concerning food quality, health and other related issues could result in significant liabilities or litigation costs and cause consumers to avoid our convenience stores, which could materially adversely affect our business.

Convenience store businesses and other foodservice operators can be adversely affected by litigation and complaints from customers or government agencies resulting from food quality, illness or other health or environmental concerns or operating issues stemming from one or more locations. Adverse publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging customers from purchasing gasoline, merchandise or foodservice at one or more of our convenience stores. We could also incur significant liabilities if a lawsuit or claim results in a decision against us or substantial litigation costs regardless of results and may divert time and money away from our operations and hurt our performance.

If a food-borne illness or other food safety issue occurs at one of our convenience stores, we may receive negative publicity, be required to temporarily cease foodservice at that location or become subject to litigation. The occurrence of food-borne illnesses or food safety issues regarding one or more ingredients in our food products could materially adversely affect the price and availability of the affected ingredients.

Failure to comply with state laws regulating the sale of alcohol and cigarettes may result in the loss of necessary licenses and the imposition of fines, penalties or forfeitures on us.

State laws regulate the sale of alcohol and cigarettes. A violation or change of these laws could materially adversely affect our business because state and local regulatory agencies have the power to approve, revoke, suspend or deny applications for, and renewals of, permits and licenses relating to the sale of these products or to seek other remedies.

Failure to comply with the other state and federal regulations we are subject to may result in penalties or costs that could materially adversely affect our business.

Our business is subject to various other state and federal regulations including, but not limited to, employment laws and regulations, minimum wage requirements, overtime requirements, working condition requirements, citizenship requirements and other laws and regulations. Any appreciable increase in the statutory minimum wage rate or overtime pay, adoption of mandated health benefits or changes to immigration laws and citizenship requirements would likely result in an increase in our labor costs and such cost increase, or the penalties for failing to comply with such statutory minimums or regulations, could materially adversely affect our business. State or federal lawmakers or regulators may also enact new laws or regulations applicable to us that could materially adversely affect our business.

If we lose any of our key personnel, our ability to manage and grow our business could be materially adversely affected.

Our future performance depends to a significant degree upon the continued contributions of our senior management team. We do not currently maintain key man life insurance with respect to any member of our senior management team. The loss or unavailability to us of any member of our senior management team could significantly harm us. We face competition for these professionals from our competitors, our customers and other companies operating in our industry. To the extent the services of members of our senior management team would be unavailable to us for any reason, we would be required to hire other personnel to manage and operate our company and to develop our products and technology. We cannot assure you we would be able to locate or employ such qualified personnel on acceptable terms, or at all.

Covenants in our retail subsidiaries’ debt instruments could limit our ability to undertake certain types of transactions and materially adversely affect our liquidity.

The amended and restated credit agreement, dated June 29, 2007, between Southwest Convenience Stores, LLC (“SCS”), one of our retail segment’s operating subsidiaries, and Wachovia Bank, N.A., as administrative agent (the “Amended Wachovia Credit Facility”), contains negative operating covenants and events of default that may limit our financial flexibility and ability to undertake certain types of transactions. For example, our retail subsidiaries are subject to negative covenants that restrict their activities, including restrictions on creating liens, engaging in mergers, consolidations, sales of assets and change-of-control transactions, incurring additional indebtedness, entering into certain lease obligations and making certain restricted payments. Should we desire to undertake a transaction that is limited by the negative covenants in our retail subsidiaries’ credit agreement, we may need to obtain the consent of those lenders or refinance the credit facility. Such refinancings may not be possible or may not be available on commercially acceptable terms, or at all.

We depend on cash flows generated by our subsidiaries, and a failure to receive distributions from our subsidiaries may mean we are unable to meet our financial obligations.

We are a holding company with no material assets other than the equity interests of our subsidiaries. Our subsidiaries conduct substantially all of our operations and own substantially all of our assets. Repayment of our indebtedness and our ability to pay cash dividends to stockholders in the future, if any, is dependent on the generation of cash flows by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Each of our subsidiaries is a distinct legal entity. Under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries, and our subsidiaries may not be able to, or be permitted to, make distributions to us.

It may be difficult to serve process on or enforce a United States judgment against certain of our directors.

Four of our directors reside in Israel. In addition, a substantial portion of the assets of these directors are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. Furthermore, there is substantial doubt that the courts of the State of Israel would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.

Terrorist attacks and threatened or actual war could materially adversely affect our business.

Our business is affected by general economic conditions and fluctuations in consumer confidence and spending, which can decline as a result of numerous factors outside of our control. Terrorist attacks or threats, whether within the United States or abroad, rumors or threats of war, actual conflicts involving the United States or its allies or military or trade disruptions affecting our suppliers or our customers could materially adversely affect our operations. As a result, there could be delays or losses in the delivery of supplies to us, decreased sales of our products and extension of time for payment of accounts receivable from our customers. Specifically, strategic targets such as energy-related assets (which could include refineries that produce the motor fuel we purchase or ports in which crude oil is delivered) may be at greater risk of future terrorist attacks than other targets in the United States. These occurrences could materially adversely affect energy prices, including prices for our products, and an adverse effect on the margins from our operations. In addition, disruption or significant increases in energy prices could result in government-imposed price controls.

Risks Relating to Our Relationship with Alon Energy

Alon Energy controls the direction of our business, and the concentrated ownership of our common stock and certain governance arrangements will prevent you and other stockholders from influencing significant decisions.

After the completion of this offering, Alon USA, LP, a wholly-owned subsidiary of Alon Energy, will own     % of the outstanding shares of our common stock and all of our convertible preferred stock (     % if the underwriters exercise their over-allotment option in full). As long as Alon USA, LP owns a majority of our common stock, Alon Energy will be able to control any corporate action requiring a stockholder vote irrespective of the vote of, and without prior notice to, any other stockholder. As a result, Alon Energy will have the ability to control significant corporate activities, including:

•	the election of our board of directors and, through our board of directors, decision-making with respect to our business direction and policies, including the appointment and removal of our officers;

•	acquisitions or dispositions of businesses or assets, mergers or other business combinations;

•	our capital structure;

•	payment of dividends; and

•	the number of shares available for issuance under our equity incentive plan for our prospective and existing employees.

This voting control or influence may discourage transactions involving a change of control of our company, including transactions in which you as a holder of our common stock might otherwise receive a premium for your shares. Furthermore, Alon Energy generally has the right at any time to spin-off our common stock that Alon USA, LP owns or to sell a controlling interest in us to a third party after the expiration of the 180-day lock-up period, in either case without your approval and without providing for a purchase of your shares. See “Shares Eligible for Future Sale.”

Even if Alon USA, LP’s ownership interest is reduced to less than a majority of the outstanding shares of our common stock, so long as Alon USA, LP remains our largest shareholder, Alon Energy will have the ability to substantially influence these significant corporate activities.

Our historical and pro forma financial information as a business segment of Alon Energy may not be representative of our results as an independent public company.

The historical and pro forma financial information we have included in this prospectus may not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent entity during the historical periods presented. The historical costs and expenses reflected in our combined financial statements include an allocation for certain corporate functions historically provided by Alon Energy, including tax, accounting, treasury, legal and human resources services. We have not adjusted our historical or pro forma financial information to reflect all of the significant changes that will occur in our cost structure, funding and operations as a result of our transition to becoming a public company, including changes in our employee base, potential increased costs associated with reduced economies of scale and increased costs associated with being a publicly traded, stand-alone company, subject to SEC reporting and NYSE requirements. Therefore, our historical and pro forma financial information may not necessarily be indicative of what our results of operations, financial position or cash flows will be in the future.

Our ability to operate our business effectively may suffer if we are unable to cost-effectively establish our own administrative and other support functions in order to operate as a stand-alone company after the expiration of our transitional services agreements with Alon Energy.

As a subsidiary of Alon Energy, we have relied on administrative and other resources of Alon Energy to operate our business. In connection with this offering, we will enter into various service agreements to retain the ability for specified periods to use these Alon Energy resources. See “Certain Relationships and Related Party Transactions.” These services may not be provided at the same level as when we were a wholly-owned subsidiary of Alon Energy, and we may not be able to obtain the same benefits that we received prior to this offering. These services may not be sufficient to meet our needs, and after our agreements with Alon Energy expire, we may not be able to replace these services or obtain these services at prices and on terms as favorable as we currently have with Alon Energy. We will need to create our own administrative and other support systems or contract with third parties to replace Alon Energy’s systems. In addition, we have received informal support from Alon Energy, which may not be addressed in the agreements we will enter into with Alon Energy. The level of this informal support may diminish as we become a more independent company. Any failure or significant downtime in our own administrative systems or in Alon Energy’s administrative systems during the transitional period could result in unexpected costs, materially adversely affect our results or prevent us from paying our suppliers or employees and performing other administrative services on a timely basis.

We may not be able to resolve favorably potential disputes that may arise between us and Alon Energy with respect to our past and ongoing relationships.

Disputes may arise between Alon Energy and us in a number of areas relating to our ongoing relationships, including:

•	the terms of the fuel supply and trademark licensing agreement;

•	labor, tax, employee benefit, indemnification and other matters arising from our separation from Alon Energy;

•	employee retention and recruiting;

•	business combinations involving us;

•	sales or dispositions by Alon Energy of all or any portion of its ownership interest in us; and

•	the nature, quality and pricing of services Alon Energy has agreed to provide us.

We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.

The agreements we will enter into with Alon Energy may be amended upon agreement between the parties. While we are controlled by Alon Energy, we may not have the leverage to negotiate amendments to these agreements if required on terms as favorable to us as those we would negotiate with an unaffiliated third party.

Some of our directors and executive officers own common stock of Alon Energy and Alon Israel and, in some cases, their other subsidiaries, and options or other instruments, the value of which is related to the value of stock of Alon Energy or Alon Israel, as applicable, and, in some cases, their other subsidiaries, and hold management positions with Alon Energy and Alon Israel, which could cause conflicts of interests that result in our not acting on opportunities we otherwise may have.

Some of our directors and executive officers own Alon Energy and Alon Israel common stock and options or other instruments the value of which is related to the value of common stock of Alon Energy or Alon Israel, as applicable, and, in some cases, their other subsidiaries. In addition, some of our directors are executive officers and directors of Alon Energy and Alon Israel. The direct and indirect interests of our directors and officers in common stock of Alon Energy and Alon Israel and their other subsidiaries and the presence of executive officers or directors of Alon Energy and Alon Israel on our board of directors could create, or appear to create, conflicts of interest with respect to matters involving both us and Alon Energy or Alon Israel that could have different implications for Alon Energy or Alon Israel than they do for us. We cannot assure you that the agreements we enter into with Alon Energy and Alon Israel will adequately address potential conflicts of interest or that potential conflicts of interest will be resolved in our favor or that we will be able to take advantage of corporate opportunities presented to individuals who are officers or directors of both us and Alon Energy or Alon Israel. As a result, we may be precluded from pursuing certain growth opportunities.

We will be a “controlled company” within the meaning of the NYSE rules, and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

After the completion of this offering, Alon USA, LP, a wholly-owned subsidiary of Alon Energy, will own more than 50% of the total voting power of our common shares and we will be a “controlled company” under the NYSE corporate governance standards. As a controlled company, we will not be required to comply with certain NYSE corporate governance requirements, including the requirements:

•	that a majority of our board of directors consists of independent directors;

•	that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and governance committee and compensation committee.

As a result, you will not have the same protection afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Risks Related to This Offering

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NYSE or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares of our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering.

If our stock price decreases after this offering, you could lose a significant part or all of your investment. The market price of our common stock may be influenced by many factors, some of which are beyond our control, including those decisions described under “— Risks Relating to Our Business” and the following:

•	general economic and stock market conditions;

•	risks relating to our business and our industry, including those discussed above;

•	strategic actions by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts;

•	variations in our quarterly results of operations;

•	future sales of our common stock or other securities; and

•	investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives.

As a result of these factors, investors in our common stock may not be able to resell their shares at or above the initial offering price. In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated to, and disproportionate to, the operating performance of the wholesale marketing and retail segments. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

We will face new challenges, increased costs and administrative responsibilities as an independent public company.

As a public company with listed equity securities, we will need to comply with additional laws, regulations and requirements, certain provisions of the Sarbanes-Oxley Act of 2002, related regulations of the Securities and Exchange Commission and the Public Company Accounting Oversight Board and NYSE requirements. Complying with these laws, regulations and requirements will occupy a significant amount of the time of our board of directors and management and will increase our costs and expenses.

We will need to:

•	institute a more comprehensive compliance function;

•	design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission and the Public Company Accounting Oversight Board;

•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;

•	involve and retain to a greater degree outside counsel and accountants in the above activities; and

•	enhance our investor relations function.

If we do not implement such measures in a timely manner or with adequate compliance, we might fail to comply with these additional rules and regulations, which in turn could subject us to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission or the NYSE. Any such action could harm our reputation and investor confidence in the accuracy and completeness of our financial reports, which could materially adversely affect our stock price.

In addition, we also expect that being a public company subject to these rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit and compensation committees, and qualified executive officers.

We will be required to report the effectiveness of the internal controls over financial reporting of our business in our annual report on Form 10-K for the year ended December 31, 2009.

Section 404 of the Sarbanes-Oxley Act of 2002 and the rules of the Securities and Exchange Commission promulgated thereunder require our annual reports to contain a report of management’s assessment of the effectiveness of internal controls over financial reporting and an attestation report of our independent registered public accounting firm, including its opinion on the effectiveness of our internal control over financial reporting. These reports will be required to be included in our annual reports on Form 10-K commencing with our annual report on Form 10-K for the year ended December 31, 2009. The evaluation of our systems and the documentation of such systems that we will need to comply with Section 404 will be both costly and time-consuming. We cannot estimate at this time how long this process will take nor how much additional expense we will incur in completing the process necessary to comply with Section 404. We will need to improve our internal controls in connection with this offering in order to timely meet our reporting requirements as a public company. As we prepare for the completion of this offering, we are in the process of addressing these issues by hiring additional personnel with the necessary expertise. However, these and other remediation efforts may not enable us to avoid significant deficiencies or material weaknesses in our internal controls over financial reporting in the future. If we are unable to conclude that our internal control over financial reporting is effective as of the end of 2009 (or if our auditors are unable to opine that our internal control over financial reporting is effective), we could lose investor confidence in the accuracy and completeness of our financial reports, which could, in turn, have an adverse effect on our stock price.

You will incur immediate and substantial dilution as a result of this offering.

The initial public offering price per share of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after the offering. As a result, you will pay a price per share that substantially exceeds the tangible book value of our assets after subtracting our liabilities. Based on the issuance and sale of          million shares of common stock by us at an assumed initial public offering price of $      per share (the midpoint of the range set forth on the cover of this prospectus), you will incur immediate dilution of approximately $      in the net tangible book value per share if you purchase shares in this offering. See “Dilution.”

Shares eligible for future sale could materially adversely affect our common stock price.

Sales of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our certificate of incorporation, we are authorized to issue up to           shares of common stock, of which           shares of common stock will

be outstanding following this offering. Of these shares, the shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act.

We, our officers and directors and Alon Energy have agreed, subject to certain exceptions, not to sell or transfer, directly or indirectly, any shares of our common stock for a minimum period of 180 days from the date of this prospectus, subject to certain extensions, without the prior consent of Credit Suisse. However, after the lock-up period expires, Alon Energy will be able to register the common stock it owns and shares issuable upon conversion of the shares of series A convertible preferred stock under the Securities Act pursuant to a registration rights agreement with us. Furthermore, although there is no present intention to do so, Credit Suisse may, in its sole discretion and without notice, release all or any portion of the shares subject to these lock-up agreements. See “Underwriting.”

Following completion of this offering, we intend to register an aggregate of shares of our common stock that are reserved for issuance upon the exercise of options granted or reserved for grant under our equity incentive plan. Stockholders will be able to sell these shares in the public market upon issuance, subject to restrictions under the securities laws, any applicable lock-up agreements, any stock option vesting requirements and the lapsing of restrictions on restricted stock.

Also, in the future we may issue securities in connection with investments and acquisitions. The amount of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding common stock.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future sales and issuances of shares of our common stock would have on the market price of our common stock. See “Shares Eligible for Future Sale.”

Provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law may impede or discourage a takeover, which could materially adversely affect the value of our common stock.

Provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of discouraging a change of control of our company or deterring tender offers for our common stock. The anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. Additionally, provisions of our amended and restated certificate of incorporation and amended and restated bylaws will impose various procedural and other requirements, which could make it more difficult for stockholders to effect some corporate actions. For example, our amended and restated certificate of incorporation will authorize our board to determine the rights, preferences and privileges and restrictions of unissued shares of preferred stock without any vote or action by our stockholders. Thus, our board will be able to authorize and issue shares of preferred stock with voting or conversion rights that could materially adversely affect the voting or other rights of holders of our common stock. Moreover, stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting or to take action by written consent. These rights and provisions may have the effect of delaying or deterring a change of control of our company and may limit the price that investors might be willing to pay in the future for shares of our common stock. See “Description of Capital Stock.”

There is no assurance that we will declare dividends or have the available cash to make dividend payments.

Although we will have a policy of paying dividends on our common stock, there can be no assurance that funds will be available for this purpose in the future. The declaration and payment of dividends will be subject to the sole discretion of our board of directors, will not be cumulative and will depend upon our profitability, financial condition, capital needs, future prospects and other factors deemed relevant by our board of directors at the time. No dividends will be payable in respect of our common stock unless we have first paid the stated dividends on our series A convertible preferred stock.

If we are, or become, a U.S. real property holding corporation, special tax rules may apply to a sale, exchange or other disposition of common stock by non-U.S. holders, and those holders may be less inclined to invest in our stock as they may be subject to U.S. federal income tax in certain situations.

A non-U.S. holder will be subject to U.S. federal income tax with respect to gains recognized on the sale, exchange or other disposition of our common stock if we are, or were, a “U.S. real property holding corporation,” or a USRPHC, at any time during the shorter of the five-year period ending on the date of the sale or other disposition and the period such non-U.S. holder held our common stock (such applicable shorter period, the “lookback period”). In general, we would be a USRPHC if the fair market value of our “U.S. real property interests,” as such term is defined for U.S. federal income tax purposes, equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests and our other assets used or held for use in our trade or business. Based on our best estimate, we believe there is a significant risk that we may currently be, or may become, a USRPHC. However, because the determination of whether we are a USRPHC is fact-specific and depends on the composition of our assets and other factors, some of which may be beyond our control (including, for example, fluctuations in the value of our assets), it is difficult to determine or predict whether we are or will become a USRPHC. If we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market (such as the NYSE), only a non-U.S. holder who, actually or constructively, holds or held during the lookback period more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements in addition to historical information. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Corporate Reorganization Transactions” and relate to matters such as our industries, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. We have used the words “anticipate,” “assume,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “will,” “future” and similar terms and phrases to identify forward-looking statements in this prospectus.

Forward-looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized or otherwise materially affect our financial condition, results of operations and cash flows.

Actual events, results and outcomes may differ materially from our expectations due to a variety of factors. Although it is not possible to identify all of these factors, they include, among others, the following:

•	volatility in crude oil and wholesale petroleum costs;

•	volatility in retail fuel prices;

•	loss of our 7-Eleven and FINA licenses;

•	loss or adverse effect on our supplier relationships for motor fuel and merchandise;

•	competition in the retail and wholesale marketing industries;

•	our ability to attract and retain qualified employees;

•	changes in economic conditions, generally, and in the markets we serve, consumer behavior and travel trends;

•	seasonal trends in the industries in which we operate;

•	inability to identify, acquire and integrate new stores or grow our wholesale marketing operations;

•	the effects of and cost of compliance with current and future state and federal environmental, economic, safety and other laws, policies and regulations;

•	dangers inherent in storing and transporting motor fuel;

•	our ability to insure our motor fuel operations;

•	litigation or adverse publicity concerning food quality, food safety or other health concerns related to our convenience stores;

•	operating hazards, natural and man-made disasters, casualty losses and other matters beyond our control; and

•	the other factors discussed in more detail under “Risk Factors.”

Many of these factors are described in greater detail under “Risk Factors.” Potential investors are urged to consider these factors and the other factors described under “Risk Factors” carefully in evaluating any forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included herein are made only as of the date of this prospectus, and we undertake no obligation to update any information contained in this prospectus or to publicly release the results of any revisions to any forward-looking statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this prospectus, except as may be required by any applicable securities laws.

USE OF PROCEEDS

Based on an assumed initial public offering price of $      per share (the midpoint of the range set forth on the cover of this prospectus), we estimate that the proceeds we will receive from the sale of common stock in this offering will be approximately $      million, after deducting underwriting discounts and commissions and estimated offering expenses.

We intend to use the net proceeds:

•	to return $ million of parent investment to Alon USA, LP; and

•	for general corporate purposes, including growth capital.

The parent company investment that will be repaid with a portion of the proceeds of this offering consists of the current balance of net intercompany contributions that we have received from Alon USA, LP, our direct parent company.

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share (the midpoint of the range set forth on the cover of this prospectus) would increase (decrease) the net proceeds to us from this offering by $      , assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

DIVIDEND POLICY

We intend to pay quarterly cash dividends on our common stock at an initial annual rate of $      per share, commencing in the           quarter of 2009. However, the declaration and payment of future dividends to holders of our common stock is at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, prior payments of preferred stock dividends and other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2008 on an actual basis, on an as adjusted basis to give effect to the corporate reorganization transactions and on an as further adjusted basis to give effect to the sale by us of          shares of our common stock in this offering at an assumed initial offering price of $      per share (the midpoint of the range set forth on the cover of this prospectus) and the application of the net proceeds thereof as described in “Use of Proceeds.” You should read this table in conjunction with “Use of Proceeds,” “Selected Historical Combined Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Corporate Reorganization Transactions” and our audited and unaudited combined financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2008
		As	As Further
	Historical	Adjusted(1)	Adjusted(2)
	(Dollars, in millions, except per share amounts)

Cash and cash equivalents	$5.6	$	$

Notes payable:
Amended Wachovia Credit Facility and other indebtedness(3)	$90.5	$	$
Member’s interest and equity/stockholders’ equity:
Net parent investment	111.3
Preferred stock, $0.01 par value; shares authorized; shares issued and outstanding, as adjusted and as further adjusted	—
Common stock, $0.01 par value; shares authorized; shares issued and outstanding, as adjusted; shares issued and outstanding, as further adjusted	—
Additional paid-in capital	—
Accumulated other comprehensive loss	(0.7)
Retained earnings	3.0

Total member’s interest and equity/stockholders’ equity	113.6

Total capitalization	$204.1	$	$

(1)	Reflects the conversion of $ million of net parent investment from Alon Energy to $ million of our series A convertible preferred stock and $ million of common stock.

(2)	Reflects the offering and use of proceeds therefrom as described in this prospectus. See “Use of Proceeds.”

(3)	As of June 30, 2008, (a) $89.7 million were outstanding under the Amended Wachovia Credit Facility and there were no further amounts available for borrowing and (b) $0.8 million were outstanding under mortgage loans and our capital lease obligation.

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share (the midpoint of the range set forth on the cover of this prospectus) would increase (decrease) each of cash and cash equivalents, additional paid-in capital and total member’s interests and equity/stockholders’ equity by $      and would increase (decrease) total capitalization by $      , assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering will exceed the net tangible book value per share of common stock after this offering. If you invest in our common stock, your investment will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by calculating our total assets less intangible assets and total liabilities, and dividing it by the number of outstanding shares of common stock.

As of June 30, 2008, our net tangible book value was approximately $      million, or approximately $      per share of common stock, after giving pro forma effect to the corporate reorganization transactions. After giving effect to the sale of           shares of common stock in this offering at an assumed initial public offering price of $      per share (the midpoint of the range set forth on the cover of this prospectus) and after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of June 30, 2008, which we refer to as our pro forma net tangible book value, would have been approximately $      million, or $      per share. This represents an immediate increase in net tangible book value of $      per share to our existing stockholders and an immediate dilution of $      per share to purchasers of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of June 30, 2008 after giving pro forma effect to the corporate reorganization transactions	$
Increase in net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after the offering

Dilution per share to new investors		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share (the midpoint of the range set forth on the cover of this prospectus) would increase (decrease) our net tangible book value after this offering by $      per share and the dilution in net tangible book value to new investors in this offering by $      per share.

The following table summarizes as of June 30, 2008, as adjusted to give effect to the corporate reorganization transactions, this offering and use of proceeds thereof, the differences between the number of shares of common stock purchased from us, the aggregate cash consideration paid to us (after giving effect to the return of parent investment in connection with this offering) and the average price per share paid by existing stockholders and new investors purchasing shares of common stock in this offering. The following table does not reflect the ownership by our parent of the series A convertible preferred stock. The calculation below is based on an offering price of $      per share (the midpoint of the range set forth on the cover of this prospectus) before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us (after giving effect to the return of parent investment in connection with this offering):

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		per Share

Existing stockholders(1)			%	$		%	$
New investors(1)							$

Total		100%		$	100%

(1)	If the underwriters’ over-allotment option is exercised in full, the percentage of shares of common stock held by existing stockholders after this offering would be reduced to , or % of the total number of our shares of common stock outstanding after this offering, and the number of shares of common stock held by new investors would increase to , or % of the total number of our shares of common stock outstanding after this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share (the midpoint of the range set forth on the cover of this prospectus) would increase (decrease) total consideration paid by new investors in this offering and by all investors by $      million, and would increase (decrease) the average price per share paid by new investors by $      , assuming the number of shares of common stock offered by us, as set forth on the cover of this prospectus, remains the same.

SELECTED HISTORICAL COMBINED FINANCIAL AND OPERATING DATA

The following table sets forth our selected historical combined financial and operating data as of and for the periods indicated below. The selected historical combined financial data for the years ended December 31, 2005, 2006 and 2007, and the selected historical combined balance sheet data as of December 31, 2006 and 2007, have been derived from our audited combined financial statements, which are included elsewhere in this prospectus. The selected historical combined balance sheet data as of December 31, 2005 have been derived from our audited combined balance sheet as of December 31, 2005, which is not included in this prospectus.

The selected historical combined financial data for the years ended December 31, 2003 and 2004, and the selected historical combined balance sheet data as of December 31, 2003 and 2004, have been derived from our unaudited combined financial statements, which are not included in this prospectus.

The selected historical combined financial data for the six months ended June 30, 2007 and 2008, and as of June 30, 2008 are derived from our unaudited combined financial statements, which are included elsewhere in this prospectus. We have prepared our unaudited combined financial statements on the same basis as our audited combined financial statements and have included all adjustments, consisting of normal and recurring adjustments, which we consider necessary for a fair presentation of our financial position and operating results for the unaudited periods. The selected historical combined financial and operating data for the six months ended June 30, 2007 and 2008 and as of June 30, 2008, are not necessarily indicative of the results that may be obtained for a full year.

During the periods covered by our historical financial data, most of our business was accounted for as an operating segment of Alon Energy. Our combined financial statements include allocations of certain corporate functions provided to us by Alon Energy, including general corporate expenses, where allocations are based on estimates of effort or resources incurred on our behalf. Certain other costs incurred by Alon Energy for our direct benefit, such as rent, salaries and benefits, also have been included in our financial statements. However, our financial statements do not purport to represent and may not necessarily reflect what our financial position, cash flows and results of operations actually would have been if we had operated as a stand-alone company during the periods presented. Accordingly, our historical financial data also do not purport to represent and may not be indicative of our cash flows and results of operations for any future period or financial position at any future date.

The following selected historical combined financial and operating data should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited combined financial statements and related notes included elsewhere in this prospectus.

						Six Months Ended
	Year Ended December 31,					June 30,
	2003	2004	2005	2006	2007	2007	2008
	unaudited					unaudited
	(Dollars in thousands, except as noted)

Statement of Operations Data:
Revenues:
Motor fuel — retail	$147,777	$171,383	$193,232	$194,025	$259,287	$101,555	$169,184
Merchandise — retail	126,072	125,054	128,466	150,899	213,433	86,206	124,807
Other, net — retail(1)	4,340	5,054	4,879	6,255	7,374	3,084	2,931

Total retail	278,189	301,491	326,577	351,179	480,094	190,845	296,922
Motor fuel — wholesale	605,827	703,903	831,004	910,959	792,273	411,112	392,597
Other, net — wholesale(2)	1,796	4,945	2,431	2,455	2,149	919	1,390

Total wholesale	607,623	708,848	833,436	913,414	794,422	412,031	393,987

Total revenues	885,812	1,010,339	1,160,013	1,264,593	1,274,516	602,876	690,909
Gross profit:
Motor fuel — retail	11,918	12,598	14,985	14,555	19,478	8,910	10,077
Merchandise — retail	38,644	38,548	37,954	42,500	61,113	23,605	36,028
Other, net	4,340	5,054	4,879	6,254	7,375	3,084	2,931

Total retail	54,902	56,200	57,818	63,309	87,966	35,599	49,036

Motor fuel — wholesale	10,721	2,134	(7,096)	13,897	26,141	12,152	(110)
Other, net — wholesale	1,796	4,945	2,431	2,456	2,149	919	1,390

Total wholesale	12,517	7,079	(4,665)	16,353	28,290	13,071	1,280

Total gross profit	67,419	63,279	53,153	79,662	116,256	48,670	50,316
Operating and selling expenses:
Operating, selling and administrative	58,068	57,857	58,668	64,256	81,933	34,607	46,261
Depreciation, amortization and accretion	5,315	4,962	5,026	6,205	10,245	3,580	6,898

Total operating and selling expenses	63,383	62,819	63,694	70,461	92,178	38,187	53,159
Operating income (loss)	4,036	460	(10,541)	9,201	24,078	10,483	(2,843)
Interest expense	3,325	3,555	3,848	5,864	5,202	1,842	2,683
Rental, interest and other income	367	476	168	229	484	124	274
Gain (loss) on sale of assets	(23)	(115)	(55)	(30)	68	49	(21)

Income (loss) before income tax expense (benefit)	1,055	(2,734)	(14,276)	3,536	19,428	8,814	(5,273)
Income tax expense (benefit)	54	72	(5,040)	1,336	7,543	3,364	(1,570)

Net income (loss)	$1,001	$(2,806)	$(9,236)	$2,200	$11,885	$5,450	$(3,703)

						Six Months Ended
	Year Ended December 31,					June 30,
	2003	2004	2005	2006	2007	2007	2008
	unaudited					unaudited
	(Dollars in thousands, except as noted)

Other Financial Data:
EBITDA (unaudited)(3)	$9,695	$5,783	$(5,420)	$15,575	$34,810	$14,224	$4,292
Net cash provided by (used in):
Operating activities	7,011	6,432	(16,915)	14,860	10,143	(5,588)	(17,102)
Investing activities	(7,193)	(3,648)	(6,216)	(38,280)	(85,841)	(79,237)	(1,469)
Financing activities	(158)	(2,958)	24,560	23,547	81,429	94,099	13,795
Capital expenditures(4)	7,467	3,952	6,216	10,902	11,027	2,051	1,469

Operating Data (unaudited):
Number of retail stores (end of period)(5)	168	167	167	207	307	206	306
Retail fuel gallons sold	100,389	97,541	87,714	75,969	91,945	38,026	49,285
Average gasoline retail price (dollars per gallon sold)	$1.47	$1.76	$2.20	$2.55	$2.82	$2.67	$3.43
Average per retail store(6):
Retail merchandise sales	736	746	769	806	831	418	407
Retail fuel gallons sold	598	592	535	414	364	188	164
Comparable merchandise store sales growth(7):		1.4%	3.1%	4.8%	3.1%	3.5%	(2.7)%
Retail merchandise gross margin(8)	33.6%	34.0%	33.3%	32.3%	32.1%	31.0%	31.2%
Retail fuel margin (cents per gallon)(9)	11.2 ¢	11.9 ¢	17.1 ¢	19.2 ¢	21.2 ¢	23.4 ¢	20.4¢
Number of stores supplied through wholesale distributor network (end of period)(10)	1,345	1,302	1,079	983	776	925	765
Wholesale fuel gallons sold(11)	673,806	594,768	598,965	543,788	458,581	239,811	184,540
Wholesale fuel margin (cents per gallon)	1.9 ¢	0.9 ¢	(0.8)¢	3.0 ¢	6.2 ¢	5.5 ¢	0.7 ¢

Balance Sheet Data (end of period):
Cash and cash equivalents	$3,265	$3,091	$4,520	$4,647	$10,378		$5,602
Working capital(12)	26,534	20,776	20,744	22,906	28,410		48,429
Total assets	108,903	105,413	113,866	141,465	237,015		240,661
Total liabilities	71,297	72,976	108,000	90,970	136,335		127,049
Total member’s interest and equity	37,606	32,437	5,866	50,495	100,680		113,612

(1)	Includes revenues from lottery, money orders, money wire and ATM commissions, and other commissions earned on gift cards and ancillary services.

(2)	Includes payment card processing fees, broadband and equipment rents, and other marketing and trade agreement fees.

(3)	We define EBITDA as net income (loss) before net interest expense, income tax expense (benefit) and depreciation, amortization and accretion. We believe that EBITDA is useful to investors in evaluating our operating performance because:

•	securities analysts and investors often use such calculations as a measure of financial performance and debt service capabilities;

•	it facilitates management’s ability to measure operating performance of our business on a consistent basis since it removes the impact of items not directly resulting from our retail and wholesale marketing operations; and

•	it is used by our management for internal planning purposes, including aspects of our operating budget, capital expenditures, as well as for segment and individual site operating targets.

EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income as a measure of operating performance. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for an analysis of our results as reported under GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense, or the cash requirements necessary to service interest or principal payments on our credit facilities;

•	it does not reflect payments made or future requirements for income taxes;

•	although depreciation, amortization and accretion are non-cash charges, the assets being depreciated and amortized may be replaced in the future, and EBITDA does not reflect cash requirements for such replacements; and

•	because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of net income (loss) to EBITDA:

						Six Months Ended
	Year Ended December 31,					June 30,
	2003	2004	2005	2006	2007	2007	2008

Net income (loss)	$1,001	$(2,806)	$(9,236)	$2,200	$11,885	$5,450	$(3,703)
Depreciation, amortization and accretion	5,315	4,962	5,026	6,205	10,245	3,580	6,898
Interest expense, net	3,325	3,555	3,830	5,834	5,137	1,830	2,667
Income tax expense (benefit)	54	72	(5,040)	1,336	7,543	3,364	(1,570)

EBITDA	$9,695	$5,783	$(5,420)	$15,575	$34,810	$14,224	$4,292

(4)	Excludes capital assets acquired in business acquisitions.

(5)	Store count at June 30, 2007 excludes 102 stores acquired on June 29, 2007 because no results of operation are included in the six months ended June 30, 2007.

(6)	Average retail merchandise sales and motor fuel gallons sold are based on total merchandise sales or motor fuel gallons sold divided by total store months

(7)	Includes only stores operated in both periods.

(8)	Retail merchandise gross margin represents the difference between (i) merchandise sales revenues and other retail sales and services revenues and (ii) the delivered cost of merchandise purchases, net of rebates and commissions, expressed as a percentage of merchandise sales revenues. Retail merchandise gross margins, also referred to as in-store margins, are commonly used in the retail industry to measure in-store, or non-fuel, operating results.

(9)	Retail fuel margin represents the difference between motor fuel revenues and net cost of purchased fuel, including transportation costs and associated motor fuel taxes, expressed on a cents per gallon basis. Motor fuel margins are frequently used in the retail industry to measure operating results related to motor fuel sales.

(10)	Excludes convenience stores we own and operate.

(11)	Includes motor fuel gallons sold to our retail convenience stores.

(12)	Working capital is defined as total current assets, excluding cash and cash equivalents, less total current liabilities.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following unaudited pro forma condensed combined financial data for the year ended December 31, 2007 and as of and for the six months ended June 30, 2008, are based upon our historical combined financial statements included elsewhere in this prospectus, adjusted to give pro forma effect to certain transactions. The unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2007 give effect to the Skinny’s transaction, the corporate reorganization transactions, this offering and the application of net proceeds thereof as if they had each occurred as of January 1, 2007. The unaudited pro forma condensed combined statement of operations data for the six months ended June 30, 2008 give effect to the corporate reorganization transactions, this offering and the application of net proceeds thereof as if they had each occurred as of January 1, 2008. The unaudited pro forma condensed combined balance sheet data as of June 30, 2008 give effect to the corporate reorganization transactions, this offering and the application of net proceeds thereof as if they had each occurred as of June 30, 2008.

The pro forma adjustments in the column labeled Corporate Reorganization Transactions Adjustments give effect to the corporate reorganization transactions we expect to consummate with Alon Energy immediately prior to the consummation of this offering. Following completion of these transactions, the retail and wholesale marketing segments will both be conducted by subsidiaries of Alon Brands. See “Corporate Reorganization Transactions.”

The pro forma adjustments in the column labeled Skinny’s Transaction Adjustments give effect to our acquisition on June 29, 2007 of Skinny’s. The aggregate purchase price for Skinny’s was approximately $75.3 million after adjustments for working capital, debt and certain other post-closing adjustments. The operations of Skinny’s have been included in our combined statement of operations since the acquisition date.

The unaudited pro forma condensed combined financial data is included for informational purposes only and does not purport to represent what our financial position or results of operations would actually have been had the transactions referenced above occurred on the dates indicated. In addition, the pro forma adjustments described herein are based on available information and upon assumptions that our management believes are reasonable. The unaudited pro forma financial data also do not purport to represent and may not be indicative of our results of operations for any future period or financial position at any future date.

The following unaudited pro forma condensed combined statements of operations should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Historical Combined Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited combined financial statements and related notes included elsewhere in this prospectus.

ALON BRANDS, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2008

		Corporate	Pro Forma for
		Reorganization	Corporate
		Transactions	Reorganization	Offering	Pro
	Actual	Adjustments	Transactions	Adjustments	Forma
	(Dollars in thousands)

ASSETS
Current Assets
Cash and cash equivalents	$5,602	$—	$5,602	$	$
Accounts and short-term notes receivable, net of allowance for doubtful accounts	46,675	—	46,675
Inventories	27,900	—	27,900
Deferred income tax assets	2,986	—	2,986
Prepaid expenses and other current assets	2,058	—	2,058

Total Current Assets	85,221	—	85,221

Property and Equipment, net	94,181	—	94,181

Other Non-Current Assets
Goodwill	50,450	—	50,450
Intangible assets, net	9,257	—	9,257
Other assets	1,552	—	1,552

Net Other Non-Current Assets	61,259	—	61,259

Total Assets	$240,661	$—	$240,661	$	$

LIABILITIES AND MEMBER’S INTEREST AND EQUITY
Current Liabilities
Current portion of notes payable and capital lease obligation	$6,635	$—	$6,635	$	$
Accounts payable	11,281	—	11,281
Accounts payable, affiliates	1,451	—	1,451
Income taxes payable	295	—	295
Accrued liabilities and expenses	11,528	—	11,528

Total Current Liabilities	31,190	—	31,190

Long-Term Liabilities
Notes payable	83,795	—	83,795
Capital lease obligation	114	—	114
Deferred income tax liability	7,838	—	7,838
Other non-current liabilities	4,112	—	4,112

Total Liabilities	127,049	—	127,049

Commitments and Contingencies
Member’s Interest and Equity
Net parent investment	111,322
Preferred Stock	—
Common Stock	—
Additional paid-in capital	—
Accumulated other comprehensive loss, net of tax	(728)
Retained earnings	3,018

Total Members Interest and Equity/Stockholders’ Equity	113,612

Total Liabilities, Member’s Interest and Equity/Stockholders’ Equity	$240,661	$—	$240,661	$	$

(a)	Reflects the conversion of $ of net parent investment to common stock and the conversion of $ of such investment to our series A convertible preferred stock.

(b)	Reflects gross offering proceeds of $ less estimated offering-related expenses of $ that are capitalized and $ retirement of net parent investment.

(c)	Reflects the return of $ of net parent investment to Alon USA, LP with the proceeds of the offering.

ALON BRANDS, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

	Historical
	Alon Brands	Skinny’s			Pro Forma
	for the Year	for the Six			for
	Ended	Months Ended	Skinny’s		Skinny’s
	December 31,	June 29,	Transaction		Transaction	Offering	Pro
	2007(1)	2007	Adjustments		Adjustments	Adjustments	Forma
	(Dollars in thousands, except per share amounts)

Revenues
Motor fuel	$1,051,560	50,266	$(38,418	)(a)	$1,063,408	$	$
Merchandise	213,433	36,007			249,440
Other, net	9,523	832	(101	)(b)	10,254

Total Revenues	1,274,516	87,105	(38,519)		1,323,102

Cost of Sales
Motor fuel	1,005,941	47,699	(38,418	)(a)	1,015,221
Merchandise, net	152,319	25,064			177,384

Total Cost of Sales	1,158,260	72,763	(38,418)		1,192,605

Gross Profit	116,256	14,342	(101)		130,497

Operating and Selling Expenses
Personnel costs, taxes, and benefits	39,884	7,437			47,321
Leases and utilities	14,117	1,687			15,804
Royalties	2,901	77			2,978
Other operating, selling, and administrative	25,031	3,205	(101	)(b)	28,135
Depreciation, amortization and accretion	10,245	1,116	523	(c)	11,884

Operating and Selling Expenses	92,178	13,522	422		106,122

Operating Income (Loss)	24,078	820	(523)		24,375

Other Income (Expense)
Interest expense	(5,202)	(1,323)	169	(d)	(6,356)
Interest income	65	43			108
Rental, interest and other income	419	194			613
Gain on sale of assets	68	5			73

Other Income (Expense)	(4,650)	(1,081)	169		(5,562)

Income (Loss) Before Income Tax Expense (Benefit)	19,428	(261)	(354)		18,813

Income Tax Expense (Benefit)	7,543	3,541	(3,986	)(e)	7,098

Net Income (Loss)	$11,885	(3,802)	$3,632		$11,715	$	$

Earnings Per Share							$
Weighted Average Shares Outstanding

(1)	Amounts included in actual column include Alon Marketing and SCS for the twelve months ended December 31, 2008 and Skinny’s from the date of acquisition, June 29, 2007.

Related to the Skinny’s acquisition:

(a) Elimination of motor fuel products purchased from Alon Marketing totaling $38,418;

(b) Elimination of credit card revenue of $101.

(c) Increase to depreciation, amortization and accretion expense on an acquired asset totaling $523;

(d) Increase to interest expense based on increase of borrowings under the Amended Wachovia Credit Facility to $46,167 as of January 1, 2007 at 5% (LIBOR plus 1.5%) totaled $395; elimination of $564 of prepayment penalties associated with early extinguishment of Skinny’s debt; and

(e) Decrease in income tax expense based on election to be treated as a “C” corporation and the Skinny’s operating loss for the six months ended June 29, 2007.

ALON BRANDS, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2008

		Offering
	Actual	Adjustments	Pro Forma
	(Dollars in thousands, except per share amounts)

Revenues
Motor fuel	$561,780	$	$
Merchandise	124,807
Other, net	4,322

Total Revenues	690,909

Cost of Sales
Motor fuel	551,814
Merchandise, net	88,779

Total Cost of Sales	640,593

Gross Profit	50,316

Operating and Selling Expenses
Personnel costs, taxes, and benefits	22,512
Leases and utilities	8,060
Royalties	1,523
Other operating, selling, and administrative	14,166
Depreciation, amortization and accretion	6,898

Total Operating and Selling Expenses	53,159

Operating Income (Loss)	(2,843)

Other Income (Expense)
Interest expense	(2,683)
Interest income	16
Rental and other income	258
Gain (loss) on sale of assets	(21)

Total Other Income (Expense)	(2,430)

Income (Loss) Before Income Taxes	(5,273)

Income Tax Expense (Benefit)	(1,570)

Net Income (Loss)	$(3,703)	$	$

Earnings Per Share(a):
Basic			$
Diluted			$
Weighted Average Shares Outstanding(b):
Basic			$
Diluted			$

(a)	Pro forma earnings per share data for the six months ended June 30, 2008 reflect the conversion of Alon USA Interests, LLC to a “C” corporation in November 2008, the issuance of common stock and series A convertible preferred stock in the corporate reorganization transactions and the issuance of shares in this offering. Pro forma earnings per share is calculated by dividing the net income by the basic and diluted shares outstanding.

(b)	Pro forma basic and diluted shares outstanding reflect the conversion of Alon USA Interests, LLC to a “C” corporation in November 2008 and issuance of common stock and series A convertible preferred stock in the corporate reorganization transactions and the issuance of shares of common stock in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with our audited and unaudited combined financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. See “Forward-Looking Statements.” The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those we discuss under “Risk Factors” and elsewhere in this prospectus. EBITDA is a non-GAAP financial measure of performance that has limitations and should not be considered as a substitute for net income. See “Prospectus Summary — Summary Historical Combined and Unaudited Pro Forma Condensed Combined Financial and Operating Data” and “Selected Historical Combined Financial and Operating Data” for a discussion of our use of EBITDA in this prospectus and a reconciliation of EBITDA to net income for the periods presented.

Overview

We are the largest 7-Eleven licensee in the United States, and we are the sole licensee of the FINA brand for motor fuels in the South Central and Southwestern United States. Our business consists of two operating segments: retail and wholesale marketing. As of June 30, 2008, our retail segment operated 306 convenience stores in Central and West Texas and New Mexico, substantially all of which are operated under the 7-Eleven and FINA brands. Through our 7-Eleven licensing agreement, we have the exclusive right to operate 7-Eleven convenience stores in substantially all of our existing retail markets and many surrounding areas. Our wholesale marketing segment markets and supplies motor fuels under the FINA brand and provides brand support and payment card processing services to distributors supplying over 1,000 retail locations, including all company-owned stores that sell motor fuel. In certain markets, we also sub-license the FINA brand and provide the same brand support and payment card processing services to distributors outside of our supply network representing approximately 100 additional retail locations.

Historically, most of our business was accounted for as an operating segment of Alon USA Energy, Inc., an independent refining company listed on the NYSE under the symbol “ALJ.” Alon Energy owns and operates four crude oil refineries located in Big Spring, Texas; Paramount and Long Beach, California and Krotz Springs, Louisiana.

On June 29, 2007, we completed the acquisition of Skinny’s, Inc., or Skinny’s, a privately-held company that operated 102 stores in Central and West Texas. The aggregate purchase price for Skinny’s was approximately $75.3 million after adjustments for working capital, debt and certain other post-closing adjustments. The operations of Skinny’s have been included in our combined statements of operations since the acquisition date.

On July 3, 2006, we completed the purchase of 40 retail stores from Good Time Stores, Inc., or Good Times, in El Paso, Texas. The aggregate purchase price for the 40 acquired stores was $27.4 million after adjustments for inventories, post-closing transaction costs and assumption of certain lease obligations.

Corporate Reorganization Transactions

In November 2008, Alon Brands was converted from a Texas limited liability company to a Delaware corporation. Alon Brands historically operated as a holding company for the retail business of Alon Energy. Prior to the consummation of this offering, Alon Energy and Alon Brands will undertake a series of corporate reorganization transactions which will result in the assets and liabilities of the wholesale marketing segment being contributed to Alon Brands from Alon USA, LP. See “Corporate Reorganization Transactions.”

Our audited and unaudited combined financial statements included elsewhere in this prospectus, which are discussed below, reflect the historical financial position, cash flows and results of operations of the business that will be transferred to us from Alon USA, LP pursuant to a series of corporate reorganization transactions. However, our financial statements do not purport to represent, and may not necessarily reflect, what our financial position, cash flows and results of operations actually would have been if we had operated as a stand-alone company during the periods presented. Accordingly, our historical financial data also do not purport to represent and may not be indicative of our financial position, cash flows or results of operations for any future period or financial position at any future date.

Basis of Presentation

Prior to the effectiveness of the registration statement of which this prospectus forms a part, Alon Energy intends to “carve out” and cause the assets and liabilities associated with its FINA-branded wholesale marketing segment, operated by Alon USA, LP, to be contributed to Alon Marketing, LLC, or Alon Marketing, a newly-formed Delaware limited liability company. Alon USA, LP is the direct parent of Alon Brands, and the equity interests in Alon Marketing will then be contributed to Alon Brands. The historical financial statements contained in this prospectus reflect the combined financial position and results of operations of the wholesale marketing and retail segments that will be owned and operated by Alon Brands at the time of this offering.

We conduct our business in two primary business segments, retail and wholesale marketing. The retail segment operates 306 convenience store sites located in Central and West Texas and New Mexico. These convenience stores typically offer various grades of gasoline, diesel fuel, general merchandise and food and beverage products to the general public, primarily under the 7-Eleven and FINA brand names. Substantially all of the motor fuels sold through the retail segment are purchased from our wholesale marketing segment.

The wholesale marketing segment markets motor fuels through a network of over 1,000 locations under the FINA brand name, including our retail convenience stores that sell motor fuel. A majority of the fuel marketed is purchased through Alon Energy’s physically integrated system refined in Big Spring, Texas. This segment also provides its network of FINA-branded customers with brand support and payment card processing services.

Sales of motor fuels to our retail segment from our wholesale marketing segment, payment card processing fees and other fees charged or sales to our retail segment by our wholesale marketing segment are eliminated through consolidation of our financial statements.

Material Industry Trends

Our retail segment operates within the highly fragmented U.S. convenience store industry, with the 10 largest convenience store retailers accounting for less than 9% of total convenience stores in 2007. Furthermore, operators with 50 or fewer stores accounted for approximately 75% of all convenience stores operated by retailers in 2007. In recent years, the convenience store industry has experienced many important consumer trends, including changing consumer demographics and eating patterns that have resulted in more food consumed away from home, and a shift of consumer food and general merchandise purchases away from traditional supermarkets to convenience stores and other alternative formats, including big box retailers. Additionally, the increasing size and complexity of the big box retail format has driven many consumers to smaller retailers, such as convenience stores, to meet their demand for speed and convenience in daily shopping needs. We also believe that the highly fragmented nature of the convenience store industry provides larger chain operators significant scale advantages and opportunities to grow through acquisitions. The continued divestiture of retail operations by major oil companies may transfer advantages to medium to large retail convenience store chain operators, as we believe that the presence of major refiner operators in the industry may have depressed retail gasoline margins and this trend may reverse as major oil companies exit direct retail operations.

In recent years the market for wholesale distribution of motor fuel products has also experienced a number of changes, including the consolidation among major petroleum product producers over the last 25 years, which has resulted in fewer recognizable brands available to consumers, and a 37% reduction in the number of operating crude oil refineries, which has resulted in less access to product and increased the importance of obtaining a secure fuel supply source. In addition, an increased scrutiny by oil companies and refiners in selecting distributors, with a preference for larger distributors capable of handling higher volumes, has limited smaller distributors’ access to product.

Description of Revenues and Expenses

Retail

Revenues.  Revenues in our retail segment consist primarily of sales of merchandise and motor fuels. Retail revenues consist of gross merchandise sales less rebates, commissions and discounts, and gross fuel sales, including motor fuel taxes. Retail merchandise sales are driven by convenience, branding and competitive pricing. Our convenience store volumes are seasonal and peak in the second and third quarters of the year.

Cost of Sales.  Cost of sales for our retail segment include cost of sales for motor fuels and merchandise. Motor fuel cost of sales represents the net cost of purchased fuel, including transportation costs and associated motor fuel taxes. Merchandise cost of sales includes the delivered cost of merchandise purchases, net of merchandise rebates and commissions.

Gross Profit.  Retail merchandise gross profit is equal to retail merchandise sales less the delivered cost of the retail merchandise, net of vendor discounts and rebates, measured as a percentage of total retail merchandise sales. Our goal is to enhance overall store profitability through new fuel pricing strategies designed to increase fuel sales volumes which are expected to generate higher customer traffic that will increase sales of higher margin retail merchandise.

Operating, Selling and Administrative Expenses.  Operating, selling and administrative expenses in our retail segment consist primarily of costs relating to the operations of our convenience stores, including payment card fees, labor, utilities, maintenance and retail corporate overhead expense.

Wholesale Marketing

Revenues.  Wholesale marketing revenues consist primarily of motor fuel sales, net of early payment discounts, payment card processing fees and net of payment card processing expenses. Revenues for our wholesale marketing segment include sales of motor fuels to our retail segment, which are eliminated through consolidation of our financial statements.

Cost of Sales.  Wholesale marketing segment cost of sales consists of the cost of motor fuel purchased for resale.

Gross Profit.  Motor fuel gross profit is equal to motor fuel sales less the delivered cost of fuel and motor fuel taxes, measured on a cents per gallon, or cpg, basis. Our motor fuel margins are driven by local supply, demand and competitor pricing.

Operating, Selling and Administrative Expenses.  Operating, selling and administrative expenses in our wholesale marketing segment consist primarily of overhead and marketing expenses.

Our earnings and cash flows from our wholesale marketing segment are primarily affected by the motor fuel sales volumes and margins recognized on the sale of motor fuels to our distributors, payment card processing fee revenue and licensing fees. The margins recognized on sales of motor fuel are the price at which fuel is sold to our FINA-branded distributors less our delivered cost, net of any early payment discounts. Payment card processing fee revenue is the fees assessed on our wholesale customers and licensees, net of the costs we incur in providing such payment card processing services.

Influences on Results of Operations

During 2008, Alon Energy, our primary supplier, suffered a major fire at its refinery located in Big Spring, Texas. As a result, a number of our wholesale marketing segment’s distributors were supplied through terminals that were inconvenient to them and our fuel sales volumes decreased. Fuel margins were also negatively affected because we purchased fuel for resale in order to honor contractual commitments to these distributors. Additionally, we are in the process of reducing our exposure in markets not integrated with Alon Energy’s Big Spring refinery by allowing our fuel supply agreements to expire by their terms, which has resulted in declining fuel sales volumes over the past several years.

Over the past several years, wholesale motor fuel costs have continued to be extremely volatile and prices have increased and decreased substantially. The periods of higher motor fuel costs resulted in increases in our retail segment’s payment card expenses, since these fees are calculated as a percentage of the sales amount rather than gallons sold. We are able to partially mitigate these higher costs for our retail segment due to the payment card processing services offered by our wholesale segment, such that we are able to recoup a portion of those increased costs on a combined basis, as well as benefit from the increased fees received from third-party purchasers.

Alon Energy currently provides us with significant corporate and shared services functions. Our historical financial statements in this prospectus reflect an allocation of these costs within operating, selling and administrative expenses. These allocations include costs related to treasury, payroll and other financial related services, human resources and employee benefits, legal, information systems, investment services, corporate services and procurement and sourcing support. Following our corporate reorganization transactions, we expect Alon Energy to continue to provide many of the services related to these functions on a transitional basis for a fee. These services will be provided under the Corporate Services Agreement described in “Certain Relationships and Related Party Transactions.” In addition to the cost of these services, we may incur other corporate and operational costs which may be greater than historically allocated levels. For example, as a public company, we will incur costs relating to our public reporting and compliance obligations. Also, we will incur certain non-recurring expenses in connection with the corporate reorganization transactions.

Results of Operations

The following table sets forth summary financial data from our financial statements as a percentage of total revenues for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008

Revenues:
Motor fuel	88.3%	87.4%	82.5%	85.0%	81.3%
Merchandise	11.1	11.9	16.7	14.3	18.1
Other, net	0.6	0.7	0.8	0.7	0.6

Total revenues	100.0	100.0	100.0	100.0	100.0

Gross profit:
Motor fuel	0.7	2.2	3.6	3.5	1.4
Merchandise	3.3	3.4	4.8	3.9	5.2
Other, net	0.6	0.7	0.8	0.7	0.6

Total gross profit	4.6	6.3	9.2	8.1	7.2
Operating, selling and administrative expenses	5.1	5.1	6.4	5.7	6.7
Depreciation, amortization and accretion	0.4	0.5	0.8	0.6	1.0
Other expense	0.3	0.4	0.4	0.3	0.4

Net income (loss) before income tax expense (benefit)	(1.2)	0.3	1.6	1.5	(0.9)
Income tax expense (benefit)	(0.4)	0.1	0.6	0.6	(0.2)

Net income (loss)	(0.8)%	0.2%	1.0%	0.9%	(0.7)%

The following tables provide summary financial and operating data for us and our two operating segments.

Alon Brands, Inc. Combined

				Six Months Ended
	Year Ended December 31,			June 30,
	2005	2006	2007	2007	2008
	(Dollars in thousands)
				(unaudited)

Statement of Operations Data:(1)
Revenues	$1,160,013	$1,264,593	$1,274,516	$602,876	$690,909
Cost of sales	1,106,860	1,184,931	1,158,260	554,206	640,593
Gross profit	53,153	79,662	116,256	48,670	50,316
Operating and selling expenses:
Operating, selling and administrative	58,668	64,256	81,933	34,607	46,261
Depreciation, amortization and accretion	5,026	6,205	10,245	3,580	6,898

Total operating and selling expenses	63,694	70,461	92,178	38,187	53,159
Operating income (loss)	(10,541)	9,201	24,078	10,483	(2,843)
Interest expense	3,848	5,864	5,202	1,842	2,683
Rental, interest and other income	168	229	484	124	274
Gain (loss) on sale of assets	(55)	(30)	68	49	(21)
Income tax expense (benefit)	(5,040)	1,336	7,543	3,364	(1,570)

Net income (loss)	$(9,236)	$2,200	$11,885	$5,450	$(3,703)

Other Financial Data:
EBITDA (unaudited)(2)	$(5,420)	$15,575	$34,810	$14,224	$4,292
Net cash provided by (used in):
Operating activities	(16,915)	14,860	10,143	(5,588)	(17,102)
Investing activities	(6,216)	(38,280)	(85,841)	(79,237)	(1,469)
Financing activities	24,560	23,547	81,429	94,099	13,795
Capital expenditures(3)	6,216	10,902	11,027	2,051	1,469

(1)	Excludes inter-company sales and expenses that are eliminated in the combined financial statements.

(2)	We define EBITDA as net income (loss) before net interest expense, income tax expense (benefit) and depreciation, amortization and accretion. We believe that EBITDA is useful to investors in evaluating our operating performance because:

• securities analysts and investors often use such calculations as a measure of financial performance and debt service capabilities;

• it facilitates management’s ability to measure operating performance of our business on a consistent basis since it removes the impact of items not directly resulting from our retail and wholesale marketing operations; and

• it is used by our management for internal planning purposes, including aspects of our operating budget, capital expenditures, as well as for segment and individual site operating targets.

EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income as a measure of operating performance. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for an analysis of our results as reported under GAAP. Some of these limitations include:

• it does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

• it does not reflect changes in, or cash requirements for, working capital;

• it does not reflect significant interest expense, or the cash requirements necessary to service interest or principal payments on our credit facilities;

• it does not reflect payments made or future requirements for income taxes;

• although depreciation, amortization and accretion are non-cash charges, the assets being depreciated and amortized may be replaced in the future, and EBITDA does not reflect cash requirements for such replacements; and

• because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of net income (loss) to EBITDA:

	Year Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
	(Dollars in thousands)

Net income (loss)	$(9,236)	$2,200	$11,885	$5,450	$(3,703)
Depreciation, amortization and accretion	5,026	6,205	10,245	3,580	6,898
Interest expense, net	3,830	5,834	5,137	1,830	2,667
Income tax expense (benefit)	(5,040)	1,336	7,543	3,364	(1,570)

EBITDA	$(5,420)	$15,575	$34,810	$14,224	$4,292

(3)	Excludes capital assets acquired in business acquisitions.

Retail Segment

	Year Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
	(Dollars in thousands, except as noted)

Statement of Operations Data:
Revenues(1)	$326,577	$351,179	$480,094	$190,845	$296,922
Cost of sales	268,759	287,870	392,128	155,246	247,887

Gross profit	57,818	63,309	87,966	35,599	49,035

Operating and selling expenses:
Operating, selling and administrative	50,167	56,559	76,257	31,717	44,088
Depreciation, amortization and accretion	4,136	5,040	8,794	2,863	6,125

Total operating and selling expenses	54,303	61,559	85,051	34,580	50,213

Operating income (loss)	$3,515	$1,710	$2,915	$1,019	$(1,178)

Operating Data (unaudited):
Number of stores (end of period)(2)	167	207	307	206	306
Fuel sales (thousands of gallons)	87,714	75,969	91,945	38,026	49,285
Fuel sales (thousands of gallons per site per month)(3)	44.6	34.4	30.3	31.4	27.2
Fuel margin (cents per gallon)(4)	17.1 ¢	19.2 ¢	21.2 ¢	23.4 ¢	20.2 ¢
Merchandise sales	$128,466	$150,899	$213,433	$86,206	$124,807
Merchandise sales (per site per month)(5)	64.1	67.2	69.3	69.7	67.8
Merchandise margin	33.3%	32.3%	32.1%	31.0%	31.2%
Comparable merchandise store sales growth(6)	3.1%	4.8%	3.1%	3.5%	(2.7)%

(1)	Includes motor fuel sales, including federal and state excise tax, merchandise sales, and other commissions earned.

(2)	Includes all stores selling merchandise, including nine stores that do not sell motor fuels. Store count at June 30, 2007 excludes 102 stores acquired on June 29, 2007 because no results of operation are included in the six months ended June 30, 2007.

(3)	Motor fuel gallons sold on a per site, per month basis is calculated by the total gallons sold divided by total store months.

(4)	Retail fuel margin represents the difference between motor fuel revenues and net cost of purchased fuel, including transportation costs and associated motor fuel taxes, expressed on a cents per gallon basis. Motor fuel margins are frequently used in the retail industry to measure operating results related to motor fuel sales.

(5)	Merchandise sales per site, per month is calculated by merchandise sales divided by total store months.

(6)	Includes stores operated for the current and prior period.

Wholesale Marketing Segment

	Year Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
	(Dollars in thousands, except as noted)
				(unaudited)

Statement of Operations Data:
Revenues(1)	$833,436	$913,414	$794,422	$412,031	$393,987
Cost of sales	838,101	897,061	766,132	398,960	392,706

Gross profit (loss)	(4,665)	16,353	28,290	13,071	1,281

Operating and selling expenses:
Operating, selling, and administrative	8,501	7,697	5,676	2,890	2,173
Depreciation, amortization and accretion	890	1,165	1,451	717	773

Total operating and selling expenses	9,391	8,862	7,127	3,607	2,946

Operating income (loss)	$(14,056)	$7,491	$21,163	$9,464	$(1,665)

Operating Data (unaudited):
Fuel volume	598,965	543,788	458,581	239,811	184,540
Fuel margin (cents per gallon)	(0.8)¢	3.0¢	6.2¢	5.5¢	0.7¢
Distributor count (end of period)(2)	97	90	81	86	81
Retail outlet count (end of period)(3)	1,243	1,191	1,082	1,131	1,071
Average wholesale rack fuel price(4)	$1.67	$1.99	$2.21	$2.08	$2.92

(1)	Includes motor fuel sales, payment card processing fees and other marketing and trade agreement program revenues and has eliminated inter-company sales and volume.

(2)	Includes all active FINA-branded distributors with retail outlets, whether or not supplied by us with motor fuels, excluding our retail subsidiaries.

(3)	Includes all active FINA-branded retail outlets operating under a distributor sales agreement or a distributor license agreement, including the convenience stores operated by our retail segment.

(4)	Average wholesale rack fuel price is calculated as the branded gasoline and diesel rack sales price per gallon, prior to any discounts given to FINA-branded distributors.

Six Months Ended June 30, 2008 Compared to the Six Months Ended June 30, 2007

Revenues

Combined.  Revenues for the six months ended June 30, 2008 were $690.9 million, compared to $602.9 million for the six months ended June 30, 2007, an increase of $88.0 million or 14.6%. This increase was primarily attributable to higher retail motor fuel and merchandise sales from 102 convenience stores acquired in June 2007 and higher retail motor fuel prices over the comparable period in 2007. This increase was partially offset by lower retail and wholesale fuel sales in the six months ended June 30, 2008, compared to the six months ended June 30, 2007.

Retail Segment.  Revenues for our retail segment were $296.9 million for the six months ended June 30, 2008, compared to $190.8 million for the six months ended June 30, 2007, an increase of $106.1 million or 55.6%. Of this increase, $90.7 million was attributable to motor fuel, merchandise and other in-store sales from 102 convenience stores acquired in June 2007. Revenues at our remaining convenience stores increased by $15.4 million, which was attributable to higher motor fuel prices, partially offset by reduced fuel sales due to lower volume. Despite lower fuel sales at these convenience stores, merchandise revenues were flat over the comparable period in 2007.

Wholesale Marketing Segment.  Revenues for our wholesale marketing segment were $394.0 million for the six months ended June 30, 2008, compared to $412.0 million for the six months ended June 30, 2007, a decrease of $18.0 million or 4.4%. This decrease was primarily attributable to reduced fuel sales due to lower volume that resulted from supply sourcing disruptions and a net decline of 60 retail outlets that we supplied with motor fuel. This net decline in retail outlets supplied by us was a result of our efforts to reduce our exposure in markets not integrated with Alon Energy’s Big Spring refinery.

Cost of Sales

Combined.  Cost of sales was $640.6 million for the six months ended June 30, 2008, compared to $554.2 million for the six months ended June 30, 2007, an increase of $86.4 million or 15.6%. This increase was primarily attributable to higher retail fuel and merchandise costs from 102 convenience stores acquired in June 2007 and higher retail and wholesale motor fuel costs. This increase was partially offset by reduced wholesale fuel sales due to lower volume.

Retail Segment.  Cost of sales for our retail segment was $247.9 million for the six months ended June 30, 2008, compared to $155.2 million for the six months ended June 30, 2007, an increase of $92.6 million or 59.7%. Of this increase, $75.4 million was attributable to increased fuel and merchandise costs from 102 convenience stores acquired in June 2007, $16.3 million was attributable to higher motor fuel costs and approximately $1.0 million was attributable to in-store merchandise purchases.

Wholesale Marketing Segment.  Cost of sales for our wholesale marketing segment was $392.7 million for the six months ended June 30, 2008, compared to $399.0 million for the six months ended June 30, 2007, a decrease of $6.3 million or 1.6%. This decrease was primarily attributable to reduced fuel sales due to lower volume that resulted from a net decline of 60 retail outlets that we supplied with motor fuel. This decrease in cost of sales was partially offset by higher motor fuel prices.

Operating and Selling Expenses, Excluding Depreciation, Amortization and Accretion

Combined.  Operating and selling expenses, excluding depreciation, amortization and accretion for the six months ended June 30, 2008 were $46.3 million, compared to $34.6 million for the six months ended June 30, 2007, an increase of $11.7 million or 33.8%. This increase was primarily attributable to higher retail operating and selling expenses from 102 convenience stores acquired in June 2007. This increase was partially offset by reduced wholesale fuel sales due to lower volume.

Retail Segment.  Operating and selling expenses, excluding depreciation, amortization and accretion for our retail segment for the six months ended June 30, 2008 were $44.1 million, compared to $31.7 million for the six months ended June 30, 2007, an increase of $12.4 million or 39.1%. Of this increase, $11.6 million was attributable to higher operating and selling expenses from 102 convenience stores acquired in June 2007 and approximately $0.8 million was attributable to higher payment card expenses resulting from higher motor fuel prices, increased repairs and maintenance costs and cash and inventory shortages.

Wholesale Marketing Segment.  Operating and selling expenses, excluding depreciation, amortization and accretion for our wholesale marketing segment for the six months ended June 30, 2008 were $2.2 million, compared to $2.9 million for the six months ended June 30, 2007, a decrease of $0.7 million or 24.1%. This decrease was primarily attributable to reduced fuel sales due to lower volume that resulted from a net decline of 60 retail outlets that we supplied with motor fuel.

Depreciation, Amortization and Accretion

Depreciation, amortization and accretion for the six months ended June 30, 2008 was $6.9 million, compared to $3.6 million for the six months ended June 30, 2007, an increase of $3.3 million or 91.7%. This increase was primarily attributable to 102 convenience stores acquired in June 2007.

Operating Income (Loss)

Combined.  Operating loss was $2.8 million for the six months ended June 30, 2008, compared to operating income of $10.5 million for the six months ended June 30, 2007, a decrease of $13.3 million. This decrease was primarily attributable to reduced retail and wholesale fuel sales due to lower volume and lower wholesale motor fuel margins.

Retail Segment.  Operating loss for our retail segment was $1.2 million for the six months ended June 30, 2008, compared to operating income of $1.0 million for the six months ended June 30, 2007, a decrease of $2.2 million. This decrease was primarily attributable to reduced fuel sales due to lower volume, an increase in workers’ compensation and general liability claims, higher repair and maintenance cost and an increase in payment card fees resulting from higher motor fuel prices.

Wholesale Marketing Segment.  Operating loss for our wholesale marketing segment was $1.7 million for the six months ended June 30, 2008, compared to operating income of $9.5 million for the six months ended June 30, 2007, a decrease of $11.2 million or 117.9%. This decrease was primarily attributable to reduced fuel sales due to lower volume and lower motor fuel margins. Fuel sales volume was lower due to supply sourcing disruptions and a net decline of 60 retail outlets that we supplied with motor fuel. Motor fuel margins were lower due to our purchasing of fuels for resale to honor our supply commitments to FINA-branded distributors and the introduction by some of our competitors of lower-cost ethanol into motor fuel for certain markets.

Interest Expense

Interest expense was $2.7 million for the six months ended June 30, 2008, compared to $1.8 million for the six months ended June 30, 2007, an increase of $0.9 million or 50.0%. This increase was primarily attributable to debt incurred in connection with 102 convenience stores acquired in June 2007.

Income Tax Expense (Benefit)

Income tax benefit was $1.6 million for the six months ended June 30, 2008, compared to income tax expense of $3.4 million for the six months ended June 30, 2007, a decrease of $5.0 million. This decrease resulted from our net loss in the six months ended June 30, 2008, compared to net income in the six months ended June 30, 2007. Our effective tax rate was 29.8% for the six months ended June 30, 2008, compared to an effective tax rate of 38.2% for the six months ended June 30, 2007.

Net Income (Loss)

As a result of the foregoing, net loss was $3.7 million for the six months ended June 30, 2008, compared to net income of $5.5 million for the six months ended June 30, 2007, a decrease of $9.2 million.

Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

Revenues

Combined.  Revenues for 2007 were $1,274.5 million, compared to $1,264.6 million for 2006, an increase of $9.9 million or 0.8%. This increase was primarily attributable to six months of retail motor fuel and merchandise sales from 102 convenience stores acquired in June 2007, twelve months of retail motor fuel and merchandise sales from 40 convenience stores purchased in July 2006 compared to six months of such sales reflected an additional in 2006 and higher retail motor fuel prices over the comparable period in 2006. These increases were partially offset by reduced wholesale fuel sales due to lower volume in the year ended December 31, 2007, compared to the year ended December 31, 2006.

Retail Segment.  Revenues for our retail segment were $480.1 million for 2007, compared to $351.2 million for 2006, an increase of $128.9 million or 36.7%. Of this increase, $89.1 million was attributable to six months of motor fuel and merchandise sales from 102 convenience stores acquired in June 2007, $24.9 million was attributable to twelve months of motor fuel and merchandise sales from 40 convenience stores purchased in July 2006, compared to six months of sales reflected in 2006 and $14.9 million was attributable to higher motor fuel prices.

Wholesale Marketing Segment.  Revenues for our wholesale marketing segment were $794.4 million for 2007, compared to $913.4 million for 2006, a decrease of $119.0 million or 13.0%. This decrease was primarily attributable to lower fuel sales volume that resulted from a net decline of 109 retail outlets that we supplied with motor fuel. This net decline in retail outlets supplied by us was a result of our efforts to reduce our exposure in markets not integrated with Alon Energy’s Big Spring refinery.

Cost of Sales

Combined.  Cost of sales was $1,158.3 million for 2007, compared to $1,184.9 million for 2006, a decrease of $26.6 million or 2.2%. This decrease was primarily attributable to reduced wholesale fuel sales due to lower volume. This decrease was partially offset by increased retail motor fuel and merchandise costs from 102 convenience stores acquired in June 2007 and our remaining convenience stores.

Retail Segment.  Cost of sales for our retail segment was $392.1 million for 2007, compared to $287.9 million for 2006, an increase of $104.2 million or 36.2%. Of this increase, $73.8 million was attributable to higher motor fuel and merchandise costs from 102 convenience stores acquired in June 2007 and $30.4 million were attributable to higher motor fuel and merchandise costs at our remaining convenience stores.

Wholesale Marketing Segment.  Cost of sales for our wholesale marketing segment was $766.1 million for 2007, compared to $897.1 million for 2006, a decrease of $131.0 million or 14.6%. This decrease was primarily attributable to reduced fuel sales due to lower volume that resulted from a net decline of 109 retail outlets that we supplied with motor fuel.

Operating and Selling Expenses, Excluding Depreciation, Amortization and Accretion

Combined.  Operating and selling expenses, excluding depreciation, amortization and accretion for 2007 were $81.9 million, compared to $64.3 million for 2006, an increase of $17.6 million or 27.5%. This increase was primarily attributable to higher operating and selling expenses from convenience stores acquired in June 2007 and 40 convenience stores purchased in July 2006. This increase was partially offset by reduced wholesale fuel sales on lower volume.

Retail Segment.  Operating and selling expenses, excluding depreciation, amortization and accretion for our retail segment for 2007 were $76.3 million, compared to $56.6 million for 2006, an increase of $19.7 million or 34.8%. Of this increase, $11.9 million was attributable to higher operating and selling expenses from 102 convenience stores acquired in June 2007 and $7.8 million was attributable to additional operating and selling expenses related to 40 convenience stores purchased in July 2006.

Wholesale Marketing Segment.  Operating and selling expenses, excluding depreciation, amortization and accretion for our wholesale marketing segment for 2007 were $5.7 million, compared to $7.7 million for 2006, a decrease of $2.0 million or 26.0%. This decrease was primarily attributable to reduced fuel sales on lower volume that resulted from a net decline of 109 retail outlets that we supplied with motor fuel.

Depreciation, Amortization and Accretion

Depreciation, amortization and accretion for 2007 was $10.2 million, compared to $6.2 million for 2006, an increase of $4.0 million or 64.5%. This increase was primarily attributable to 102 convenience stores acquired in June 2007.

Operating Income (Loss)

Combined.  Operating income was $24.1 million for 2007, compared to operating income of $9.2 million for 2006, an increase of $14.9 million or 162.0%. This increase was primarily attributable to a significant supply source disruption in our marketing areas and higher retail fuel sales margins.

Retail Segment.  Operating income for our retail segment was $2.9 million for 2007, compared to operating income of $1.7 million for 2006, an increase of $1.2 million or 70.6%. This increase was primarily attributable to higher fuel sales margins, improved in-store merchandise margins and lower operating expenses on same store sales.

Wholesale Marketing Segment.  Operating income for our wholesale marketing segment was $21.2 million for 2007, compared to $7.5 million for 2006, an increase of $13.7 million or 182.7%. This increase was primarily attributable to a significant supply source disruption in our marketing areas caused by an area refinery going offline. This disruption resulted in a favorable spread between the price most often used in many of the geographic areas in which we supply motor fuel, and the Gulf Coast market, which is more representative of our motor fuel costs.

Interest Expense

Interest expense was $5.2 million for 2007, compared to $5.9 million for 2006, a decrease of $0.7 million or 11.9%. This decrease is due to the refinancing of certain of our debt.

Income Tax Expense (Benefit)

Income tax expense was $7.5 million for 2007, compared to $1.3 million for 2006, an increase of $6.2 million. This increase resulted from greater operating income from the previous year. Our effective tax rate was 38.8% for 2007, compared to an effective tax rate of 37.8% for 2006.

Net Income (Loss)

As a result of the foregoing, net income was $11.9 million for 2007, compared to net income of $2.2 million for 2006, an increase of $9.7 million.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

Revenues

Combined.  Revenues for 2006 were $1,264.6 million, compared to $1,160.0 million for 2005, an increase of $104.6 million or 9.0%. Of this increase, $80.0 million was attributable to higher wholesale motor fuel revenues and $24.6 million was primarily attributable to higher retail motor fuel and merchandise sales from 40 convenience stores acquired in July 2006 over the comparable period in 2005. This increase was partially offset by reduced retail fuel sales due to lower volume at our remaining convenience stores in the year ended December 31, 2006, compared to the year ended December 31, 2005.

Retail Segment.  Revenues for our retail segment were $351.2 million for 2006, compared to $326.6 million for 2005, an increase of $24.6 million or 7.5%. This increase was primarily attributable to motor fuel, merchandise and other in-store revenues from 40 convenience stores acquired in July 2006. This increase was partially offset by reduced fuel sales due to lower volume at our remaining convenience stores.

Wholesale Marketing Segment.  Revenues for our wholesale marketing segment were $913.4 million for 2006, compared to $833.4 million for 2005, an increase of $80.0 million or 9.6%. This increase was primarily attributable to higher motor fuel prices. This increase was partially offset by decreased fuel sales due to lower volume that resulted from a net decline of 52 retail outlets that we supply with motor fuel.

Cost of Sales

Combined.  Cost of sales was $1,184.9 million for 2006, compared to $1,106.9 million for 2005, an increase of $78.0 million or 7.0%. This increase was primarily attributable to higher retail and wholesale motor fuel costs and additional retail motor fuel and merchandise costs related to 40 convenience stores purchased in July 2006. This increase was partially offset by decreased fuel sales due to lower volume.

Retail Segment.  Cost of sales for our retail segment was $287.9 million for 2006, compared to $268.8 million for 2005, an increase of $19.1 million or 7.1%. This increase was primarily attributable to higher motor fuel costs and additional motor fuel and merchandise costs related to 40 convenience stores acquired in July 2006. This increase was partially offset by decreased fuel sales due to lower volume.

Wholesale Marketing Segment.  Cost of sales for our wholesale marketing segment was $897.1 million for 2006, compared to $838.1 million for 2005, an increase of $59.0 million or 7.0%. This increase was primarily attributable to higher motor fuel costs, partially offset by lower fuel sales volume.

Operating and Selling Expense, Excluding Depreciation, Amortization and Accretion

Combined.  Operating and selling expenses, excluding depreciation, amortization and accretion for 2006 were $64.3 million, compared to $58.7 million for 2005, an increase of $5.6 million or 9.5%. This increase was primarily attributable to higher lease expense related to 40 convenience stores purchased in July 2006. This increase was partially offset by decreased fuel sales due to lower volume.

Retail Segment.  Operating and selling expenses, excluding depreciation, amortization and accretion for our retail segment for 2006 were $56.6 million, compared to $50.2 million for 2005, an increase of $6.4 million or 12.7%. This increase was primarily attributable to higher lease expense related to 40 convenience stores acquired in July 2006.

Wholesale Marketing Segment.  Operating and selling expenses, excluding depreciation, amortization and accretion for our wholesale marketing segment for 2006 were $7.7 million, compared to $8.5 million for 2005, a decrease of $0.8 million or 9.4%. This decrease was primarily attributable to decreased fuel sales on lower volume that resulted from a net decline of 52 retail outlets that we supplied with motor fuel.

Depreciation, Amortization and Accretion

Depreciation, amortization and accretion for 2006 was $6.2 million, compared to $5.0 million for 2005, an increase of $1.2 million or 24.0%. This increase was primarily attributable to 40 convenience stores purchased in July 2006.

Operating Income (Loss)

Combined.  Operating income was $9.2 million for 2006, compared to operating loss of $10.5 million for 2005, an increase of $19.7 million. This increase was primarily attributable to improved wholesale gross margins, which were negatively affected in 2005 by hurricanes Katrina and Rita and higher retail operating and selling expenses related to 40 convenience stores purchased in July 2006.

Retail Segment.  Operating income for our retail segment was $1.7 million for 2006, compared to $3.5 million for 2005, a decrease of $1.8 million or 51.4%. This decrease was primarily attributable to higher operating and selling expenses related to 40 convenience stores purchased in July 2006.

Wholesale Marketing Segment.  Operating income for our wholesale marketing segment was $7.5 million for 2006, compared to an operating loss of $14.1 million for 2005, an increase of $21.6 million or 153.2%. This increase was primarily attributable to greater gross margins, improved product allocation controls at terminals and the implementation of new pricing software, which were negatively affected in 2005 by hurricanes Katrina and Rita.

Interest Expense, Net

Net interest expense was $5.8 million for 2006, compared to $3.8 million for 2005, an increase of $2.0 million or 52.6%. This increase was primarily attributable to the refinancing of existing credit facilities and debt incurred in connection with the 40 convenience stores acquired in July 2006.

Income Tax Expense (Benefit)

Income tax expense was a $1.3 million for 2006, compared to a $5.0 million benefit for 2005, an increase of $6.3 million. This increase resulted from our net loss in 2005 compared to net income in 2006. Our effective tax rate was 37.8% for 2006, compared to an effective tax rate of 35.3% for 2005.

Net Income (Loss)

As a result of the foregoing, net income was $2.2 million for 2006, compared to net loss of $9.2 million for 2005, an increase of $11.4 million.

Liquidity and Capital Resources

Our primary sources of liquidity have historically included cash on hand, cash generated from operating activities, credit facilities, parent company investments and trade credit for fuel purchases provided by our parent company. After giving effect to the corporate reorganization transactions and this offering, our future sources of liquidity will primarily consist of cash on hand and cash generated from operating activities, which we believe will be sufficient to satisfy our anticipated cash requirements associated with operating our business during the next 12 months. Following the offering, we do not expect any further investments from our parent company. We believe that cash generated from operating activities and the proceeds of this offering will be sufficient to satisfy our liquidity needs for the foreseeable future.

Our ability to generate sufficient cash from our operating activities depends on our future performance, which is subject to general economic, political, financial, competitive and other factors beyond our control. In addition, our future capital expenditures and other cash requirements could be higher than we currently expect as a result of various factors, including any expansion of our business.

Depending upon conditions in the capital markets and other factors, we may consider the issuance of debt or equity securities, or other possible capital markets transactions, the proceeds of which could be used to refinance current indebtedness or for other corporate purposes. Pursuant to our growth strategy, we will also consider from time to time acquisitions of, and investments in, assets or businesses that complement our existing assets and businesses. Such transactions, if any, are expected to be financed through cash on hand and from operations, bank borrowings, the issuance of debt or equity securities or a combination of two or more of those sources.

Cash Flows

The following table sets forth our combined cash flows for the years ended December 31, 2005, 2006 and 2007 and for the six months ended June 30, 2007 and 2008:

				Six Months Ended
	Year Ended December 31,			June 30,
	2005	2006	2007	2007	2008
	(Dollars in thousands)
				(unaudited)

Cash provided by (used in):
Operating activities	$(16,915)	$14,860	$10,143	$(5,588)	$(17,102)
Investing activities	(6,216)	(38,280)	(85,841)	(79,237)	(1,469)
Financing activities	24,560	23,547	81,429	94,099	13,795

Net increase (decrease) in cash and cash equivalents	$1,429	$127	$5,731	$9,274	$(4,776)

Cash Flows Provided By (Used In) Operating Activities.  Net cash used in operating activities for the six months ended June 30, 2008 was $17.1 million compared to $5.6 million for the six months ended June 30, 2007. Approximately 50% of the use of funds from operating activities during the six months ended June 30, 2008 funded $8.2 million in accounts and short-term notes receivables. The increase was primarily attributed to rising fuel cost. Other significant uses of operating funds during this period included $1.0 million in retail inventories and $7.9 million reduction in accrued liabilities and expenses.

Net cash provided by operating activities in 2007 was $10.1 million compared to $14.9 million in 2006. Operating cash flows in 2007 were primarily attributable to net income of $11.9 million. Adjustments to reconcile net income to cash generated from operating activities included $10.2 million of depreciation, amortization and accretion expense and $4.7 million in deferred income taxes. The operating funds generated were primarily used to fund an increase of $6.0 million in retail inventories related to the acquisition of 102 stores in June 2007, a reduction of $7.4 million in accounts payable, affiliates, net and a reduction of $6.2 million in trade payables.

Net cash generated from operating activities in 2006 was $14.9 million, including $2.2 million attributable to net income and $9.6 million attributable to adjustments from reconciling net income to cash provided to operating activities, including depreciation, amortization and accretion adjustments of $6.2 million. Working capital, net of cash, increased to $22.9 million from $20.7 million, or $2.2 million, and other non-current assets and liabilities generated $0.2 million.

Net cash used in operating activities in 2005 was $16.9 million on a net loss of $9.2 million. Other uses of operating funds in 2005 included an increase of $8.7 million in receivables from customers and $3.1 million in the payment of trade payables and other accrued liabilities.

Cash Flows Provided By (Used In) Investing Activities.  Net cash used in investing activities was $1.5 million for the six months ended June 30, 2008 compared to $79.2 million in the six months ended June 30, 2007. The investing activities during the six months ended June 30, 2008 included $1.4 million of property and equipment additions, and $0.1 million of costs associated with brand image enhancement account. Net cash used in investing activities during the six months ended June 30, 2007 included $77.2 million used in the acquisition of 102 convenience stores.

Net cash used in investing activities in 2007 was $85.8 million compared to $38.3 million for 2006. In 2007, $75.3 million was used in the acquisition of 102 convenience stores in June 2007 and $10.3 million was used for equipment cost and building improvements in 7-Eleven minimum standard conversion costs.

Net cash used in investing activities was $38.3 million for 2006 compared to $6.2 million used in 2005. In 2006, $27.4 million was used in the acquisition of 40 convenience stores in July 2006 and approximately $10.0 million was used for equipment cost and building improvements in 7-Eleven minimum standard conversion costs.

Cash Flows Provided By (Used In) Financing Activities.  Net cash provided from financing activities was $13.8 million for the six months ended June 30, 2008 compared to $94.1 million during the six months ended June 30, 2007. During the six months ended June 30, 2008, parent investment recognized from the net change in assets contributed from Alon Energy totaled $16.6 million and $2.8 million of cash was used to repay long-term debt and capital lease obligations. During the six months ended June 30, 2007, the cash flows provided by financing activities included a $46.2 million loan from Wachovia under the Amended Wachovia Credit Facility, and a $0.6 million payment of notes payable. Net change in parent investment of assets contributed from Alon Energy was $48.6 million as of June 30, 2007.

Net cash provided from financing activities was $81.4 million in 2007 compared to $23.5 million in 2006. Financing funds provided in 2007 included $46.2 million in loans under the Amended Wachovia Credit Facility. Net change in parent investment of assets contributed from Alon Energy was $39.0 million for 2007.

Net cash provided from financing activities was $23.5 million in 2006 compared to $24.6 million in 2005. Net cash provided by financing activities in 2006 included $48.6 million in loans under the Original Wachovia Credit Facility and the repayment of $29.9 million of existing credit facilities and long-term debt. Net change in parent investment was $26.8 million for 2005.

Summary of Indebtedness

The following table sets forth summary information related to our Amended Wachovia Credit Facility and other material indebtedness as of June 30, 2008:

	As of June 30, 2008
	Amount	Total	Total
	Outstanding	Facility	Availability
	(Dollars in thousands)

Note payable, including current portion:
Amended Wachovia Credit Facility	$89,721	$89,721	$—
Other mortgage indebtedness	680	680	—

Total	$90,401	$90,401	$—

Wachovia Credit Facility.  On June 29, 2007, Southwest Convenience Stores, LLC (“SCS”), our subsidiary, entered into an amended and restated credit agreement with Wachovia Bank, N.A. (“Wachovia”), as administrative agent. The Amended Wachovia Credit Facility amends and restates the credit agreement dated June 6, 2006, among SCS, Wachovia and the other lenders a party thereto (the “Original Wachovia Credit Facility”).

Borrowings under the Amended Wachovia Credit Facility bear interest at a Eurodollar rate plus 1.5% per annum. Principal payments under the Amended Wachovia Credit Facility began August 1, 2007 with monthly installments based on a 15-year amortization term. As of June 30, 2008 and December 31, 2007, $89.7 million and $92.4 million, respectively, were outstanding under the Amended Wachovia Credit Facility and there were no further amounts available for borrowing.

Prior to the amendment, $48.8 million was outstanding under the Original Wachovia Credit Facility, consisting of a $28.8 million term loan and a $20.0 million revolving credit loan. In connection with the Skinny’s acquisition, SCS converted the existing revolving credit loan of $20.0 million to a term loan and borrowed an additional $46.2 million under the Amended Wachovia Credit Facility on June 29, 2007. All outstanding amounts were combined into a $95.0 million term loan.

The obligations under the Amended Wachovia Credit Facility are secured by a pledge of substantially all of the assets of SCS and Skinny’s, LLC and each of their subsidiaries, including cash, accounts receivable and inventory and is guaranteed by us and Alon Energy.

The Amended Wachovia Credit Facility contains customary restrictive covenants on activities, such as restrictions on liens, mergers, consolidations, sales of assets, additional indebtedness, investments, certain lease obligations and certain restricted payments.

Other Indebtedness.  In 2003, we obtained $1.5 million in mortgage loans to finance the acquisition of new retail locations. The interest rates on these loans ranged between 5.5% and 9.7%, with 5- to 15-year payment terms. The outstanding balance was $0.9 million at June 30, 2008.

Outstanding Letters of Credit.  Alon Energy has a letter of credit expiring September 9, 2009 for $2.5 million issued to Ace American Insurance Company for the purpose of our prior workers’ compensation claims. There are no specific claims related to Alon Brands. Alon Energy has an additional letter of credit expiring July 31, 2009 for $0.5 million issued to Kemper Indemnity Insurance Company for environmental claims related to SCS. In the event that these letters of credit are drawn in respect of their claims, we will have an indemnification obligation to Alon Energy for such amount.

Capital Spending

Our expected capital expenditures for 2008 is $2.0 million. As of June 30, 2008, $1.5 million of this amount had been spent.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations and Commitments

Information regarding our known contractual obligations of the types described below as of December 31, 2007 is set forth in the following table:

	Payments Due by Period
	Less Than			More Than
Contractual Obligations	1 Year	1-3 Years	3-5 Years	5 Years	Total
	(Dollars in thousands)

Note payable obligations	$6,625	$13,129	$12,742	$61,111	$93,607
Capital lease obligation	29	62	66	—	157
Operating lease obligations	5,507	9,459	7,577	41,187	63,730

Total obligations	$12,161	$22,650	$20,385	$102,298	$157,494

Quantitative and Qualitative Disclosures About Market Risk

Changes in motor fuel prices and interest rates are our primary sources of market risk. Our board of directors oversees all activities associated with the identification, assessment and management of our market risk exposure.

Motor Fuel Price Risk

We are exposed to market risks related to the volatility of motor fuel prices in our retail segment. Our financial results can be affected significantly by fluctuations in these prices, which depend on many factors, including demand for crude oil, gasoline, diesel and other refined products, changes in the economy, worldwide production levels, worldwide inventory levels and governmental regulatory initiatives.

Our retail segment maintains inventories of motor fuels, the values of which are subject to wide fluctuations in market prices driven by world economic conditions, regional and global inventory levels and seasonal conditions. As of June 30, 2008, we held approximately 2.2 million gallons of motor fuel at our retail convenience stores. The inventory cost of our motor fuel inventories is determined under the first-in, first-out (FIFO) method.

Interest Rate Risks

As of June 30, 2008, $89.7 million of our outstanding debt was at floating interest rates. Outstanding borrowings under the Amended Wachovia Credit Facility bear interest at the Eurodollar rate plus 1.5% per annum. As of June 30, 2008, we had interest rate swap agreements with a notional amount of $50.0 million and a fixed interest rate of 4.75%. An increase of 1.0% in the Eurodollar rate would result in an increase in our interest expense of approximately $0.4 million per year.

Critical Accounting Policies

We prepare our combined financial statements in conformity with GAAP. In order to apply these principles, we must make judgments, assumptions and estimates based on the best available information at the time that affect the reported amount of revenues and expenses during the reporting period and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results may differ based on the accuracy of the information utilized and subsequent events, some of which we may have little or no control over. Our critical accounting policies, which are discussed below, could materially adversely affect the amounts recorded in our combined financial statements.

Critical accounting policies are those we believe are both most important to the portrayal of our financial condition and results of operations, and require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. Our accounting policies are described in the notes to our audited combined financial statements included elsewhere in this prospectus. We believe the following policies to be the most critical in understanding the judgments that are involved in preparing our combined financial statements.

Inventory.  Our inventories are stated at the lower of cost or market. Materials and supplies are stated at average cost. Cost for our motor fuels inventory is determined under the first-in, first-out (FIFO) method. Our convenience store merchandise inventory is determined under the retail inventory method.

Environmental and Other Loss Contingencies.  We record liabilities for loss contingencies, including environmental remediation costs, when such losses are probable and can be reasonably estimated. Our environmental liabilities represent the estimated cost to investigate and remediate contamination at our properties. Our estimates are based upon internal and third-party assessments of contamination, available remediation technology and environmental regulations. Accruals for estimated liabilities from projected environmental remediation obligations are recognized no later than the completion of the remedial feasibility study. These accruals are adjusted as further information develops or circumstances change. We do not discount environmental liabilities to their present value unless payments are fixed and determinable, and we record them without considering potential recoveries from third parties. Recoveries of environmental remediation costs from third parties are recorded as assets when receipt is deemed probable. We update our estimates to reflect changes in factual information, available technology and applicable laws and regulations.

Goodwill and Intangible Assets.  Goodwill represents the excess of the cost of an acquired entity over the fair value of the assets acquired less liabilities assumed. Intangible assets are assets that lack physical substance (excluding financial assets). Intangible assets with finite useful lives are amortized on a straight-line basis over one to 40 years. Goodwill acquired in a business combination and intangible assets with indefinite useful lives are not amortized. Goodwill and intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate the asset might be impaired. We use December 31 of each year as our valuation date for annual impairment testing purposes.

Impairment of Long-Lived Assets.  We account for impairment of long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. In evaluating our assets, long- lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to future net cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its expected future cash flows, an impairment loss is recognized based on the excess of the carrying value of the impaired asset over its fair value. These future cash flows and fair values are estimates based on our judgment and assumptions. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs of disposition.

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS 154”). SFAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. This statement is effective for all accounting changes and any error corrections occurring after January 1, 2006. The adoption of SFAS 154 did not have a material effect on the Company’s financial position or results of operations.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). This interpretation prescribes a “more-likely-than-not” recognition threshold and measurement attribute (the largest amount of benefit that is greater than 50.0% likely of being realized upon ultimate settlement with tax authorities) for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provided guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Alon Energy performed a review of its tax positions and adopted the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 did not have a material effect on the Company’s results of operations or financial position.

In June 2006, the FASB ratified the consensus on EITF Issue No. 06-3; How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (“EITF 06-3”) (that is, gross versus net presentation). The scope of EITF 06-3 includes any tax assessed by a governmental authority that is imposed concurrent with or subsequent to a revenue-producing transaction between a seller and a customer. For taxes within the scope of this issue that are significant in amount, the consensus requires the following disclosures: (i) the accounting policy elected for these taxes and (ii) the amount of the taxes reflected gross in the income statement on an interim and annual basis for all periods presented. The disclosure of those taxes can be provided on an aggregate basis. We adopted the consensus on January 1, 2007, and it had no material effect on our results of operations or financial position. Excise taxes on motor fuel sales by the retail segment is presented on a gross basis with supplemental information regarding the amount of such taxes included in revenues provided in Note 2 (s) to our audited combined financial statements. All other excise taxes are presented on a net basis in the Combined Statements of Operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measures. SFAS 157 is effective for fiscal years beginning after November 15, 2007, with early adoption encouraged, provided the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS 157-2, Effective Date of FASB Statement No. 157 , to provide a one-year deferral of the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually). For nonfinancial assets and nonfinancial liabilities subject to the deferral, the effective date of SFAS 157 is postponed to fiscal years beginning after November 15, 2008 and to interim periods within those fiscal years. The provisions of SFAS 157 are to be applied on a prospective basis, with the exception of certain financial instruments for which retrospective application is required. Except for nonfinancial assets and nonfinancial liabilities subject to the deferral, we adopted SFAS 157 on January 1, 2008, with no impact on our combined financial statements.

SEC Staff Guidance — Quantifying Financial Statement Misstatements.  During September 2006, the SEC Staff issued Staff Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current year Financial Statements, which discusses the process of quantifying financial statement misstatements. During the fourth quarter of 2006, we adopted this guidance, and it had no material effect on our combined financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities including an Amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 159 did not materially effect our financial position or results of operations since we did not elect to record any of our financial assets or financial liabilities at fair value.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”), which requires that the purchase method of accounting be used for all business combinations. SFAS 141(R) requires most identifiable assets, liabilities, non-controlling interests and goodwill acquired in a business combination be recorded at fair value. SFAS 141(R) applies to all business combinations, including combinations by contract alone. SFAS No. 141(R) is effective for periods beginning on or after December 15, 2008 and earlier application is prohibited. SFAS 141(R) will be applied to business combinations occurring after the effective date.

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Combined Financial Statements, an Amendment of ARB 51 (“SFAS 160”), which requires non-controlling interests (previously referred to as minority interests) to be treated as a separate component of equity. SFAS 160 is effective for periods beginning on or after December 15, 2008. Earlier application is prohibited. SFAS 160 will be applied prospectively to all non-controlling interests. Comparative period information must be recast to classify non-controlling interests in equity, attribute net income and other comprehensive income to non-controlling interests and provide other disclosures required by SFAS 160. We will adopt SFAS 160 on January 1, 2009 and do not expect it to materially affect our financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”). This standard is intended to improve financial reporting by requiring transparency about the location and amounts of derivative instruments in an entity’s financial statements, how derivative instruments and related hedged items are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. The provisions of SFAS 161 are effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We do not believe the adoption of SFAS 161 will have a significant effect on our combined financial position, results of operations or cash flows. We will adopt SFAS 161 on January 1, 2009.

BUSINESS

Our Company

We are the largest 7-Eleven licensee in the United States, and we are the sole licensee of the FINA brand for motor fuels in the South Central and Southwestern United States. Our business consists of two operating segments: retail and wholesale marketing. As of June 30, 2008, our retail segment operated 306 convenience stores in Central and West Texas and New Mexico, substantially all of which are operated under the 7-Eleven and FINA brands. Through our 7-Eleven licensing agreement, we have the exclusive right to operate 7-Eleven convenience stores in substantially all of our existing retail markets and many surrounding areas. Our wholesale marketing segment markets and supplies motor fuels under the FINA brand and provides brand support and payment services to distributors supplying over 1,000 locations, including all 297 company-owned stores that sell motor fuel. In markets where we choose not to supply fuel products we also sub-license the FINA brand and provide the same brand support and payment services to distributors supplying approximately 100 additional locations in these regions. We believe our leading brand offerings, advantageous fuel supply agreement, leading market position and complementary business model provide us with competitive advantages and position us well for continued growth.

Historically, most of our business was accounted for as an operating segment of Alon Energy, an independent refining company listed on the New York Stock Exchange, or NYSE, under the symbol “ALJ.” Alon Energy owns and operates four crude oil refineries located in Big Spring, Texas; Paramount and Long Beach, California; and Krotz Springs, Louisiana. After completion of this offering, Alon USA, LP, a wholly owned subsidiary of Alon Energy, will continue to own approximately     % of our common stock and all of our convertible preferred stock. Alon Energy is majority-owned by Alon Israel Oil Company, Ltd., or Alon Israel, an Israeli limited liability company and one of the largest operators of retail gasoline and convenience stores in Israel. Our ongoing relationships with Alon Energy and Alon Israel provide us with secure fuel supply and retail operating expertise, which we believe provide us with a competitive advantage.

Our History

In November 2008 Alon Brands, Inc., a Delaware corporation, was formed as a result of the conversion of Alon USA Interests, LLC, which was formed as a Texas limited liability company in September 2002. Prior to this offering, we have operated our businesses as a segment of Alon Energy. In June 2007, we completed the acquisition of Skinny’s, a privately held company that owned and operated 102 convenience stores in Central and West Texas and in July 2006, we completed the purchase of 40 retail convenience stores from Good Time Stores, Inc. in El Paso, Texas. Prior to the corporate reorganization transactions to be completed immediately prior to this offering, we have not operated independently of Alon Energy.

Our Industry

Convenience Stores.  Our retail segment operates within the large and growing U.S. convenience store industry. According to NACS, sales in the industry have grown from $337.0 billion in 2003 to $577.4 billion in 2007, which represents a CAGR of 14.4%. This industry is highly fragmented, with the 10 largest convenience store operators controlling less than 9% of the total convenience stores in 2007. Furthermore, convenience store operators with 50 or fewer stores accounted for approximately 75% of all convenience stores in 2007. We believe we will continue to benefit from several key industry trends and characteristics, including:

•	Continuing shift of consumer food and general merchandise purchases away from traditional supermarkets to convenience stores and other alternative formats;

•	Increasing size and complexity of the big box retail format, driving consumers to small box retailers, such as convenience stores, to meet their demand for speed and convenience in daily shopping needs;

•	Changing consumer demographics and eating patterns resulting in more food consumed away from home;

•	Increasing significance of the advantages of scale given the highly fragmented nature of the industry; and

•	Continuing opportunities to grow through acquisitions given industry fragmentation and continued divestitures of retail convenience stores by major oil companies.

Motor Fuel Marketing and Supply.  In recent years, the market for wholesale distribution of motor fuel products has experienced a number of changes which we believe provide opportunities to grow our wholesale marketing segment, including:

•	Consolidation among major petroleum product producers over the last 20 years, which has resulted in fewer recognizable brands available to consumers;

•	A 37% reduction in the number of operating crude oil refineries over the last 25 years, which has resulted in less access to product and increased the importance of obtaining a secure fuel supply source; and

•	Increased scrutiny by oil companies and refiners in selecting distributors, with a preference for larger distributors capable of handling higher volumes, limiting smaller distributors’ access to product.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

Leading 7-Eleven Convenience Store Brand.  7-Eleven is the most recognized brand for convenience stores in the United States and around the world. We are the largest 7-Eleven licensee in the United States and we have an exclusive license to use the 7-Eleven brand in substantially all of our retail markets and many surrounding areas. Our licensing arrangement allows us to offer well-known proprietary products, including Slurpee® frozen carbonated beverages, Big Gulp® beverages and Big Bite® hot dogs, which contribute to our merchandise margin, which is in excess of the industry average. Additionally, we benefit from access to 7-Eleven’s successful and innovative new product development, marketing techniques, national advertising campaigns and proprietary retail information.

Exclusive FINA Brand Offering.  With approximately 1,100 branded locations and a history reaching back to 1963, the FINA name is well-known in the South Central and Southwestern United States. We believe FINA-branded products are an important market differentiator for both our retail operations and for those of our distributors. We have an exclusive license to market motor fuels under the FINA brand in Texas, Oklahoma, New Mexico, Arizona, Arkansas, Louisiana, Colorado and Utah.

Attractive Wholesale Marketing Segment.  Our wholesale marketing segment supplies distributors with motor fuel under the FINA brand and provides payment card processing, branding and construction incentives, and signage and marketing incentives. We provide these services only to distributors, as opposed to individual dealers or retailers, which lowers our credit risk by concentrating our customer base to a smaller number of more creditworthy accounts. Furthermore, the relatively low operating costs and capital requirements of our wholesale marketing segment have historically generated excess free cash flow. We believe this segment will continue to generate free cash flow in the future which we plan to utilize to fund our growth strategy.

Advantageous Long-Term Fuel Supply Agreement.  Immediately prior to the consummation of this offering, we will enter into a long-term fuel supply agreement with Alon Energy to secure substantially all of our motor fuel requirements. This new agreement will provide cost-advantaged pricing and a secure fuel supply. This agreement will also provide us a platform for growth in existing and new markets, such as Louisiana and Southern California, where Alon Energy owns and operates refineries.

Leading Market Position in Attractive Markets.  We believe we are the largest convenience store operator by number of stores in the cities of Abilene, Big Spring, El Paso, Lubbock, Midland, Odessa and Wichita Falls, Texas. We also have a significant presence in Albuquerque, New Mexico. Approximately 92% of our stores are located in Central and West Texas, which include population and employment growth areas exceeding national averages based on U.S. Census data. We believe we will continue to benefit from the regional economy’s focus on energy and agriculture and the stability provided by military bases in the region.

Complementary Business Model.  We believe our wholesale marketing operations and related brand sub-licensing provide us with a diverse source of revenues to compliment our retail operations. In addition to increasing our overall scale and providing us with additional sales and income opportunities over other convenience store operators, our complementary wholesale operations also minimize some of the risks that convenience store-only operators face, such as higher payment card expenses and volatility in retail motor fuel margins. For example, revenues generated from our wholesale marketing segment’s payment card processing services partially offset our retail segment’s payment card expenses. Furthermore, we believe our complementary operations also enhance our flexibility to grow in existing and new markets and enhance the overall stability of our business.

Experienced Management with Significant Operating Expertise.  Our senior management team averages 19 years of relevant experience in the retail and fuel marketing industries. We believe our management team’s experience and accomplishments position us well for continued growth. We also benefit from the management and transactional expertise provided through our relationships with Alon Energy and Alon Israel, which has grown since its formation in 1989 to become one of the largest operators of retail gasoline and convenience stores in Israel.

Our Strategy

We believe there are significant opportunities to continue to expand our businesses and increase our sales and profitability through the implementation of the following strategies:

Improve Our Retail Operations.  Following our separation from Alon Energy and this offering, we believe we will be better able to invest our capital to improve our retail operations. Specifically, we plan to drive increased volumes and overall profitability by:

•	Introducing new products and services;

•	Realizing the benefits of our recent fuel equipment upgrades;

•	Optimizing our fuel pricing to improve overall retail profits and drive in-store traffic;

•	Completing selective retail store remodels and equipment upgrades;

•	Improving product positioning of higher margin, high volume product categories; and

•	Better utilizing our point-of-sale technologies.

Increase Sales of Higher Margin Foodservice Products.  The industry average in-store sales contribution from prepared on-site food programs was 6.6% for the year ended December 31, 2007. Our prepared on-site food contribution was 1.3% for the same period. We believe there is a significant opportunity to increase our sales from higher margin prepared food offerings, which in turn will drive ancillary revenues from other higher margin foodservice products, such as fountain and hot-dispensed beverages. Through our 7-Eleven license agreement, we have access to 7-Eleven’s entire program of proprietary foodservice products. In addition, our 7-Eleven license agreement allows us to offer third-party foodservice products. We plan to increase our foodservice sales by better leveraging 7-Eleven’s foodservice program, implementing an independent hot food program and significantly improving our beverage offerings, all of which carry higher margins than other retail products.

Grow Our Retail Store Base.  Over the last three years, we have increased our retail store count from 167 to 306 by completing and integrating two acquisitions. In doing so, we have improved our profitability at these stores acquired, through rebranding to the 7-Eleven brand, and realizing the benefits of increased scale. We believe our acquisition experience and our scalable infrastructure form a strong platform for future growth and that acquisitions of additional stores provides us the opportunity to increase our overall profitability. We expect to continue to grow our retail store base through acquisitions in markets where we are the exclusive licensee of the 7-Eleven brand.

Improve Our Wholesale Marketing Operations.  We have implemented and continue to implement changes to our wholesale marketing programs to increase the ratability, or consistency, of our distributors’ purchases of motor fuel products, which further enhances our profitability. We plan to continue to grow our distributor network in our current markets through our offering of the FINA brand, reliable fuel supply and brand support and payment card processing services. In addition, we intend to expand our branded fuel supply offering into new markets, including markets in which Alon Energy now operates, or in the future may, acquire refineries.

Retail

As of June 30, 2008, we operated 306 retail convenience stores located in Central and West Texas and New Mexico. Our convenience stores, substantially all of which operate under the 7-Eleven and FINA brands, typically offer motor fuel, food products, tobacco products, non-alcoholic and alcoholic beverages and general merchandise to our customers. We believe we are the largest independent operator of retail convenience stores in each of the cities of Abilene, Big Spring, El Paso, Lubbock, Midland, Odessa and Wichita Falls, Texas. We also have a significant presence in Waco, Texas and Albuquerque, New Mexico. Our markets are characterized by high population and employment growth, particularly in West and Central Texas, and many of our geographic regions have remained economically robust given the regional economies’ focus on energy and agriculture and the presence of military bases. Substantially all of our motor fuel sold at our retail convenience stores is supplied by our wholesale marketing segment. We are the largest independent licensee of the 7-Eleven brand in the United States, and we have an exclusive license to use the well-known FINA brand in Texas, Oklahoma, New Mexico, Arizona, Arkansas, Louisiana, Colorado and Utah. In addition, we operate 24 stores near Waco, Texas that are outside of our 7-Eleven license area and are operated under the Skinny’s brand.

For the year ended December 31, 2007, our retail segment generated revenues of $480.1 million and gross profit of $88.0 million. For the six months ended June 30, 2008, our retail segment generated revenues of $296.9 million and gross profit of $49.0 million. The retail segment had total assets of $187.7 million as of June 30, 2008. The following table sets forth revenues and gross profits from our retail segment for those periods:

	Year Ended December 31, 2007				Six Months Ended June 30, 2008
	Revenues		Gross Profit		Revenues		Gross Profit
	(Dollars in thousands)

Motor fuel	$259,287	54.0%	$19,478	22.1%	$169,184	57.0%	$10,077	20.5%
Merchandise	213,433	44.5	61,113	69.5	124,807	42.0	36,028	73.5
Other, net	7,374	1.5	7,375	8.4	2,931	1.0	2,931	6.0

Total	$480,094	100.0%	$87,966	100.0%	$296,922	100.0%	$49,036	100.0%

Store Locations

As of June 30, 2008, 283 of our 306 retail convenience stores were located in Central and West Texas and 23 were located in or near Albuquerque, New Mexico. Two hundred eighty-one of our stores are operated under the 7-Eleven and FINA brands, while the remaining stores operate under the Skinny’s and FINA brands. Our stores are generally open 24 hours, 365 days a year, and substantially all of our stores sell motor fuel. Our typical store sizes range from 2,000 to 2,500 square feet.

Merchandise and Foodservice Sales

Our retail convenience stores typically offer a variety of food products, tobacco products, carbonated and non-carbonated and non-alcoholic and alcoholic beverages, snacks, groceries and non-food merchandise. Our stores generally stock merchandise that are tailored to local market preferences. Our 7-Eleven branded stores carry products such as Slurpee® frozen carbonated beverages, Big Gulp® beverages and Big Bite® hot dogs, which are unique to the 7-Eleven brand. In addition, we operate ATM and money order programs in each of our stores and also provide other products and services such as lottery, prepaid telephone cards and gift cards.

Our position as a 7-Eleven licensee allows Alon Brands full access to 7-Eleven’s foodservice programs and consulting and we are utilizing this benefit in the evaluation of 7-Eleven’s proprietary foodservice offerings. 7-Eleven has prepared on-site and commissary distributed food programs that could be introduced in many of our markets. We are also exploring third-party foodservice offerings that may have more appeal in some regional markets. In 2009, we intend to tailor our foodservice offerings to the local demographics in selected markets that we serve.

The following table sets forth the percentage by category of our retail merchandise revenues based on available category sales data for substantially all of our retail stores at the end of period:

Six Months
Ended June 30,
2008(1)

Beer, wine and liquor	25.4%
Cigarettes and tobacco	27.7
Fountain and package beverages	20.4
Foodservice	0.8
Other merchandise	25.7

Total	100%

(1)	Category sales for the six months ended June 30, 2008 is based on available data from our retail stores’ point-of-sale checkout or back office systems. This category sales data excludes stores that had not yet been converted to these systems during the period presented. As of January 1, 2008, 286 stores had implemented the point-of-sale or back office reporting systems, and as of June 30, 2008, 302 of our 306 stores are included in the category sales data.

Retail Management, Merchandise Distribution and Supply

Each of our stores has a store manager who supervises a staff of full-time and part-time employees. The number of employees at each convenience store varies based on the store’s size, sales volume and hours of operation. Typically, a geographic group of six to ten stores is managed by a supervisor who reports to a district manager. Five district managers are responsible for a varying number of stores, depending on the geographic size of each market and the experience of each district manager. These district managers report directly to our retail management headquarters in Odessa, Texas. We also maintain a regional retail operations office in Abilene, Texas.

The merchandise requirements of our convenience stores are serviced at least weekly by over 100 direct-store delivery, or DSD, vendors. In order to minimize costs and facilitate deliveries, we utilize a single wholesale distributor, McLane Company, Inc., for non-DSD merchandise products. We purchase our products from McLane at cost plus an agreed-upon percentage mark-up. For the year ended December 31, 2007, approximately 50% of our retail merchandise sales were purchased from McLane. Our current supply contract with McLane expires in December 2011. We typically do not have contracts with our DSD vendors.

Retail Motor Fuel Sales

We offer FINA-branded motor fuel at 297 of our retail convenience stores. We purchase all of our motor fuel requirements for resale at our convenience stores from our wholesale marketing segment, substantially all of which is supplied from Alon Energy’s Big Spring, Texas refinery. Fuel is purchased as needed to replenish supply at each retail store location.

The following table sets forth certain information regarding our retail motor fuel sales for the periods indicated below:

	Year Ended December 31,			Six Months Ended June 30
	2005	2006	2007	2007	2008

Motor fuel sales (in thousands)(1)	$193,232	$194,025	$259,287	$101,555	$169,184
Motor fuel gallons sold (in thousands)	87,714	75,969	91,945	38,026	49,285
Average gallons sold per store (in thousands)	535	414	364	188	164
Average retail price per gallon(1)	$2.20	$2.55	$2.82	$2.67	$3.43
Retail gross profit (cents per gallon)(2)	17.1¢	19.2¢	21.2¢	23.4¢	20.4¢
Stores selling motor fuel	164	203	298	203	297

(1)	Includes excise tax.

(2)	Before payment card expense.

7-Eleven and FINA License Agreements

We are party to a license agreement with 7-Eleven, Inc., which gives us a perpetual license to use the 7-Eleven trademark, service name and trade name in West Texas and a majority of the counties in New Mexico in connection with our retail store operations. 7-Eleven has advised us that we are the largest 7-Eleven licensee in the United States based on number of stores.

The FINA brand is a well-recognized trade name in the South Central and Southwestern United States. We sub-license the right to use the FINA name and related trademarks within Texas, Oklahoma, New Mexico, Arizona, Arkansas, Louisiana, Colorado and Utah from Alon Energy, which has an exclusive license through 2012 to use the FINA name and related trademarks in connection with the sale (including resale by distributors) of motor fuels in these areas. Prior to the expiration of this license, we intend to review our alternatives for branding our motor fuel, including seeking to extend our FINA sub-license, licensing a new brand or developing our own motor fuel brand.

Technology

We have implemented a point-of-sale checkout system at approximately two-thirds of our convenience stores and are in the process of implementing the system at our remaining stores. This system includes merchandise scanning, pump control, peripheral device integration and daily operations reporting. This system enhances our ability to offer a greater variety of promotions with a high degree of flexibility regarding definition (by store, group of stores, region or other subset of stores) and duration. We also are able to receive enhanced management reports that will assist our decision-making processes. We believe this system will allow our convenience store managers to spend less time preparing reports and more time analyzing these reports to improve convenience store operations. This system also includes shortage-control tools. We plan to use this system as a platform to support other marketing technology products, including interactive video and bar-code coupons at the pump.

Wholesale Marketing

Our wholesale marketing segment purchases motor fuel, primarily from Alon Energy, and resells the motor fuel through various terminals to supply approximately 1,000 locations, including both our retail locations and other FINA-branded independent locations. For the year ended December 31, 2007, our wholesale marketing segment sold 458.6 million gallons of branded motor fuel for distribution to our retail convenience stores and other retail distribution outlets. Our branded wholesale motor fuel is sold under the FINA brand, and we have an exclusive license through 2012 to use the FINA trademark in the wholesale distribution of motor fuel within Texas, Oklahoma, New Mexico, Arizona, Arkansas, Louisiana, Colorado and Utah.

The following table summarizes fuel gallons distributed to our company-owned stores and to third-party distributors for the periods indicated below:

	Year Ended December 31,						Six Months Ended June 30,
	2005		2006		2007		2007		2008
	Gallons	%	Gallons	%	Gallons	%	Gallons	%	Gallons	%
	(Gallons in thousands)

Company-owned retail stores	87,181	14.6%	72,215	13.3%	88,320	19.3%	36,672	15.3%	47,226	25.6%
Third-party distributors	511,784	85.4	471,573	86.7	370,261	80.7	203,139	84.7	137,314	74.4

Total	598,965	100.0%	543,788	100.0%	458,581	100.0%	239,811	100.0%	184,540	100.0%

The following table highlights certain information regarding our wholesale marketing motor fuel sales to third-party distributors (excludes sales to retail segment) for the periods indicated below:

	Year Ended December 31,				Six Months Ended June 30,
	2005		2006	2007	2007	2008

Motor fuel sales (in thousands)	$831,004		$910,959	$792,273	$411,112	$392,597
Motor fuel gallons sold (in thousands)	511,784		471,573	370,214	203,139	137,314
Average wholesale price per gallon	$1.62		$1.93	$2.14	$2.02	$2.86
Wholesale gross profit cents per gallon	(1.2	)¢	4.1¢	7.3¢	6.6¢	2.4¢

Distribution Network and Distributor Arrangements

We purchase our motor fuel from Alon Energy and then resell the fuel to our retail locations and to approximately 70 third-party distributors, who then supply and resell to other retail outlets. The supply agreements we maintain with our distributors are generally for three-year terms and usually include 10-day payment terms. All supplied distributors comply with wholesale marketing’s ratability program, which involves incentives and penalties based on the consistency of their purchases.

Supply Arrangement

Immediately prior to the consummation of this offering, we will enter into a long-term fuel supply agreement with Alon Energy. Under this agreement, pricing terms may be adjusted annually providing flexibility to respond to significant changes in the wholesale marketing segment. The agreement’s volume requirements will allow us to acquire a portion of our motor fuels from other suppliers in order to take advantage of below-market or distress pricing.

FINA Brand Sub-Licensing

Our wholesale marketing segment also sub-licenses the FINA brand and provides payment card processing services, advertising programs and loyalty and other marketing programs to 15 distributors supplying approximately 100 additional stores. We offer FINA brand sub-licensing to distributors supplying geographic areas where we choose not to supply motor fuels. This sub-licensing program allows us to expand the geographic footprint of the FINA brand, thereby increasing its recognition. Each sub-licensee pays royalties on a per gallon basis and is required to comply with the FINA minimum standards program and utilize our payment card processing services.

FINA Minimum Standards Program

Alon Brands has an established image consistency program where each FINA branded facility in our network is inspected annually by an independent third-party organization. Each facility is evaluated using specific criteria and image scores based upon these criteria are communicated to the controlling distributor. Any non-complying facilities are enrolled in a specific improvement program to bring the facility up to our FINA standards.

Payment Card Processing

We believe that offering payment card processing services to our distributors and FINA-brand sub-licensees provides us a significant advantage when marketing the FINA brand. We provide these services through a third-party provider, which acts as a clearinghouse with MasterCard, VISA, American Express, Discover and debit card issuers. Our customers’ payment card transactions are communicated directly to the third-party provider, which then transmits those transactions to the appropriate card issuers.

Our fees payable to MasterCard, VISA, American Express, Discover and debit card issuers are contracted through the third-party provider. Although our fees may vary by card type, we charge our customers, including our retail convenience stores, a percentage-based fee plus a transaction fee for each card type to simplify the fee structure. Our rates are designed to provide a margin on the difference between the fees paid by our distributors and fees charged by the various card associations. The fees are not designed to be a major profit center, but rather to cover overhead and ancillary expenses of maintaining the payment card network system.

For MasterCard, VISA, American Express, Discover and debit cards, the third-party provider provides us with daily settlement of transactions. We generally provide our customers with payment or credit for transactions within five days. We also generally retain the settlement funds for such payment and transactions that we process as a credit against any payments due to us from our distributors or sub-licensees. As a result, offering these payment services also reduces our credit risk.

Technology

Our wholesale segment relies on technology to enhance our operations and provide meaningful data and tools for management to evaluate and manage the profitability of our motor fuel distribution business. We have a licensing arrangement with a third-party provider for payment card processing and clearinghouse services for payment card purchases at many of our retail segment’s stores, as well as all of the third-party retail locations supplied by our wholesale distributors or the sub-licensed FINA stores for which we provided branded services. Under our arrangement with the third-party provider, we sub-license the proprietary software to each of these retail locations that provides secure data transfer of payment card transactions directly to the third-party provider for daily processing of each payment card transaction at these retail locations. We also license JD Edwards enterprise software tailored for our wholesale business that collects and analyzes the data from each of these payment card transactions that we process, providing our management with valuable information on consumer purchasing tendencies and trends. Additionally, we use a proprietary software program to further break-down and analyze our wholesale segment’s payment card transactions.

Our wholesale segment also licenses pricing optimization software that assists management in modeling and making timely pricing decisions in order to maximize our gross margin in motor fuel sales. In addition, we utilize licensed software to manage our customers’ motor fuel purchases and delivery arrangements.

Competition

The retail convenience store industry is highly competitive given its relative ease of entry and frequently changing competitors and offerings. Our retail segment competes not only with other retail convenience store chains and independent store operators, but also with motor fuel stations, supermarkets, discount stores, drugstores, club stores and other merchandise and motor fuel retailers. Our major retail competitors in our markets include Valero, Chevron, ConocoPhillips, Town & Country, Circle K, Western Refining and various other independent operators. The principal factors affecting competition among our retail convenience stores are location and ease of access, price, brand recognition, store appearance and cleanliness, product quality and breadth of product offering. We expect to continue to face competition from large, integrated oil companies, as well as from other convenience stores that sell motor fuels. Additionally, national grocery and dry goods stores, such as Wal-Mart, Kroger and Costco, as well as regional grocers and retailers, are increasingly entering the motor fuel retailing business. Many of these competitors are substantially larger than we are and, because of their diversity, integration of operations and greater resources, may be better able to withstand adverse market conditions and competitive pricing.

Our wholesale marketing segment competes with major oil companies that distribute their own products, as well as other independent motor fuel distributors. The principal competitive factors affecting our wholesale motor fuel marketing segment are brand, price, quality of product, service quality, reliability and availability of supply.

Trade Names, Service Marks and Trademarks

Pursuant to our license agreement, we have contractual rights to use the 7-Eleven name and certain 7-Eleven-owned trademarks, service marks and other intellectual property related to the 7-Eleven brand and store concept. We also have contractual rights pursuant to our FINA license agreement to be the exclusive marketer of motor fuel under the FINA brand in Texas, Oklahoma, New Mexico, Arizona, Arkansas, Louisiana, Colorado and Utah, and use the FINA trade name, and we own the proprietary trade dress used on our retail convenience store motor fuel canopies and other signage. We also own and use the “Alon Brands” and “Skinny’s” names and logos as our trademarks.

Governmental Regulation and Environmental Matters

We are subject to regulation under numerous federal, state and local laws. The following description highlights what we believe are the material regulatory and environmental compliance matters affecting our operations.

Motor Fuel Marketing

The Petroleum Marketing Practices Act, or PMPA, is a federal law that governs the relationship between a refiner and a distributor pursuant to which the refiner permits a distributor to use a trademark in connection with the sale or distribution of motor fuel. We are subject to the provisions of the PMPA because we sub-license the FINA brand to our distributors in connection with their distribution and sale of motor fuels. The PMPA provides that we may not terminate or fail to renew our distributor contracts unless certain preconditions or grounds for termination or nonrenewal are met and notice requirements are satisfied. If we terminate or fail to renew one or more of our distributor contracts in the absence of the specific grounds permitted by the PMPA or fail to comply with the prescribed notice requirements in effecting a termination or nonrenewal, those distributors may file lawsuits against us to compel continuation of their contracts or to recover damages from us.

Environmental Compliance

Our business is subject to various federal, state and local environmental laws and regulations, including those relating to underground storage tanks, the release or discharge of regulated materials into the air, water and soil, the generation, storage, handling, use, transportation and disposal of hazardous materials, the exposure of persons to hazardous materials, remediation of contaminated soils and groundwater and the health and safety of our employees. We have incurred and will continue to incur costs in order to comply with applicable environmental requirements.

We store motor fuel in underground storage tanks at our retail locations and are required to make financial expenditures to comply with federal, state and local regulations governing the operation and closure of such underground storage tanks. Pursuant to the Resource Conservation and Recovery Act of 1976, as amended, the Environmental Protection Agency, or EPA, has established a comprehensive regulatory program for the detection, prevention, investigation and cleanup of leaking underground storage tanks. Compliance with existing and future environmental laws regulating underground storage tank systems of the kind we use may require significant capital expenditures in the future. These expenditures may include upgrades, modifications and the replacement of underground storage tanks and related piping to comply with current and future regulatory requirements designed to ensure the detection, prevention, investigation and remediation of leaks and spills.

In addition, the Federal Clean Air Act and similar state laws impose requirements on emissions to the air from motor fueling activities in certain areas of the country, including those that do not meet state or national ambient air quality standards. These laws may require the installation of vapor recovery systems to control emissions of volatile organic compounds to the air during the motor fueling process. The regulatory requirements with respect to underground storage tank systems of the kind we use may become more stringent or apply to an increased number of underground storage tanks in the future, which would require additional, potentially material, expenditures.

We are required to comply with federal and state financial responsibility requirements to demonstrate that we have the ability to pay for cleanups or to compensate third parties for damages incurred as a result of a release of regulated materials from our underground storage tank systems. We seek to comply with these requirements by maintaining insurance, which we purchase from private insurers, and in certain circumstances, rely on applicable state trust funds, which are funded by underground storage tank registration fees and taxes on wholesale purchase of motor fuels. The coverage afforded by each fund varies and is dependent upon the continued maintenance and solvency of each fund. More specifically, in Texas, we meet our financial responsibility requirements by state trust fund coverage for claims asserted prior to December 1998 (claims reported after that date are ineligible for reimbursement) and meet such requirements for claims asserted after that date through insurance purchased from a private insurance company. In New Mexico, we meet our financial responsibility requirements by participating in state trust fund coverage.

We are currently responsible for investigating and remediating contamination caused by leaking underground storage tanks at a number of our current and former properties. We are entitled to reimbursement for certain of these costs under various third-party contractual indemnities, state trust funds and insurances policies, subject to eligibility requirements, deductibles and per incident annual and aggregate caps. While we are not currently aware of any contaminated properties as to which material outstanding claims or obligations exist, the discovery of additional or more extensive contamination or the imposition of additional cleanup obligations at these or other sites could result in significant liability. To the extent third parties (including insurers and state trust funds) do not pay for investigation and remediation, insurance is not available or the state trust funds cease to exist or become insolvent, we will be obligated to make additional payments.

We may not have identified all of the environmental liabilities at all of our current and former locations. In the future, we may incur substantial expenditures for remediation of contamination that has not been discovered at existing locations or that may exist at locations that we may acquire. Furthermore, new laws, new interpretations of existing laws, increased governmental enforcement of existing laws or other developments, including legislative, regulatory and other legal developments in various phases of discussion or implementation that may limit greenhouse gas emissions or increase fuel economy standards, could require us to make additional capital expenditures, incur additional liabilities or negatively affect the market for motor fuel.

Certain environmental laws, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA), impose strict, and under certain circumstances, joint and several, liability on current and former owners and operators of properties for the costs of investigation, removal or remediation of contamination and also impose liability for any related damages to natural resources, without regard to fault. In addition, under CERCLA and similar state laws, as persons who arrange for the transportation, treatment or disposal of hazardous materials, we also may be subject to similar liability at sites where such hazardous materials come to be located. We may also be subject to third-party claims alleging property damage and/or personal injury in connection with releases of or exposure to hazardous materials at, from or in the vicinity of our current or former properties or off-site waste disposal sites. The costs associated with the investigation and remediation of contamination, as well as any associated third-party claims, could be substantial and could have a material adverse effect on our business and results of operations. In addition, the presence or failure to remediate identified or unidentified contamination at our properties could potentially materially adversely affect our ability to sell or rent such property or to borrow money using such property as collateral.

Sale of Alcoholic Beverages and Tobacco Products

Our retail convenience stores are subject to state and local laws which restrict the sale of alcoholic beverages and tobacco products to persons who meet legal age requirements and in some circumstances limit the hours of operations for the sale of alcoholic beverages. We are also subject to state and local regulatory agencies which have authority to approve, revoke, suspend or deny the renewal of permits and licenses required for the sale of alcoholic beverages, as well as issue fines and other penalties to stores and employees for the improper sale of alcoholic beverages and tobacco products. Failure to comply with these laws and regulations may result in the loss of licenses or permits or imposition of fines and penalties on our retail convenience stores or license holders, which could result in a material adverse effect on our results of operations. In addition, many states may impose liability on retailers of alcoholic beverages for damages caused by intoxicated persons who purchased alcoholic beverages from them. We seek to minimize our risk for such liability or regulatory action through staff training and company-wide policies and procedures, as well as the maintenance of general liability insurance.

Safety, Health and Employment

We are also subject to numerous federal, state and local safety and health laws and regulations relating to the operation of retail convenience stores and food preparation and sales. We are required to comply with various record retention, inspection, equipment maintenance, cleanliness and other standards in our retail operations, as well as obtaining necessary occupation and other permits, many of which vary by the jurisdiction in which our stores are located. We are also required to comply with federal and state laws regarding wage rates, overtime, working conditions and citizen requirements with respect to our employees.

Seasonality

We experience more demand for our merchandise, food and motor fuel during the late spring and summer months than during the fall and winter due to the increase in travel and recreation during these periods. Therefore, our revenues are typically higher in the second and third quarters of the year.

Employees

As of June 30, 2008, we had approximately 2,014 employees. Approximately 1,992 work in our retail segment and 22 in our wholesale marketing segment. None of our employees are represented by a labor union. We believe that our relation with our employees is satisfactory.

Properties

We maintain our corporate offices in Dallas, Texas. As of June 30, 2008, we operated 306 convenience stores located in Central and West Texas and New Mexico. Our leased stores typically have non-cancelable operating leases with initial terms of 10 to 20 years and options that permit renewals for additional periods. We believe that our facilities are generally adequate for our operations in the ordinary course of business. The following table shows our owned and leased convenience stores by location:

Location	Owned	Leased	Total

Big Spring, Texas	6	1	7
Wichita Falls, Texas	8	4	12
Waco, Texas	11	3	14
Midland, Texas	9	9	18
Lubbock, Texas	17	5	22
Albuquerque, New Mexico	12	11	23
Odessa, Texas	10	25	35
Abilene, Texas	33	8	41
Other locations in Central and West Texas	29	18	47
El Paso, Texas	13	74	87

Total stores	148	158	306

Legal Proceedings

The Company is currently a defendant in a wrongful death lawsuit filed in 2007 styled Harrison v. Skinny’s, Inc. (Cause No. 2006-4184-7) pending in the 19th District Court (Texas). The plaintiffs’ initial pleading indicated their claim is for an amount in excess of $10 million. The lawsuit is currently in the discovery phase. The Company intends to vigorously contest the matter.

In the ordinary course of business, we are subject to lawsuits, investigations and claims, including, environmental claims and employee-related matters. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe any currently pending legal proceeding or proceedings to which we are a party will have a material adverse effect on our business, results of operations, cash flows or financial condition.

MANAGEMENT

Directors and Executive Officers

Prior to November 2008 and this offering, we were organized as Alon USA Interests, LLC, a Texas limited liability company. In November 2008, Alon USA Interests, LLC was converted into a Delaware corporation and the name was changed to Alon Brands, Inc. At the time of this corporate conversion, certain members of the board of managers of Alon USA Interests, LLC became the directors of Alon Brands. Following the corporate reorganization transactions and immediately prior to consummation of this offering, we will conduct our business through Alon Brands and its direct and indirect subsidiaries.

The following table sets forth the names and ages of each of our current directors and executive officers and certain of our other key employees, and the positions they hold (ages as of November 1, 2008):

Name	Age	Position

Kyle McKeen	45	Director, President and Chief Executive Officer
David Potter	53	Chief Financial Officer
Judge A. Dobrient	40	Senior Vice President — Wholesale Marketing
Joseph Lipman	62	Director and Senior Vice President — Retail
Michael Oster	36	Vice President
Andrew Pochatko	54	Chief Operating Officer of SCS
David Wiessman	54	Chairman of the Board of Directors
Shlomo Braun	52	Director
Shai Even	40	Director
Shlomo Even	52	Director
Claire A. Hart	53	Director
Jeff D. Morris	57	Director
Snir Wiessman	27	Director

Kyle McKeen has served as a director since November and was a member on the Board of Managers of Alon USA Interests, LLC from May 2008 to November 2008. Mr. McKeen has also served as President and Chief Executive Officer since May 2008. From 2005 to 2008, Mr. McKeen served as President and Chief Operating Officer of Carter Energy, an independent energy marketer supporting over 600 retailers by providing fuel supply, merchandising and marketing support, and consulting services. Prior to joining Carter Energy in 2005, Mr. McKeen was a member of the Board of Managers of Alon USA Interests, LLC from September 2002 to 2005 and held numerous positions of increasing responsibilities with Alon Energy, including Vice President of Marketing.

David Potter has served as Chief Financial Officer since May 2008, and Chief Financial Officer of SCS since October 2007. From August 1994 to September 2007, Mr. Potter was Chief Financial Officer of Thriftway Marketing Corp., an independent privately-held retail convenience store chain. Prior to joining Thriftway Marketing, Mr. Potter worked in public accounting since 1977 and as an audit partner in a public accounting firm since 1982. In addition to his public accounting certification, Mr. Potter is a certified valuation analyst and is a member of the American Institute of Certified Public Accountants, and the Oklahoma, New Mexico, and Texas Society of Certified Public Accountants.

Judge A. Dobrient has served as Senior Vice President — Wholesale Marketing since May 2008. Prior to joining us, Mr. Dobrient served as Alon Energy’s General Manager of Marketing from October 2005 to May 2008 and Manager of Unbranded Marketing & Pricing from July 2000 to October 2005. Mr. Dobrient is a former employee of Atofina Petrochemicals, Inc., with over 17 years of experience.

Joseph Lipman has served as a director since November 2008, Senior Vice President — Retail since May 2007, President and Chief Executive Officer from September 2002 to May 2007 and President and Chief Executive Officer of SCS since July 2001. Mr. Lipman was a member of the Board of Managers of Alon USA

Interests, LLC from 2003 to November 2008 when he became a director. From 1997 to July 2001, Mr. Lipman served as General Manager of Cosmos, a chain of supermarkets in Israel owned by Super-Sol Ltd., now known as Shufersal, where he was responsible for marketing and store operations.

Michael Oster has served as our Vice President since May 2006 and was our Assistant Secretary from May 2006 to November 2008. Mr. Oster has also served as Vice President of Mergers and Acquisitions of Alon Energy since August 2008 and General Manager of Commercial Transactions of Alon Energy from January 2003 to August 2008. Prior to joining Alon Energy, Mr. Oster was a partner in the Israeli law firm, Yehuda Raveh and Co.

Andrew Pochatko has served as the Chief Operating Officer of SCS since 2006 and prior to that was the Vice President of Operation of SCS during 2006 and Director of Operations from October 2005 to 2006. Prior to joining SCS, Mr. Pochatko served as a District Manager for Super Valu/Save A Lot Grocery, a discount grocer, from July 2003 to October 2005.

David Wiessman has served as Chairman of the Board of Directors since November 2008 and was a member on our Board of Managers from May 2008 to November 2008. Mr. Wiessman has also served as Executive Chairman of the Board of Directors of Alon Energy since July 2000 and served as President and Chief Executive Officer of Alon Energy from its formation in 2000 until May 2005. Mr. Wiessman has over 25 years of oil industry and marketing experience. Since 1994, Mr. Wiessman has been Chief Executive Officer, President and a director of Alon Israel. In 1992, Bielsol Investments (1987) Ltd. acquired a 50.0% interest in Alon Israel. In 1987, Mr. Wiessman became Chief Executive Officer of, and a stockholder in, Bielsol Investments (1987) Ltd. In 1976, after serving in the Israeli Air Force, he became Chief Executive Officer of Bielsol Ltd., a privately-owned Israeli company that owns and operates gasoline stations and owns real estate in Israel. Mr. Wiessman is also Chairman of the Board of Directors of Blue Square-Israel, Ltd., which is listed on the New York Stock Exchange and the Tel Aviv Stock Exchange, Chairman of Blue Square Real Estate Ltd., which is listed on the Tel Aviv Stock Exchange, Acting Chairman of the Board of Directors of Blue Square Investments and Property Chain, Ltd., which is listed on the Tel Aviv Stock Exchange, and Chairman of the Board and President of Dor Alon Energy Israel (1988) Ltd., which is listed on the Tel Aviv Stock Exchange. David Wiessman is the father of Snir Wiessman, who is also a member of our board of directors.

Shlomo Braun has served as a director since November 2008 and was a member on the Board of Managers of Alon USA Interests, LLC from May 2008 to November 2008. Mr. Braun is the owner and manager of SAB Investment Group, LLC, an investment and consultancy agency. Mr. Braun is also a director of Hachsharat Hayishuv (I.L.D.) Insurance Company Ltd., a publicly traded insurance company, which is listed on the Tel Aviv Stock Exchange. Prior to joining Hachsharat Hayishuv (I.L.D.) Insurance Company Ltd., Mr. Braun worked at Bank Hapoalim Ltd., an Israeli bank. There he served as a member of the Board of Managers from 2003 to 2008, as head of the bank’s business division from 2001 to 2003 and as head of the bank’s retail business for the Tel Aviv district from 1999 to 2001.

Shai Even has served as director since November 2008.  Mr. Even has also served as a Senior Vice President of Alon Energy since August 2008, Vice President of Alon Energy from May 2005 to August 2008 and as Alon Energy’s Chief Financial Officer since December 2004. Mr. Even also served as Alon Energy’s Treasurer from August 2003 until March 2007. Prior to joining Alon Energy, Mr. Even served as the Chief Financial Officer of DCL Technologies, Ltd. from 1996 to July 2003 and prior to that worked for KPMG from 1993 to 1996. Shai Even is the brother of Shlomo Even, who is also a member of our board of directors.

Shlomo Even has served as a director since November 2008. Mr. Even has been a certified public accountant and partner of the certified public accounting firm of Tiroshi Even since 1986. Mr. Even also serves as a director of Alon Israel, Dor Alon Energy in Israel (1988) Ltd. Blue Square — Israel Ltd and Rosebud Medical Ltd., which is listed on the Tel Aviv Stock Exchange. Shlomo Even is the brother of Shai Even, who is also a member of our board of directors.

Claire A. Hart has served as a director since November 2008. Mr. Hart was a member of the Board of Managers of Alon USA Interests, LLC from August 2003 to November 2008 when he became a director.

Mr. Hart has also served as Alon Energy’s Senior Vice President since January 2004 and served as Alon Energy’s Chief Financial Officer and Vice President from August 2000 to January 2004. Prior to joining Alon Energy, he held various positions in the Finance, Accounting and Operations departments of FINA for 13 years, serving as Treasurer from 1998 to August 2000 and as General Manager of Credit Operations from 1997 to 1998.

Jeff D. Morris has served as a director since November 2008. Mr. Morris was a member of the Board of Managers of Alon USA Interests, LLC from August 2003 to November 2008 when he became a director. Mr. Morris has also served as Alon Energy’s President and Chief Executive Officer since May 2005 and has served as the President and Chief Executive Officer of Alon Energy’s subsidiary, Alon USA, Inc., since its inception in August 2002 and of Alon Energy’s other operating subsidiaries since July 2000. Prior to joining Alon Energy, he held various positions at FINA, where he began his career in 1974. Mr. Morris served as Vice President of FINA’s SouthEastern Business Unit from 1998 to 2000 and as Vice President of its SouthWestern Business Unit from 1995 to 1998. In these capacities, he was responsible for both the Big Spring refinery and FINA’s Port Arthur refinery and the crude oil gathering assets and marketing activities for both business units.

Snir Wiessman has served as our director since November 2008. Mr. Wiessman has served as a Business Development and M&A Manager of Alon Israel since August 2007. Mr. Wiessman has also served as a Director of Dor Alon Fuel Stations Operation Ltd., an Israeli gas station and convenience store operator, since August 2003 and AM:PM, an Israeli convenience store operator, since January 2008. AM:PM and Dor Alon Fuel Station Operation Ltd. are both subsidiaries of Dor Alon Energy in Israel (1988) Ltd., which is listed on the Tel Aviv Stock Exchange. Snir Wiessman is the son of David Wiessman, who is also a member of our board of directors.

Committees of the Board of Directors

Our board of directors does not have a nominating and corporate governance committee or a committee performing the functions of this committee. Our board of directors has determined that we are a “controlled company” for the purposes of Section 303A of the NYSE Listed Company Manual because Alon USA, LP holds more than 50% of our common stock. As such, we are relying on exemptions from the provisions of Section 303A that would otherwise require us, among other things, to have a board of directors composed of a majority of independent directors, a compensation committee composed of independent directors and a nominating and corporate governance committee.

Audit Committee.  Prior to completion of this offering, our audit committee will be composed of Mr. Braun, and two additional directors to be determined prior to the offering. Our board of directors has determined that each of these individuals is financially literate and that Mr. Braun has accounting or related financial management expertise, in each case as contemplated by applicable NYSE requirements. Our board of directors has determined that Mr. Braun satisfies applicable NYSE and SEC requirements relating to independence. We will be required to have a majority of independent members approximately 90 days after the date of this prospectus. The audit committee must be composed entirely of independent members within approximately one year from the date of this prospectus. The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements.

Compensation Committee.  Our compensation committee is composed of David Wiessman and Jeff Morris. The compensation committee establishes, administers and reviews our policies, programs and procedures for compensating our executive officers and directors.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis provides a description of the objectives of our executive compensation policies, a description of the compensation committee and a discussion of the material elements of the compensation of our executive officers.

Prior to this offering, the elements of compensation of our executive officers were determined or approved by Alon Energy. Accordingly, certain elements of the compensation payable to our employees for services rendered in periods prior to this offering, including executive officers, relate to compensation arrangements designed by Alon Energy. These compensation arrangements, as well as the compensation arrangements we expect to adopt prior to this offering and maintain in the future, are discussed below. Our compensation committee may adopt new or alternative arrangements following the completion of this offering in addition to those discussed below.

Objectives of Compensation Policies

The objectives of our compensation policies are to attract, motivate and retain qualified management and personnel who are highly talented, while ensuring that executive officers and other employees are compensated in a manner that advances both the short- and long-term interests of stockholders. In pursuing these objectives, the compensation committee believes compensation should reward executive officers and other employees for both their personal performance and the company’s overall performance. In determining compensation levels for our executive officers, the compensation committee considers the scope of an individual’s responsibilities, external competitiveness of total compensation, an individual’s performance, prior experience and current and prior compensation, the performance of the company and the attainment of financial and strategic objectives.

Our management provides compensation recommendations to the compensation committee; however, the final determination of a compensation package (other than cash bonuses under the Annual Cash Bonus Plan described below) is made solely by the compensation committee. We do not currently engage any consultants relating to executive and/or director compensation practices. The compensation committee may consider the compensation practices of other companies when making a determination; however, we do not benchmark our compensation packages to any particular company or group of companies.

Compensation Program Elements

We compensate our employees and executive officers through a combination of base salary, annual cash bonuses and equity incentive awards granted pursuant to the 2009 Equity Incentive Compensation Plan. The compensation committee considers each element of our overall compensation program applicable to an employee or executive officer when making any decision affecting that employee’s or executive officer’s compensation. The particular elements of our compensation program are explained below.

Base Salaries.  Base salary levels are designed to attract and retain highly qualified individuals. In establishing salary levels, the compensation committee takes into account the scope of an individual’s responsibilities and experience and makes a subjective assessment of the nature of each individual’s performance and contribution to the company. The compensation committee may also consider available information on prevailing executive compensation at comparable companies in our industry. Base salaries are reviewed annually and adjustments are made based primarily on the individual’s performance in the prior annual period.

2009 Annual Cash Bonus Plan.  Prior to the completion of this offering, we expect our Board to approve an incentive cash compensation plan (the “Annual Cash Bonus Plan”). Annual cash bonuses under the Annual Cash Bonus Plan are anticipated to be distributed to eligible employees in the first quarter of each year based on the previous year’s performance, commencing in the first quarter of 2010 based on performance during our 2009 fiscal year. Under the newly-approved Annual Cash Bonus Plan, bonus payments to eligible employees are anticipated to be based on our retail and wholesale segments’ meeting or exceeding certain target EBITDA or other performance measures. The plan targets and components have not yet been determined by the compensation committee and will be tailored to provide motivation for the eligible employees to attain our operating segments’ financial and other performance objectives.

2009 Equity Incentive Compensation Plan.  Prior to completion of this offering, we expect our board of directors and our current stockholder to approve the 2009 Equity Incentive Compensation Plan, or the Equity Incentive Plan, as a component of our overall executive incentive compensation program. The Equity Incentive Plan permits the granting of awards in the form of options to purchase common stock, stock appreciation rights, restricted shares of common stock, restricted stock units, performance shares, performance units and senior executive plan bonuses to our directors, officers and key employees. The compensation committee believes that the grant of options, stock appreciation rights, and similar equity-based awards aligns executive and stockholder long-term interests by creating a strong and direct link between executive compensation and stockholder return. The grant of restricted stock and similar equity-based awards also allows our directors, officers and key employees to develop and maintain a long-term ownership position in our company.

The Equity Incentive Plan is expected to be administered, in the case of awards to participants subject to Section 16 of the Securities Exchange Act, by the board of directors and, in all other cases, by the compensation committee. Subject to the terms of the Equity Incentive Plan, the compensation committee and the board of directors have the full authority to select participants to receive awards, determine the types of awards and terms and conditions of awards, and interpret provisions of the Equity Incentive Plan. Awards may be made under the Equity Incentive Plan to eligible directors, officers and employees of Alon Brands and its subsidiaries, provided that awards qualifying as incentive stock options, as defined under the Internal Revenue Code of 1986, as amended, or the Code, may be granted only to employees.

Concurrently with this offering, we expect to grant           shares of restricted stock to the following named executive officers under the Equity Incentive Plan:

Number of
Name	Shares

Kyle McKeen
David Potter
Joseph Lipman
Judge A. Dobrient
Andrew Pochatko

Each restricted stock award will vest over a period of six years, contingent on continued employment with the company and the achievement of certain financial performance targets.

Perquisites.  Our use of perquisites as an element of compensation is limited in scope and amount. We do not view perquisites as a significant element of compensation, but do believe that in certain circumstances they can be used in conjunction with base salary to attract, motivate and retain qualified management and personnel in a competitive environment. For example, during 2007, our use of perquisites were limited to a vehicle allowance for Mr. Pochatko and housing allowance for Mr. Lipman.

Special Bonuses.  From time to time, executive officers and key employees may be awarded bonuses outside the plans described herein based on individual performance and contributions, special individual circumstances or extraordinary performance and transactions. Any such special bonus would be determined by the board of directors and at their discretion given the circumstances, but are not an ordinary component of the general compensation of our executive officers or other key employees.

Retirement Benefits.  Retirement benefits to our senior management, including our executive officers, are currently expected to be provided through a 401(k) plan, available to most of our employees, and a new unfunded pension plan for certain employees. The new pension plan is designed to provide employees who were eligible to participate in the pension plan of Alon Energy with similar benefits under our new unfunded pension plan.

401(k) Plan.  Subject to certain qualifications, eligible employees may participate in our 401(k) plan which provides company matching of employee contributions up to 6% of the employees base salary.

Employment Agreements

As discussed more fully below in “Chief Executive Officer Compensation” and “Employment Agreements,” we have entered into an employment agreement with Mr. McKeen and, prior to this offering, we expect to enter into employment agreements with other members of our executive management team. Our decision to enter into employment agreements and the terms of those agreements are based on the facts and circumstances at the time and an analysis of competitive market practices.

Methodology of Establishing Compensation Packages

The compensation committee does not adhere to any specified formula for determining the apportionment of executive compensation between cash and non-cash awards. The compensation committee attempts to design each compensation package to provide incentive to achieve our performance objectives, appropriately compensate individuals for their experience and contributions and secure the retention of qualified employees. This is accomplished through a combination of the compensation program elements and, in certain instances, specific incentives not generally available to all of our employees.

Chief Executive Officer Compensation

The annual compensation of our Chief Executive Officer is determined by David Wiessman, the Chairman of the Board and member of the Compensation Committee, in consultation with the board of directors based on the compensation principles and programs described above. In April 2008, we entered into a Management Employment Agreement, or MEA, with Mr. McKeen in connection with his appointment as our President and Chief Executive Officer. The MEA provides for a term ending in May 2013, which automatically renews for successive one-year terms unless terminated by either party. Under the MEA, Mr. McKeen’s annual base salary will be no less than $300,000. Mr. McKeen is entitled to participate in our annual cash bonus plan and incentive compensation plan. Mr. McKeen will receive additional benefits, including life insurance and disability, medical and retirement benefits. See “— Employment Agreements.”

Mr. McKeen is subject to a covenant not to compete during the term of his employment and for one year after the date of his termination. Mr. McKeen is also prohibited from disclosing any proprietary information received as a result of his employment. In the event that we terminate Mr. McKeen’s employment without cause or Mr. McKeen terminates his employment for good reason, he is entitled to receive a cash severance payment equal to his then-current annual base salary.

Stock Ownership Policy

We do not require our directors or executive officers to own shares of our common stock.

Section 162(m)

Under Section 162(m) of the Internal Revenue Code, compensation paid to the Chief Executive Officer and the other three most highly compensated executive officers (other than the Chief Financial Officer) in excess of $1,000,000 may not be deducted by us in determining our taxable income. This deduction limitation does not apply to certain “performance-based” compensation. The board of directors does not currently intend to award levels of non-performance-based compensation that would exceed $1,000,000. However, it may do so in the future if it determines that such compensation is in the best interest of the company and our stockholders.

Summary Compensation Table

The following table provides a summary of the compensation awarded to, earned by or paid to Messrs. McKeen and Potter, our principal executive officer (PEO) and principal financial officer (PFO), and

Messrs. Lipman, Dobrient and Pochatko our three most highly compensation executive officers in 2007. We refer to these individuals as our named executive officers for 2007. The title for each individual represents the officer’s current position with our company. Kyle McKeen, our President and Chief Executive Officer, joined the company in May 2008. His compensation is not discussed in the executive compensation tables because he did not serve as an executive officer of our company during 2007. David Potter was appointed our Chief Financial Officer in May 2008. The information included in the executive compensation tables reflects compensation earned by Mr. Potter for services performed as Chief Financial Officer of our subsidiary, SCS, in 2007. Joseph Lipman was appointed Senior Vice President — Retail of our company in May 2008. The information included in the executive compensation tables reflects compensation earned by Mr. Lipman for services performed as President and Chief Executive Officer of our subsidiary, SCS, and Chief Financial Officer of our company in 2007. Judge Dobrient was appointed Senior Vice President — Wholesale Marketing of our company in May 2008. The information included in the executive compensation tables reflects compensation earned by Mr. Dobrient for services performed as Alon Energy’s General Manager of Marketing in 2007. The information included in the executive compensation tables reflect compensation earned by Mr. Pochatko for services performed as Chief Operating Officer of our subsidiary, SCS, in 2007.

The amounts and forms of compensation reported below do not necessarily reflect the compensation our named executive officers will receive following this offering, which could be higher or lower, because historical compensation was determined by Alon Energy and future compensation levels will be determined by our compensation committee.

					Change in
					Pension Value
					and
				Non-Equity	Nonqualified
			Option	Incentive Plan	Compensation	All Other
Name and Principal Position	Year	Salary	Awards(1)	Compensation(2)	Earnings(3)	Compensation		Total

Kyle McKeen	2007	$—	$—	$—	$—	$—		$—
President and Chief Executive Officer (PEO)
David Potter	2007	34,615	—	—	—	—		34,615
Chief Financial Officer (PFO)
Joseph Lipman	2007	187,538	81,569	37,801	29,031	19,181	(4)	355,120
Senior Vice President — Retail
Judge A. Dobrient	2007	139,208	24,471	22,134	16,521	—		202,334
Senior Vice President — Wholesale Marketing
Andrew Pochatko	2007	111,923	—	8,750	—	6,600	(5)	127,273
Chief Operating Officer of SCS

(1)	This column reflects the value of the awards based on the compensation cost of the award recognized by Alon Energy during the 2007 fiscal year determined in accordance with Financial Accounting Standards Board No. 123 (revised 2004), Share-Based Payment (“Alon Energy 2005 Plan”), which we refer to as SFAS No. 123R. Pursuant to the Alon Energy’s 2005 Incentive Compensation Plan, on March 7, 2007 the Company made grants of 33,333 and 10,000 Stock Appreciation Rights (SARs) to each of Messrs. Lipman and Dobrient, respectively. The SARs granted on March 7, 2007 vest as follows: 50% on March 7, 2009, 25% on March 7, 2010 and 25% on March 7, 2011 and are exercisable during the 365-day period following the date of vesting. When exercised, SARs are convertible into shares of Alon Energy common stock, the number of which will be determined at the time of exercise by calculating the difference between the closing price of Alon Energy common stock on the date immediately prior to the exercise date and the grant price of the SARs ($28.46 per share) (the “Spread”), multiplying the Spread by the number of SARs being exercised and then dividing the product by the closing price of Alon Energy common stock on the date immediately prior to the exercise date. The compensation cost associated with the SARs grants and recognized by Alon Energy under FAS 123R was $81,569 and $24,471 for each of Messrs. Lipman and Dobrient, respectively.

(2)	The amounts shown under Non-Equity Incentive Plan Compensation reflect earnings by the named executive officers under Alon Energy’s Annual Incentive Cash Bonus Plan for the fiscal year in which such amounts are earned, regardless of when paid. Bonuses under Alon Energy’s Annual Incentive Cash Bonus Plan were paid for performance in 2007 during the second fiscal quarter of 2008.

(3)	Reflects the aggregate change in actuarial present value of the named executive officer’s accumulated benefit under the SCS SERP and Alon Energy pension plan (each described in the Pension Benefits table below) calculated by (a) assuming mortality according to RP-2000 Combined Mortality Table published by the Society of Actuaries and (b) applying a discount rate of 5.75% per annum to determine the actuarial present value of the accumulated benefit at December 31, 2006, and a discount rate of 6.46% per annum to determine the actuarial present value of the accumulated benefit at December 31, 2007.

(4)	Reflects a housing allowance in the amount of $11,240 and a matching contribution to the Alon Energy 401(k) plan in the amount of $7,941.

(5)	Reflects a car allowance.

Grants of Plan-Based Awards

The following table provides a summary of the grants of plan-based awards made to our named executive officers during 2007:

All Other
Option Awards:
Number of
		Securities	Exercise or	Grant Date Fair
		Underlying	Base Price of	Value of Stock and
Name	Grant Date	Options(1)	Option Awards	Option Awards(2)

Kyle McKeen (PEO)	—	—	—	—
David Potter (PFO)	—	—	—	—
Joseph Lipman	March 7, 2007	33,333	28.46	81,569
Judge A. Dobrient	March 7, 2007	10,000	28.46	24,470
Andrew Pochatko	—	—	—	—

(1)	Reflects SARs granted pursuant to the Alon Energy 2005 Plan to each of Messrs. Lipman and Dobrient on March 7, 2007, as more fully described in Note 1 to the Summary Compensation Table above.

(2)	Reflects the compensation cost associated with the SARs grants and recognized by Alon Energy under FAS 123R.

Outstanding Equity Awards at Year-End

The following table provides a summary of equity awards to our named executive officers that were outstanding at December 31, 2007, including any unexercised stock options, stock that has not vested and equity incentive plan awards:

	Option Awards				Stock Awards
	Number of	Number of
	Securities	Securities
	Underlying	Underlying			Number of		Market Value of
	Unexercised	Unexercised	Option	Option	Shares or Units of		Shares or Units of
	Options	Options	Exercise	Expiration	Stock That Have		Stock That Have
Name	Exercisable	Unexercisable(1)	Price	Date	Not Vested		Not Vested

Kyle McKeen (PEO)	—	—	—	—	—		—
David Potter (PFO)	—	—	—	—	—		—
Joseph Lipman	—	33,333	28.46	(2)	—		—
	—	—	—	—	167	(3)	$2,535
Judge A. Dobrient	—	10,000	28.46	(2)	—		—
Andrew Pochatko	—	—	—	—	—		—

(1)	Reflects SARs granted pursuant to the Alon Energy 2005 Plan to each of Messrs. Lipman and Dobrient on March 7, 2007, as more fully described in Note 1 to the Summary Compensation Table above. Of the

33,333 SARs granted to Mr. Lipman on March 7, 2007, 16,667 will vest on March 7, 2009, and 8,333 will vest on each of March 7, 2010 and 2011. Of the 10,000 SARs granted to Mr. Dobrient on March 7, 2007, 5,000 will vest on March 7, 2009, and 2,500 will vest on each of March 7, 2010 and 2011.

(2)	SARs may be exercised during the 365-day period following the date of vesting.

(3)	Reflects the aggregate market value of 167 shares of restricted common stock of Alon Energy granted under the Alon Energy 2005 Plan determined based on a per share price of $27.18, the reported closing price for Alon Energy’s common stock on the NYSE on December 31, 2007, which was the last trading day of 2007, less the $12.00 per share purchase price paid by Mr. Lipman on the date of grant. Eighty-three of these shares vested on August 17, 2008 and 84 of these shares will vest on August 17, 2009.

Option Exercises and Stock Vested

The following table provides a summary of each exercise of stock options, SARs or similar instruments and of each vesting of stock, including restricted stock, restricted stock units and similar instruments, during 2007 for each of the named executive officers on an aggregated basis:

Stock Awards
	Number of Shares		Value Realized
Name	Acquired on Vesting		on Vesting

Kyle McKeen (PEO)	—		—
David Potter (PFO)	—		—
Joseph Lipman	83	(1)	1,956	(2)
Judge A. Dobrient	—		—
Andrew Pochatko	—		—

(1)	Reflects the number of shares of restricted common stock of Alon Energy received by Mr. Lipman pursuant to awards granted under Alon Energy 2005 Plan vesting during the fiscal year ended December 31, 2007.

(2)	Reflects the aggregate market value of 83 shares of restricted common stock of Alon Energy determined based on a per share price of $35.57, the reported closing price for Alon Energy’s common stock on the NYSE on August 17, 2007, the date on which such shares of restricted common stock of Alon Energy vested, less the $12.00 per share purchase price paid by Mr. Lipman on the date of grant.

Pension Benefits

The following table provides a summary of each plan that provides for payments or other benefits at, following, or in connection with retirement, for each of the named executive officers as of December 31, 2007. Joseph Lipman, our Senior Vice President — Retail, participates in a supplemental employee retirement plan with SCS and Judge A. Dobrient, our Senior Vice President — Wholesale Marketing, participates in the Alon USA GP, LLC Pension Plan, or the Alon Energy pension plan. Effective at the time of the initial public offering, Alon Brands will adopt a new unfunded pension plan and assume the obligations of Alon USA GP, LLC with respect to accumulated benefits of participants in the Alon USA GP, LLC Pension Plan for certain managers and officers of the wholesale marketing segment, including Messrs. McKeen and Dobrient. The new

Alon Brands unfunded pension plan will also grant years of service credit to current participants of the Alon USA GP, LLC Pension Plan.

Payment
		Number of Years	Present Value of	During
Name	Plan Name	Credited Service	Accumulated Benefit	Last Year

Kyle McKeen (PEO)	—	—	—	—
David Potter (PFO)	—	—	—	—
Joseph Lipman	SCS SERP(1)	6.50	227,136	0
Judge A. Dobrient	Alon USA GP, LLC Pension Plan(2)	7.42	50,749	0
Andrew Pochatko	—	—	—	—

(1)	Pursuant to the Supplemental Retirement Income Agreement between Mr. Lipman and SCS, Mr. Lipman makes no contributions to the SCS SERP. Additionally, Mr. Lipman is fully vested in the SCS SERP and has a non-forfeitable right to his vested retirement benefit. Mr. Lipman’s compensation for purposes of determining benefits under the SCS SERP includes salary, bonus and overtime pay. The SCS SERP is unfunded by SCS.

(2)	Employees who participate in the Alon USA GP, LLC Pension Plan, make no contributions to the pension plan. A participating employee becomes vested in the pension plan once that employee has completed five full years of employment, assuming a minimum of 1,000 hours of service per year. After becoming vested, a participating employee has a non-forfeitable right to his vested retirement benefit. A participant’s compensation for purposes of determining benefits under the Alon USA GP, LLC Pension Plan includes salary, bonus and overtime pay. The normal retirement age under the Alon USA GP, LLC Pension Plan is 65.

The following table provides the estimated annual benefits payable to eligible employees upon retirement under the SCS SERP and Alon USA GP, LLC Pension Plan, based on the eligible employee’s average annual compensation level at retirement and credited years of service. The average annual compensation level is based on averaging the highest 36 months of pay out of the 10 years prior to the employee leaving SCS or Alon Energy, as appropriate.

	Pension Plan Table(1)(2)
	Years of Service
Compensation Level	15	20	25	30	35

$125,000	$30,938	$41,250	$51,563	$61,875	$72,188
150,000	37,125	49,500	61,875	74,250	86,625
175,000	43,313	57,750	72,188	86,625	101,063
200,000	49,500	66,000	82,500	99,000	115,500
225,000	55,688	74,250	92,813	111,375	129,938
250,000	61,875	82,500	103,125	123,750	144,375
300,000	74,250	99,000	123,750	148,500	173,250
400,000	99,000	132,000	165,000	198,000	231,000
450,000	111,375	148,500	185,625	222,750	259,875
500,000	123,750	165,000	206,250	247,500	288,750

(1)	Pension plan benefits are computed on a straight-line annuity basis.

(2)	The benefits listed in the pension plan table above are subject to a deduction for Social Security benefits.

The compensation covered by the SCS SERP and Alon USA GP, LLC Pension Plan and the credited years of service with respect to Messrs. Lipman and Dobrient as of December 31, 2007 are set forth in the table below, assuming retirement at the normal retirement age under the plans.

		Compensation	Credit Years of
Name	Plan	Covered by Plan	Service

Joseph Lipman	SCS SERP	$293,520	6.50
Judge A. Dobrient	Alon USA GP, LLC Pension Plan	168,189	7.42

As of December 31, 2007, Mr. Lipman was eligible for early retirement under the SCS SERP. If Mr. Lipman were to elect early retirement under the pension plan, he would be eligible to receive a lump sum payment in the amount of $277,759, which is actuarily equivilent to a single life annuity benefit as determined by the Alon USA GP, LLC Pension Plan. This benefit amount is calculated based on an average annual compensation level of $213,956. Mr. Dobrient is not eligible for early retirement.

Employment Agreements

In April 2008, we entered into a Management Employment Agreement, or MEA, with Mr. McKeen in connection with his appointment as our President and Chief Executive Officer. The MEA provides for a term ending in May 2013, which automatically renews for successive one-year terms unless terminated by either party. Under the MEA, Mr. McKeen’s annual base salary will be no less than $300,000. Mr. McKeen is entitled to participate in our annual cash bonus plan and incentive compensation plan. Mr. McKeen will receive additional benefits, including life insurance and disability, medical and retirement benefits.

During the first year following the completion of this offering, Mr. McKeen will be permitted to purchase shares of our stock at the initial public offering price in an amount not to exceed one percent of the total number of shares outstanding. For each of the three years thereafter, Mr. McKeen will be eligible to receive a grant of restricted shares up to the number of shares purchased by him during the initial year. The actual number of restricted shares granted in each year will be determined by our performance in the prior calendar year, as compared to predetermined performance goals established by the compensation committee. All of the restricted shares will vest on the earlier of May 1, 2013 or in the event that Alon Energy ceases to own, directly or indirectly, at least 50.0% of the outstanding shares of our common stock.

Mr. McKeen is subject to a covenant not to compete during the term of his employment and for one year after the date of his termination. Mr. McKeen is also prohibited from disclosing any proprietary information received as a result of his employment. In the event that we terminate Mr. McKeen’s employment without cause or Mr. McKeen terminates his employment for good reason, he is entitled to receive a cash severance payment equal to his then-current annual base salary.

Prior to this offering, we expect to enter into employment agreements with other members of our executive management team.

Potential Payments Upon Termination or Change of Control

Pursuant to their employment agreements, Messrs. McKeen and Lipman are entitled to continued salary for one year and nine months, respectively, following termination of employment for any reason other than “cause”, as defined in their respective employment agreements. In addition, Mr. Lipman is fully vested under the SCS SERP and is entitled to an annual benefit of $227,136 upon retirement or other termination of his employment.

Director Compensation

After completion of this offering, our non-employee directors will receive an annual fee of $20,000, plus an additional fee of $2,500 for each board meeting attended ($1,250 if attendance is telephonic). Each member of a board committee will receive a fee of $1,000 for each committee meeting attended and the committee chairperson will receive an additional $1,000 for serving as chair of the meeting. We reimburse all directors for expenses incurred in attending board and committee meetings. In addition, each non-employee director who is not affiliated with Alon Israel will receive $20,000 per year in restricted stock. One-third of these restricted stock awards will vest on the first, second and third anniversaries of the grant date.

Compensation Committee Interlocks and Insider Participation

We did not have a compensation committee prior to this offering. In connection with this offering, we established a compensation committee consisting of David Wiessman and Jeff Morris. See “Certain Relationships and Related Party Transactions” for information regarding relationships and transactions involving Alon Brands in which Messrs. Wiessman and Morris have interests.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationship with Alon Energy

Immediately prior to this offering, Alon USA, LP, a wholly-owned subsidiary of Alon Energy, is our only stockholder. After this offering, Alon USA, LP will own approximately     % of our outstanding shares of common stock (     %, if the underwriters exercise their over-allotment option in full). For as long as Alon Energy, through its ownership of Alon USA, LP, continues to own a majority of our common stock and all of our preferred convertible stock, Alon Energy will have the power to determine the outcome of matters submitted to a vote of our stockholders, will have the power to prevent a change in control of us and could take other actions that might be favorable to Alon Energy. See “Description of Capital Stock.”

Prior to the completion of this offering, we will enter into a Master Agreement and a number of other agreements with Alon Energy setting forth various matters governing our separation from Alon Energy and our relationship with Alon Energy while it remains a significant stockholder in us. These agreements will govern our relationship with Alon Energy after this offering and will provide for, among other things, the allocation of employee benefit, tax and other liabilities and obligations attributable to our operations.

Master Agreement

We will enter into a master agreement with Alon Energy prior to the completion of this offering. In this prospectus, we refer to this agreement as the Master Agreement. The Master Agreement will set forth our agreements with Alon Energy regarding the principal transactions required to effect the transfer of assets and the assumption of liabilities necessary to complete the separation of our company from Alon Energy. It also will set forth other agreements governing our relationship after the separation.

The Transfers

To effect the separation, Alon Energy will contribute to us the membership interests of Alon Marketing which will hold the assets related to our branded wholesale business, as described in this prospectus. We will assume and agree to perform, discharge and fulfill the liabilities related to our businesses for which Alon Energy or its affiliates are presently obligated, other than liabilities associated with the branded wholesale business arising prior to Alon Energy’s contribution of Alon Marketing to us. If any governmental approval or other consent required to transfer any assets to us or for us to assume any liabilities is not obtained prior to the completion of this offering, we will agree with Alon Energy that such transfer or assumption will be deferred until the necessary approvals or consents are obtained. Alon Energy will continue to hold the assets and be responsible for the liabilities for our benefit and at our expense until the necessary approvals or consents are obtained.

Except as expressly set forth in any transaction document, all assets will be transferred on an “as is, where is” basis, and we will agree to bear the economic and legal risks that any conveyance was insufficient to vest in us good title, free and clear of any security interest, and that any necessary consents or approvals are not obtained or that any requirements of laws or judgments are not complied with.

Auditors and Audits; Annual Financial Statements and Accounting

The Master Agreement provides that, for so long as Alon Energy is required to consolidate our results of operations and financial position or account for its investment in our company under the equity method of accounting, we will:

•	maintain a fiscal year end and accounting periods the same as Alon Energy;

•	conform our financial presentation with that of Alon Energy;

•	not change our independent auditors without Alon Energy’s prior written consent (which will not be unreasonably withheld);

•	use commercially reasonable efforts to enable our independent auditors to complete their audit of our financial statements in a timely manner so as to permit timely filing of Alon Energy’s financial statements;

•	provide to Alon Energy all information required for Alon Energy to meet its schedule for the filing and distribution of its financial statements;

•	make available to Alon Energy and its independent auditors all documents necessary for the annual audit of our company as well as access to the responsible personnel so that Alon Energy and its independent auditors may conduct their audits relating to our financial statements;

•	provide Alon Energy with financial reports, financial statements, budgets, projections, press releases and other financial data and information with respect to our business, properties and financial positions;

•	adhere to certain specified disclosure controls and procedures and Alon Energy accounting policies; and

•	notify and consult with Alon Energy regarding any changes to our accounting principles and estimates used in the preparation of our financial statements, and any deficiencies in, or violations of law in connection with, our internal control over financial reporting and certain fraudulent conduct and other violations of law.

Exchange of Other Information

The Master Agreement also provides for other arrangements with respect to the mutual sharing of information between Alon Energy and us in order to comply with reporting, filing, audit or tax requirements, for use in judicial proceedings and in order to comply with our respective obligations after the separation. We will also agree to provide mutual access to historical records relating to the other’s businesses that may be in our possession.

Releases and Indemnification

Except for each party’s obligations under the Master Agreement, the other transaction documents and certain other specified liabilities, we and Alon Energy will release and discharge each other and each of our affiliates, and their directors, officers, agents and employees from all liabilities existing or arising between us on or before the separation, including in connection with the separation and this offering. The releases will not extend to obligations or liabilities under any agreements between Alon Energy and us that remain in effect following the separation.

We will indemnify, hold harmless and defend Alon Energy, each of its affiliates and each of their respective directors, officers and employees, on an after-tax basis, from and against all liabilities relating to, arising out of or resulting from:

•	the failure by us or any of our affiliates (other than Alon Energy) or any other person or entity to pay, perform or otherwise promptly discharge any liabilities or contractual obligations associated with our businesses, whether arising before or after the separation;

•	the operations, liabilities and contractual obligations of our retail business whether arising before or after the separation and of our branded wholesale business arising after the separation;

•	any guarantee, indemnification obligation, surety bond or other credit support arrangement by Alon Energy or any of its affiliates for our benefit;

•	any breach by us or any of our affiliates of the Master Agreement, the other transaction documents or our amended and restated certificate of incorporation or bylaws;

•	any untrue statement of, or omission to state, a material fact in Alon Energy’s public filings to the extent the statement or omission was as a result of information that we furnished to Alon Energy or that Alon Energy incorporated by reference from our public filings, if the statement or omission was made or occurred after the separation; and

•	any untrue statement of, or omission to state, a material fact in any registration statement or prospectus related to this offering, except to the extent the statement was made or omitted in reliance upon information provided to us by Alon Energy expressly for use in any such registration statement or prospectus or information relating to and provided by any underwriter expressly for use in any such registration statement or prospectus.

Alon Energy will indemnify, hold harmless and defend us, each of our affiliates and each of our and their respective directors, officers and employees, on an after-tax basis, from and against all liabilities relating to, arising out of or resulting from:

•	the failure of Alon Energy or any of its affiliates (other than us) or any other person or entity to pay, perform or otherwise promptly discharge any liabilities of Alon Energy or its affiliates, other than liabilities associated with our businesses, whether arising before or after the separation;

•	the liabilities of Alon Energy and its affiliates’ businesses, other than liabilities associated with our businesses;

•	any breach by Alon Energy or any of its affiliates of the Master Agreement or the other transaction documents;

•	any untrue statement of, or omission to state, a material fact in our public filings to the extent the statement or omission was as a result of information that Alon Energy furnished to us or that we incorporated by reference from Alon Energy’s public filings, if the statement or omission was made or occurred after the separation; and

•	any untrue statement of, or omission to state, a material fact contained in any registration statement or prospectus related to this offering, but only to the extent the statement or omission was made or omitted in reliance upon information provided by Alon Energy expressly for use in any such registration statement or prospectus.

Expenses of the Separation and Our Initial Public Offering

The Master Agreement provides that Alon Energy will pay or reimburse us for all out-of-pocket fees, costs and expenses (including all legal, accounting and printing expenses) incurred prior to the completion of this offering in connection with our separation from Alon Energy, except that we shall be responsible for fees and expenses attributable to this offering.

Other Provisions

The Master Agreement also contains covenants between Alon Energy and us with respect to other matters, including the following:

•	confidentiality of our and Alon Energy’s information;

•	our right to continue coverage under Alon Energy’s insurance policies for so long as Alon Energy owns a majority of our outstanding common stock;

•	restrictions on our ability to take any action or enter into any agreement that would cause Alon Energy to violate any law, organizational document, agreement or judgment;

•	our obligation to comply with Alon Energy’s policies applicable to its subsidiaries for so long as Alon Energy owns a majority of our outstanding common stock, except (i) to the extent such policies conflict with our certificate of incorporation or bylaws or any of the agreements between Alon Energy and us, or (ii) as otherwise agreed with Alon Energy or superseded by any policies adopted by our board of directors; and

•	restrictions on our ability to enter into any agreement that binds or purports to bind Alon Energy.

Corporate Services Agreement

We will enter into a corporate services agreement with Alon Energy prior to the completion of this offering to provide us certain administrative and support services and other assistance consistent with the services provided to us before this offering. In this prospectus, we refer to this agreement as the Corporate Services Agreement. The services Alon Energy will provide us, as qualified in the agreement, include the following:

•	treasury, payroll and other financial-related services;

•	human resources and employee benefits;

•	legal and related services;

•	information systems, network and related services;

•	investment services;

•	corporate services; and

•	procurement and sourcing support.

The charges for the corporate services generally are intended to allow Alon Energy to fully recover the allocated direct costs of providing the services, plus all out-of-pocket costs and expenses, generally without profit. The allocation of cost will be based on various measures depending on the service provided.

Under the Corporate Services Agreement, we will each have the right to purchase goods or services, use intellectual property licensed from third parties and realize other benefits and rights under Alon Energy’s agreements with third-party vendors to the extent allowed by such vendor agreements. The Corporate Services Agreement also will provide for the lease or sublease of certain facilities used in the operation of our respective businesses and for access to Alon Energy’s computing and telecommunications systems to the extent necessary to perform or receive the corporate services.

The Corporate Services Agreement will require Alon Energy to continue to make available to us the range of services provided by Alon Energy prior to this offering, as qualified by such agreement. The Corporate Services Agreement may be terminated by mutual agreement of Alon Energy and us at any time, or upon no less than six months prior notice. However, the Corporate Services Agreement will require Alon Energy to provide certain specified services, generally related to information technology, for a period of time specified in the agreement after the expiration of the six-month notice period. Under the terms of the Corporate Services Agreement, Alon Energy will not be liable to us for or in connection with any services rendered pursuant to the Corporate Services Agreement or for any actions or inactions taken by Alon Energy in connection with the provision of services. However, Alon Energy will be liable for, and will indemnify a receiving party for, liabilities resulting from its gross negligence, willful misconduct, improper use or disclosure of client information or violations of law. Additionally, we will indemnify Alon Energy for any losses arising from the provision of services, except to the extent the liabilities are caused by Alon Energy’s gross negligence or material breach of the Corporate Services Agreement.

Registration Rights Agreement

For a description of the registration rights agreement with, and the registration rights granted to, Alon Energy, see “Shares Eligible for Future Sale — Registration Rights.”

Tax Matters Agreement

Prior to the completion of this offering, we and Alon Energy will enter into a tax matters agreement to allocate the responsibility of Alon Energy and its subsidiaries, on the one hand, and we and our subsidiaries, on the other, for the payment of taxes resulting from filings prior to the separation of tax returns on a combined, consolidated or unitary basis. In this prospectus, we refer to this agreement as the Tax Matters Agreement.

For U.S. federal income tax purposes, each member of an affiliated group of corporations that files a consolidated return is jointly and severally liable for the U.S. federal income tax liability of the entire group. Similar principles may apply with respect to members of a group that file a tax return on a combined, consolidated or unitary group basis for foreign, state and local tax purposes. Accordingly, the Tax Matters Agreement will allocate tax liabilities between Alon Energy and us during the periods in which we or any of our subsidiaries were included in the consolidated group of Alon Energy or any of its subsidiaries. The Tax Matters Agreement will provide that Alon Energy will indemnify us and our subsidiaries to the extent that, as a result of us or any of our subsidiaries being a member of a consolidated group, we or our subsidiaries become liable for the tax liability of the entire consolidated group (other than the portion of such liability for which we and our subsidiaries are liable under the Tax Matters Agreement).

Under Section 482 of the Code, the Internal Revenue Service has the authority in certain instances to redistribute, reapportion or reallocate gross income, deductions, credits or allowances between Alon Energy and us. Other taxing authorities may have similar authority under comparable provisions of foreign, state and local law. The Tax Matters Agreement will provide that we and Alon Energy will indemnify the other to the extent that, as a result of the Internal Revenue Service exercising its authority (or any other taxing authority exercising a similar authority), the tax liability of one group is reduced while the tax liability of the other group is increased.

Alon Energy Agreements with Third Parties

Historically, we have received services provided by third parties pursuant to various agreements that Alon Energy has entered into for the benefit of its affiliates. We pay the third parties directly for the services they provide to us or reimburse Alon Energy for our share of the actual costs incurred under the agreements. After this offering, we intend to continue to procure certain of these third-party services, including services related to insurance, vehicle leases, information technology and software, through contracts entered into by Alon Energy, to the extent we are permitted (and elect to) or are required to do so.

Fuel Sales and Licensing Agreement

Prior to the completion of this offering, we and Alon USA, LP will enter into a fuel sales and licensing agreement. Under this agreement, Alon USA, LP agrees to provide us with approximately 226 million gallons of motor fuels annually, with flexibility to purchase up to 20% more or less than this amount. In the event that we do not purchase at least 181 million gallons in any contract year, Alon USA, LP’s exclusive remedy is to terminate this agreement. The fuel sales and licensing agreement also grants to us an exclusive, non-transferable license to the use of the FINA brand at our convenience stores and those of our distributors. Pricing for fuel purchased under this agreement is based upon a formula incorporating Platt’s and OPIS-based closing prices. The pricing arrangement under this agreement is at least as favorable, and in certain circumstances more favorable, than our historical pricing arrangements.

Payment terms on motor fuels purchased are net 10 days. The term of the fuel sales and licensing agreement ends on December 31, 2008, although the license of the FINA brand may be earlier terminated in the event that Alon USA, LP does not extend its current license which expires in 2012.

SCS Beverage

On February 29, 2004, SCS sold 17 licenses for the sale of alcoholic beverages at 17 stores in New Mexico to SCS Beverage, Inc., a corporation treated as a pass-through entity that is wholly owned by Jeff D. Morris, Alon Energy’s President and Chief Executive Officer. Under rules and regulations of the New Mexico Alcohol and Gaming Division, or AGD, a holder of a license to sell alcoholic beverages in New Mexico must provide substantial documentation in the application for and annual renewal of the license, including detailed questionnaires and fingerprints of the officers and directors of each entity beneficially owning 10% or more of the holder of the license. SCS engaged in this transaction to expedite the process of renewing the licenses by limiting the required disclosures to one individual stockholder. The purchase price paid by SCS Beverage consisted of approximately $2.6 million for the 17 licenses and approximately

$0.2 million for the inventory of alcoholic beverages on the closing date. The purchase price was paid by SCS Beverage issuing to SCS a demand promissory note in the amount of $2.8 million. The demand note is payable solely by transferring the licenses and inventory existing at the time of payment back to SCS. The demand note is secured by a pledge of the licenses and the inventory and a pledge of 100% of the stock of SCS Beverage. Pursuant to the purchase and sale agreement, SCS Beverage granted SCS an option to reacquire the licenses at any time at a purchase price equal to the same purchase price paid by SCS Beverage to acquire the licenses.

As the holder of the New Mexico licenses, SCS Beverage is the only party entitled to purchase alcoholic beverages to be sold at the locations covered by the licenses and to receive revenues from the sale of alcoholic beverages at those locations. Simultaneously with the transfer of the licenses, SCS Beverage entered into a premises lease with SCS to lease space at each of the locations covered by the licenses for the purpose of conducting the alcoholic beverages concessions. To date, the profits realized by SCS Beverage from the sale of alcoholic beverages at these locations have not exceeded lease payments by SCS Beverage to SCS and SCS anticipates that this will continue to be the case in the future. As a result, Mr. Morris has not received any economic benefit from the ownership of SCS Beverage, and SCS does not anticipate that Mr. Morris will derive any economic benefit from his ownership of SCS Beverage in the future.

Prior to this offering, we expect to transfer all 17 licenses from SCS Beverage to a pass-through entity that is wholly owned by Mr. McKeen, our President and Chief Executive Officer.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of          , 2008, on both a historical basis and as adjusted to reflect the completion of this offering, for:

•	each person known by us to beneficially own more than 5% of our common stock;

•	each executive officer named in the Summary Compensation Table under “Executive Compensation”;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the Securities and Exchange Commission. These rules generally provide that a person is the beneficial owner of securities if they have or share the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or have the right to acquire such powers within 60 days.

Shares Beneficially Owned
	Prior to this Offering			After this Offering
Name and Address	Number	%		Number	%

Alon USA, LP(1) 7616 LBJ Freeway, Suite 300 Dallas, TX 75251			%			%
Kyle McKeen
David Potter
Judge A. Dobrient
Joseph Lipman
Andrew Pochatko
David Wiessman
Shlomo Braun
Shai Even
Shlomo Even
Claire A. Hart
Jeff D. Morris
Snir Wiessman
Directors and executive officers as a group (13 persons)

*	Represents less than 1.0%.

(1)	Alon USA, LP is an indirect subsidiary of Alon USA Energy, Inc.

CORPORATE REORGANIZATION TRANSACTIONS

Prior to this offering, we were an operating segment of Alon Energy. Our retail business was conducted through Alon USA Interests, LLC, a Texas limited liability company, and its direct and indirect subsidiaries. Our wholesale marketing segment was conducted through Alon USA, LP, a Texas limited partnership, which was the sole member of Alon USA Interests, LLC. In November 2008, under Section 265 of the General Corporation Law of the State of Delaware, Alon USA Interests, LLC was converted into a Delaware corporation and its name was changed to Alon Brands, Inc., and Alon USA, LP became the sole stockholder of Alon Brands, Inc.

We and Alon Energy and its subsidiaries intend to conduct a series of additional corporate reorganization transactions, to take effect prior to this offering, in order that the retail and wholesale marketing segments will both be conducted by subsidiaries of Alon Brands, Inc., the issuer of the shares of common stock being sold in this offering. As part of the reorganization, Alon USA, LP will contribute the assets and liabilities associated with our wholesale marketing segment to Alon Marketing, LLC a newly-formed Delaware limited liability company and direct subsidiary of Alon USA, LP. Alon USA, LP will then contribute the equity interests of Alon Marketing, LLC to Alon Brands, Inc. After these corporate reorganization transactions are completed prior to this offering, Alon Brands will become the holding company for our wholesale marketing segment in addition to our retail business. The reorganization will not affect our operations.

Concurrently with the corporate transactions described above, Alon USA, LP will also recapitalize its net investment in Alon Brands prior to this offering. Historically, as a wholly-owned subsidiary of Alon USA, LP, Alon Brands has received investments from its parent. As of June 30, 2008, there was approximately $      in net parent investment by Alon USA, LP. Prior to this offering, Alon Brands will issue           shares of common stock and          shares, or $      liquidation preference, of a newly-created 5% Series A Mandatory Convertible Preferred Stock, or series A convertible preferred stock, to satisfy a portion of the outstanding net parent investment. The remaining $      in net parent investment in Alon Brands will be repaid to Alon USA, LP with a portion of the proceeds of this offering. See “Use of Proceeds” and “Capitalization.”

The series A convertible preferred stock will convert automatically into shares of our common stock on the third anniversary of the issue date. For a description of the terms of the series A convertible preferred stock, including the applicable conversion rates, see “Description of Capital Stock.”

DESCRIPTION OF CAPITAL STOCK

Immediately following the consummation of this offering, our authorized capital stock will consist of           shares of common stock, par value $0.01 per share, and           shares of preferred stock, par value $0.01 per share, of which           shares have been designated “5% Series A Mandatory Convertible Preferred Stock,” which we refer to herein as series A convertible preferred stock, and           shares of authorized but unallocated shares of preferred stock the rights and preferences of which may be established from time to time by our board of directors. Upon completion of this offering, there will be           outstanding shares of common stock (           shares if the underwriters’ over-allotment is exercised in full) and           shares of outstanding shares of preferred stock, all of which consists of the series A convertible preferred stock.

The following is a summary of our capital stock and important provisions of our amended and restated certificate of incorporation and amended and restated bylaws. This summary does not purport to be complete and is subject to and qualified by our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

Common Stock

Holders of our common stock are entitled to one vote for each share on all matters voted upon by our stockholders, including the election of directors, and do not have cumulative voting rights. Subject to the rights of holders of any then outstanding shares of our preferred stock, our common stockholders are entitled to receive ratably any dividends that may be declared by our board of directors out of funds legally available therefor. Holders of our common stock are entitled to share ratably in our net assets upon our dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Holders of our common stock do not have preemptive rights to purchase shares of our stock. The shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our common stock are, and the shares of common stock to be issued in the offering will be, upon payment therefor, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of the series A convertible preferred stock and any shares of our preferred stock we may issue in the future.

Preferred Stock

5% Series A Mandatory Convertible Preferred Stock

Prior to this offering, pursuant to our amended and restated certificate of incorporation, our board of directors will authorize by certificate of designation a new series of           shares of series A mandatory convertible preferred stock, $0.01 par value per share, all of which will be issued and outstanding prior to this offering.

Dividends

Dividends on the series A convertible preferred stock will be payable quarterly in cash on the 16th day of          ,          ,           and           of each year prior to the mandatory conversion date (or the following business day if such day is not a business day), and on the mandatory conversion date, at the annual rate of $5.00 per share, subject to adjustment for stock splits, combinations, reclassifications or other similar events involving the series A convertible preferred stock, in each case, to the extent we have sufficient lawful funds to pay such dividends at such time, as determined under the General Corporation Law of the State of Delaware.

Dividends on the series A convertible preferred stock shall accrue and cumulate if we fail to pay one or more dividends on the series A convertible preferred stock in any amount, whether or not the reason we failed to pay such dividends was because we did not have sufficient lawful funds to pay such dividends.

Redemption

The series A convertible preferred stock will not be redeemable at our option.

Mandatory Conversion

Each share of the series A convertible preferred stock, unless previously converted, will automatically convert on          , 2012, the third anniversary of the issue date, which we call the mandatory conversion date, into a number of shares of our common stock equal to the conversion rate described below. In addition to the number of shares of common stock issuable upon conversion of each share of the series A convertible preferred stock on the mandatory conversion date, holders will have the right to receive an amount in cash equal to all accrued, cumulated and unpaid dividends on the series A convertible preferred stock for the then-current dividend period until the mandatory conversion date and all prior dividend periods, provided that we have sufficient lawful funds to pay such dividends at such time.

The conversion rate, which is the number of shares of common stock issuable upon conversion of each share of the series A convertible preferred stock on the applicable conversion date, will, subject to adjustment as described under “— Anti-dilution Adjustments” below, be as follows:

•	if the applicable market value (as defined below) of our common stock is equal to or greater than $ , which we call the “threshold appreciation price,” then the conversion rate will be shares of common stock per share of the series A convertible preferred stock (the “minimum conversion rate”), which is equal to $100.00 divided by $ (the threshold appreciation price);

•	if the applicable market value of our common stock is less than $ (the threshold appreciation price) but greater than $ , which we call the “initial price,” then the conversion rate will be equal to $100.00 divided by the applicable market value of our common stock; or

•	if the applicable market value of our common stock is less than or equal to $ (the initial price), then the conversion rate will be shares of common stock per share of the series A convertible preferred stock (the “maximum conversion rate”), which is equal to $100.00 divided by $ (the initial price).

“Applicable market value” means the arithmetic average of the volume-weighted average price per share of our common stock for each of the 20 trading days ending on the third business day prior to the applicable conversion date, as reported by Bloomberg Professional Service for the period beginning at 9:30 am, New York City time, and ending at 4:00 pm, New York City time. If, on any trading day no volume-weighted average price is reported for our common stock by Bloomberg Professional Service, the closing price of a share of our common stock or such other securities will be substituted for the volume-weighted average price for such day.

The “initial price” is $      , the initial public offering price per share of our common stock. The threshold appreciation price represents an approximately 20% appreciation over the initial price.

Early Conversion on Cash Merger

Prior to the mandatory conversion date, if we are involved in a merger or consolidation (other than a merger or consolidation in which we are the continuing corporation and in which shares of our common stock outstanding immediately prior to the merger or consolidation are not exchanged for cash, securities or other property) in which at least 30% of the consideration for shares of our common stock consists of cash or cash equivalents, which we refer to as a “cash merger,” then on or after the date of the cash merger until the date on which the merger early conversion right (as defined below) must be exercised, each holder of the series A convertible preferred stock will have the right to convert the series A convertible preferred stock at the conversion rate determined as set forth under “— Mandatory Conversion” assuming that the trading day immediately before the cash merger is the mandatory conversion date. We refer to this right as the “merger early conversion right.” If a holder does not elect to exercise the merger early conversion right, such holder’s shares of the series A convertible preferred stock will remain outstanding and subject to conversion on the mandatory conversion date.

Conversion at the Option of the Holder

Holders of the series A convertible preferred stock do not have the right to convert the series A convertible preferred stock prior to the mandatory conversion date, except as described under “— Early Conversion on Cash Merger.”

Anti-dilution Adjustments

Each fixed conversion rate and the number of shares of common stock to be delivered upon conversion of the series A convertible preferred stock will be adjusted upon the occurrence of certain anti-dilution events, including stock dividends, stock splits, reclassifications, issuances of common stock rights or warrants at below-market value, and certain other distributions of cash or property to all holders of common stock. No adjustments will be made, however, upon issuances of common stock, options or warrants to our officers, directors or employees under employee benefit or incentive plans, issuance of common stock in acquisitions or pursuant to dividend reinvestment or other similar plans.

Voting Rights

Holders of shares of series A convertible preferred stock are entitled to vote together with the holders of common stock on all matters submitted to stockholders, and not as a separate class, except as required by law. Each share of series A convertible preferred stock shall have that number of votes for which it would be convertible, as of the record date for any such vote of stockholders, as described under “— Mandatory Conversion”

Preemptive Rights

Holders of shares of series A convertible do not have any preemptive rights.

Liquidation Preference

The series A convertible preferred stock has a liquidation preference of $100 per share. In the event of a liquidation, dissolution or winding-up of Alon Brands, holders of the series A convertible preferred stock will be entitled to receive a distribution of $100 per share, plus accumulated and unpaid dividends, before any distribution on the common stock. No dividends or distributions may be declared or paid in respect of the common stock unless prior thereto all accrued and unpaid dividends for all prior dividend periods have been paid on the series A convertible preferred stock.

Authorized and Unallocated Preferred Stock

Our board of directors may, from time to time, authorize the issuance of one or more additional classes or series of preferred stock without stockholder approval. Except for the series A convertible preferred stock, we have no current intention to issue any shares of preferred stock.

Our amended and restated certificate of incorporation permits us to issue up to           shares of preferred stock from time to time. Subject to the provisions of our amended and restated certificate of incorporation and limitations prescribed by law, our board of directors is authorized to adopt resolutions to issue shares, establish the number of shares, change the number of shares constituting any series and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of our preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders.

The issuance of preferred stock may adversely affect the rights of our common stockholders by, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control.

As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Anti-takeover Effects of Certain Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

General

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that could make it more difficult to acquire control of our company by means of a tender offer, open market purchases, a proxy contest or otherwise. A description of these provisions is set forth below.

Preferred Stock

We believe that the availability of the preferred stock under our amended and restated certificate of incorporation provides us with flexibility in addressing corporate issues that may arise. Having these authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless action is required by applicable law or the rules of any stock exchange on which our securities may be listed. The board of directors has the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, a series of preferred stock might impede a business combination by including class voting rights which would enable the holder or holders of such series to block a proposed transaction. Our board of directors could issue preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then prevailing market price of the stock.

No Stockholder Action by Written Consent

Our amended and restated certificate of incorporation provides that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only at a duly called annual or special meeting of stockholders and may not be effected by any written consent of stockholders in lieu of a meeting of stockholders. This prevents stockholders from initiating or effecting any action by written consent, thereby limiting the ability of stockholders to take actions opposed by our board of directors.

Advance Notice Procedure

Our amended and restated bylaws provide an advance notice procedure for stockholders to nominate director candidates for election or to bring business before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Only persons nominated by, or at the direction of, our board of directors or by a stockholder who has given proper and timely notice to our secretary prior to the meeting will be eligible for election as a director. In addition, any proposed business other than the nomination of persons for election to our board of directors must constitute a proper matter for stockholder action pursuant to the notice of meeting delivered to us. For notice to be timely, it must be received by our secretary not less than 60 nor more than 90 calendar days prior to the first anniversary of the previous year’s annual meeting (or if the date of the annual meeting is advanced more than 30 calendar days or delayed by more than 30 calendar days from such anniversary date, not earlier than the 90th calendar day prior to such meeting or the 10th calendar day after public disclosure of the date of such meeting is first made). These advance notice provisions may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of us.

Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called only by our chairman of the board, president or secretary after written request of a majority of our board of directors.

Delaware Anti-Takeover Law

Section 203 of the General Corporation Law of the State of Delaware provides that, subject to exceptions specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any “business combination,” including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

•	on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

Under some circumstances, Section 203 makes it more difficult for a person who is an interested stockholder to effect various business combinations with us for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203.

Limitation of Liability of Officers and Directors

Our amended and restated certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. The effect of these provisions is to eliminate the rights of our company and our stockholders, through stockholders’ derivative suits on behalf of our company, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply if the directors acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from their actions as directors. In addition, our amended and restated certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering. We also maintain directors and officers insurance.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is BNY Mellon Shareowner Services LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no market for our common stock. We can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our common stock in the public market, or the perception that those sales may occur, could adversely affect prevailing market prices and impair our future ability to raise capital through the sale of our equity at a time and price we deem appropriate.

Upon completion of this offering, approximately           shares of our common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option and           shares will be issuable upon conversion of our series A convertible preferred stock. Of these shares, Alon USA, LP, a wholly-owned subsidiary of Alon Energy, will beneficially own           shares of our common stock and all of our series A convertible preferred stock, which will together represent in the aggregate     % of the total fully-diluted shares of our common stock. In addition, all           shares of common stock sold in this offering will be freely tradeable in the public market without restriction or further registration under the Securities Act, unless those shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining           shares of common stock, or     % of our total fully-diluted shares of common stock, will constitute “restricted securities” as that term is defined in Rule 144. Restricted securities may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act. These rules are summarized below. Of these remaining shares,          shares are also subject to lock-up agreements restricting the sale of such shares for 180 days from the date of this prospectus, subject to certain extensions. However, the underwriters may waive this restriction and allow these stockholders to sell their shares at any time. These shares will all become eligible for resale in the public market from time to time following such lock-up period when the applicable holding period under Rule 144 has been met with respect to such shares.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this offering, a person, or persons whose shares must be aggregated, who is one of our affiliates and has beneficially owned restricted shares of our common stock for at least six months is entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

•	one percent of the then-outstanding shares of our common stock, or approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also generally subject to certain manner of sale and notice requirements and to the availability of current public information about us.

In addition, under Rule 144, a person, or persons whose shares must be aggregated, who is not currently an affiliate of ours, and who has not been an affiliate of ours for at least 90 days before the sale, and who has beneficially owned the shares proposed to be sold for at least six months is entitled to sell the shares without restriction, provided that until the shares have been held for at least one year, they may only be sold subject to the availability of current public information about us.

Rule 701

In general, Rule 701 of the Securities Act, as currently in effect, provides that any of our employees, consultants or advisors who purchased shares of our common stock in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell those shares 90 days after we became a reporting company under the Securities Exchange Act of 1934 in reliance on Rule 144, but without compliance with some of the restrictions provided in Rule 144, including the holding period requirements.

Lock-Up Agreement

For a description of the lock-up agreement with the underwriters that restricts sales of shares by Alon Energy, see “Underwriting.”

Registration Rights

Pursuant to the terms of a registration rights agreement with Alon Energy, we have provided Alon Energy with registration rights, including demand registration rights and “piggy-back” registration rights, with respect to our common stock owned by Alon Energy after this offering, including shares of common stock issuable upon conversion of the series A convertible preferred stock. Our obligations are subject to limitations relating to a minimum amount of common stock required for registration, the timing of registration and other similar matters. We are obligated to pay all expenses incidental to such registration, excluding underwriters’ discounts and commissions and certain legal fees and expenses.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES
TO NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences to non-U.S. Holders with respect to the acquisition, ownership and disposition of our common stock. In general, a “Non-U.S. Holder” is any holder (other than a partnership) of our common stock other than the following:

•	a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the “substantial presence” test under section 7701(b)(3) of the Code;

•	a corporation (or an entity treated as a corporation) created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons can control all substantial decisions of the trust, or certain other trusts that have a valid election to be treated as a U.S. person pursuant to the applicable Treasury Regulations.

This discussion is based on current provisions of the Internal Revenue Code, Treasury Regulations, judicial opinions, published positions of the Internal Revenue Service (“IRS”), and all other applicable administrative and judicial authorities, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation or any aspects of state, local, or non-U.S. taxation, nor does it consider any specific facts or circumstances that may apply to particular Non-U.S. Holders that may be subject to special treatment under the U.S. federal income tax laws including, but not limited to, insurance companies, tax-exempt organizations, pass-through entities, financial institutions, brokers, dealers in securities, and U.S. expatriates. If a partnership or other entity treated as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. This discussion assumes that the Non-U.S. Holder will hold our common stock as a capital asset, which generally is property held for investment.

Prospective investors are urged to consult their tax advisors regarding the U.S. federal, state and local, and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of common stock.

Dividends

In general, dividends paid to a Non-U.S. Holder (to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles) will be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States. Under applicable Treasury Regulations, a Non-U.S. Holder will be required to satisfy certain certification requirements, generally on IRS Form W-8BEN, directly or through an intermediary, in order to claim a reduced rate of withholding under an applicable income tax treaty. If tax is withheld in an amount in excess of the amount applicable under an income tax treaty, a refund of the excess amount may generally be obtained by filing an appropriate claim for refund with the IRS.

Dividends that are effectively connected with such a U.S. trade or business generally will not be subject to U.S. withholding tax if the Non-U.S. Holder files the required forms, including IRS Form W-8ECI, or any successor form, with the payor of the dividend, but instead generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a resident of the United States. A corporate Non-U.S. Holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30.0%, or a lower rate prescribed by an applicable income tax treaty, on the repatriation from the United States of its “effectively connected earnings and profits,” subject to adjustments.

Gain on Sale or Other Disposition of Common Stock

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the Non-U.S. Holder’s shares of common stock unless:

•	the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States (and, where an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holders), in which case the branch profits tax discussed above may also apply if the Non-U.S. Holder is a corporation;

•	the Non-U.S. Holder is an individual who holds shares of common stock as capital assets and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

We have not determined whether or not we currently are a “U.S. real property holding corporation” for U.S. federal income tax purposes. If we are, have been, or become, a U.S. real property holding corporation in the future, and our common stock is regularly traded on an established securities market, a Non-U.S. Holder who (actually or constructively) holds or held (at anytime during the shorter of the five-year period preceding the date of dispositions or the holder’s holding period) more than five percent of our common stock would be subject to U.S. federal income tax on a disposition of our common stock but other Non-U.S. Holders generally would not be. If our common stock is not so traded, all Non-U.S. Holders would be subject to U.S. federal income tax on disposition of our common stock.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the recipient. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced by an applicable income tax treaty. Under income tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid made to a Non-U.S. Holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 28% of the gross proceeds, unless a Non-U.S. Holder certifies as to its foreign status, which certification may be made on IRS Form W-8BEN.

Proceeds from the disposition of common stock by a Non-U.S. Holder effected by or through a U.S. office of a broker will be subject to information reporting and backup withholding, currently at a rate of 28.0% of the gross proceeds, unless the Non-U.S. Holder certifies to the payor under penalties of perjury as to, among other things, its address and status as a Non-U.S. Holder or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the transaction is effected outside the United States by or through a non-U.S. office. However, if the broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person who derives 50% or more of its gross income for specified periods from the conduct of a U.S. trade or business, specified U.S. branches of foreign banks or insurance companies or a foreign partnership with various connections to the United States, information reporting but not backup withholding will apply unless:

•	the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and certain other conditions are met; or

•	the holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, the amount of tax withheld is applied as a credit to the U.S. federal income tax liability of persons subject to backup withholding. If backup withholding results in an overpayment of U.S. federal income taxes, a refund may be obtained, provided the required documents are timely filed with the IRS.

Estate Tax

Our common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated          ,          , we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, the following respective numbers of shares of common stock:

Number of
Underwriter	Shares

Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to           additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $      per share. The underwriters and selling group members may allow a discount of $      per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without	With	Without	With
	Over-	Over-	Over-	Over-
	Allotment	Allotment	Allotment	Allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not directly or indirectly (i) offer, sell, issue, contract to sell, pledge or otherwise dispose of or file with the SEC a registration statement under the Securities Act relating to any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, (ii) publicly disclose the intention to make any offer, sale, pledge, disposition or filing or (iii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, without the prior written consent of Credit Suisse Securities (USA) LLC, for a period of 180 days after the date of this prospectus, except (x) grants of stock options to directors, employees or consultants pursuant to the terms of a plan in effect on the date hereof and the issuance of our shares of common stock upon the exercise of those stock options or (y) the issuance of shares of our common stock pursuant to the exercise of warrants or options outstanding on the date hereof. However, in the event that either (1) during the last 17 days of any “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of any “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

Our officers, directors and stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of any “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of any “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

The underwriters have reserved for sale at the initial public offering price up to           shares of the common stock for employees, directors, officers and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We intend to apply to list the shares of common stock on the NYSE under the symbol “ABO.”

Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and our affiliates in the ordinary course of business, for which they received, or will receive, customary fees and expenses.

Prior to this offering, there has been no market for our common stock. The initial public offering price will be determined by negotiations between us and the underwriters and will not necessarily reflect the market price of the common stock following this offering. The principal factors that will be considered in determining the initial public offering price will include:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of, and the prospects for, the industry in which we will compete;

•	the ability of our management;

•	the prospectus for our future earnings;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general conditions of the securities markets at the time of this offering.

We offer no assurances that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to the offering or that an active trading market for our common stock will develop and continue after this offering.

In connection with this offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

INTERNATIONAL SELLING RESTRICTIONS

Notice to Canadian Residents

Resale Restrictions

The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of our common stock are made. Any resale of our common stock in Canada must be made under applicable securities laws that will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our common stock.

Representations of Purchasers

By purchasing our common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase our common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent;

•	the purchaser has reviewed the text above under Resale Restrictions; and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of our common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information are available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of our common stock, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for our common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for our common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which our common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of our common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in our common stock in their particular circumstances and about the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), each Underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Securities, which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Securities to the public in that Relevant Member State at any time:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

•	in any other circumstances that do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

•	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

Notice to Israeli Residents

The offering of our common stock in the State of Israel is intended solely for investors in the First Supplement of the Israeli Securities Law, 1968 to whom an offer of securities may be made without the publication of a prospectus in accordance with the Israeli Securities Law, 1968. A prospectus has not been prepared or filed and will not be prepared or filed with the Israeli Securities Authority in connection with this offering. Subject to any applicable law, the securities offered by in this offering may not be offered or sold in the State of Israel to more than thirty-five offerees, in the aggregate, who are not listed in the First Supplement of the Israeli Securities Law, 1968.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for our company by Jones Day, Dallas, Texas. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The combined financial statements of Alon Brands, Inc. and affiliates as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 and the financial statements of Skinny’s, Inc. as of June 29, 2007 and December 29, 2006 and for the six months ended June 29, 2007 and the year ended December 29, 2006 included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

The audited financial statements of Skinny’s, Inc. as of and for the year ended December 30, 2005 have been included in this prospectus and registration statement in reliance upon the report of Weaver and Tidwell, L.L.P., an independent accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1, Registration No. 333-          , under the Securities Act with respect to the common stock being sold in this offering. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock being sold in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed, as an exhibit is qualified in all respects by the filed exhibit. The registration statement, including exhibits and schedules filed, may be inspected without charge at the Public Reference Room of the Securities and Exchange Commission at 100 F Street, NE, Washington, D.C. 20549, and copies of all or any part of it may be obtained from that office after payment of fees prescribed by the Securities and Exchange Commission. Information on the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at http://www.sec.gov. The other information we file with the Securities and Exchange Commission is not part of the registration statement of which this prospectus forms a part.

After we have completed this offering, we will file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. We intend to make these filings available on our website once the offering is completed. In addition, we will provide copies of our filings free of charge to our stockholders upon request.

Report of Independent Registered Public Accounting Firm

Board of Directors
Alon Brands, Inc.

We have audited the accompanying combined balance sheets of Alon Brands, Inc. and affiliates (the “Company”) (see Note 2(a) to the financial statements) as of December 31, 2006 and 2007, and the related combined statements of operations, member’s interest and equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Alon Brands, Inc. and affiliates, as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP
Dallas, Texas
November 11, 2008

Alon Brands, Inc. and Affiliates

Combined Balance Sheets
(In thousands)

	December 31,
	2006	2007

ASSETS
Current Assets
Cash and cash equivalents	$4,647	$10,378
Accounts and short-term notes receivable, net of allowance for doubtful accounts	37,344	38,507
Inventories	14,977	26,901
Deferred income tax assets	3,687	148
Prepaid expenses and other current assets	1,000	1,153

Total Current Assets	61,655	77,087

Property and Equipment, net	54,111	98,896

Other Non-Current Assets
Goodwill	15,718	50,256
Intangible assets, net	9,794	9,949
Other assets	187	827

Net Other Non-Current Assets	25,699	61,032

Total Assets	$141,465	$237,015

LIABILITIES AND MEMBER’S INTEREST AND EQUITY
Current Liabilities
Current portion of notes payable and capital lease obligation	$2,077	$6,654
Accounts payable	5,268	7,605
Accounts payable, affiliates	8,614	1,623
Income taxes payable	153	2,954
Accrued liabilities and expenses	17,990	19,463

Total Current Liabilities	34,102	38,299

Long-Term Liabilities
Notes payable	48,667	86,583
Capital lease obligation	—	128
Deferred income tax liability	5,928	6,865
Other non-current liabilities	2,273	4,460

Total Liabilities	90,970	136,335

Commitments and Contingencies
Member’s Interest and Equity
Net parent investment	55,731	94,706
Accumulated other comprehensive loss	(72)	(747)
Retained (deficit) earnings	(5,164)	6,721

Total Member’s Interest and Equity	50,495	100,680

Total Liabilities and Member’s Interest and Equity	$141,465	$237,015

The accompanying notes are an integral part of these combined financial statements.

Alon Brands, Inc. and Affiliates

Combined Statements of Operations
(In thousands)

	Year Ended December 31,
	2005	2006	2007

Revenues
Motor fuel	$1,024,237	$1,104,984	$1,051,560
Merchandise	128,466	150,899	213,433
Other, net	7,310	8,710	9,523

Total Revenues	1,160,013	1,264,593	1,274,516

Cost of Sales
Motor fuel	1,016,348	1,076,532	1,005,941
Merchandise, net	90,512	108,399	152,319

Total Cost of Sales	1,106,860	1,184,931	1,158,260

Gross Profit	53,153	79,662	116,256

Operating and Selling Expenses
Personnel costs, taxes and benefits	28,100	30,831	39,884
Leases and utilities	7,974	10,275	14,117
Royalties	1,907	2,123	2,901
Other operating, selling and administrative	20,687	21,027	25,031
Depreciation, amortization and accretion	5,026	6,205	10,245

Total Operating and Selling Expenses	63,694	70,461	92,178

Operating Income (Loss)	(10,541)	9,201	24,078

Other Income (Expense)
Interest expense	(3,848)	(5,864)	(5,202)
Interest income	18	30	65
Rental and other income	150	199	419
Gain (loss) on sale of assets	(55)	(30)	68

Total Other Expense	(3,735)	(5,665)	(4,650)

Income (Loss) Before Income Taxes	(14,276)	3,536	19,428

Income Tax Expense (Benefit)	(5,040)	1,336	7,543

Net Income (Loss)	$(9,236)	$2,200	$11,885

The accompanying notes are an integral part of these combined financial statements.

Alon Brands, Inc. and Affiliates

Combined Statement of Member’s Interest and Equity
(In thousands)

		Accumulated
	Net	Other	Retained
	Parent	Comprehensive	Earnings
	Investment	Loss	(Deficit)	Total

Balance, January 1, 2005	$24,188	$—	$1,872	$26,060
Net advance from parent	26,752			26,752
Net loss	—	—	(9,236)	(9,236)
Other comprehensive loss
Minimum pension liability, net of $58 tax	—	(36)	—	(36)

Total comprehensive loss	—	—	—	(9,272)

Balance, December 31, 2005	50,940	(36)	(7,364)	43,540
Net advance from parent	4,791	—	—	4,791
Net income	—	—	2,200	2,200
Other comprehensive loss
Minimum pension liability, net of $39 tax	—	(36)	—	(36)

Total comprehensive income	—	—	—	2,164

Balance, December 31, 2006	55,731	(72)	(5,164)	50,495
Net advance from parent	38,975	—	—	38,975
Net income	—	—	11,885	11,885
Other comprehensive income loss
Mark to market on interest rate hedge, net of $359 tax	—	(913)	—	(913)
Minimum pension liability, net of $94 tax	—	238	—	238

Total comprehensive income	—	—	—	11,210

Balance, December 31, 2007	$94,706	$(747)	$6,721	$100,680

The accompanying notes are an integral part of this combined financial statement.

Alon Brands, Inc. and Affiliates

Combined Statements of Cash Flows
(In thousands)

	Year Ended December 31,
	2005	2006	2007

Cash flows from operating activities
Net income (loss)	$(9,236)	$2,200	$11,885
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Bad debt expense	(391)	24	(65)
Depreciation, amortization and accretion	5,026	6,205	10,245
Write-down of obsolete assets	—	—	167
(Gain) loss on disposal of property and equipment	55	30	(68)
Write-off of deferred financing fees	194	2,197	—
Deferred income taxes	(5,029)	1,156	4,744
Changes in operating assets and liabilities, net of effects of acquisitions
Accounts and short-term notes receivable	(8,675)	1,105	(610)
Inventories	1,884	1,159	(5,969)
Prepaid expenses and other current assets	171	(621)	23
Other assets	(9)	22	124
Accounts payable	(1,199)	227	(6,206)
Accounts payable affiliates, net	1,590	1,569	(7,357)
Income taxes payable	49	104	2,801
Accrued liabilities and expenses	(1,914)	(725)	110
Other non-current liabilities	569	208	319

Net cash provided by (used in) operating activities	(16,915)	14,860	10,143

Cash flows from investing activities
Purchase of property and equipment	(5,175)	(9,994)	(10,300)
Proceeds from disposal of property and equipment	—	47	515
Cash used in business acquisitions, net of cash acquired of $0, $31 and $11,116, respectively	—	(27,425)	(75,329)
Expenditures for brand image enhancement	(1,041)	(908)	(727)

Net cash used in investing activities	(6,216)	(38,280)	(85,841)

Cash flows from financing activities
Proceeds from credit facility, net of issuance costs	—	48,616	46,167
Repayment of notes payable	(2,192)	(29,860)	(3,674)
Payments on capital lease obligation	—	—	(39)
Advances from parent, net	26,752	4,791	38,975

Net cash provided by financing activities	24,560	23,547	81,429

Net increase in cash	1,429	127	5,731

Cash and cash equivalents, beginning of year	3,091	4,520	4,647

Cash and cash equivalents, end of year	$4,520	$4,647	$10,378

Supplemental disclosure of cash flow information
Interest paid	$3,623	$5,785	$5,008
Income tax paid	—	75	80
Supplemental disclosure of non-cash investing and financing activities
Capital lease obligation	$—	$—	$167

The accompanying notes are an integral part of these combined financial statements.

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements
(Dollars in thousands, except as noted)

1.	Organization and Nature of Business

Alon USA Interests, LLC (“Alon Interests”) is a Texas limited liability company and an indirect subsidiary of Alon USA Energy, Inc. (NYSE: ALJ) (“Alon Energy”), a publicly-traded refiner and marketer of petroleum products.

Alon Energy announced its intention to conduct an initial public offering of its retail and branded marketing business. In November 2008 Alon Interests was converted into a Delaware corporation and changed its name to Alon Brands, Inc. Simultaneous with the effectiveness of the registration statement, Alon Energy intends to “carve out” and cause the assets and liabilities associated with its wholesale marketing business, operated by Alon USA, LP (“Alon LP”), to be contributed to Alon Marketing, LLC (“Alon Marketing”), a newly-formed Delaware limited liability company. Alon LP is the direct parent of Alon Brands. Immediately prior to the closing of the initial public offering, the equity interest in Alon Marketing will be contributed to Alon Brands. Hereinafter Alon Brands, Inc., its subsidiaries and affiliates Alon Marketing and SCS Beverage, Inc., are collectively referred to as “Alon Brands” or the “Company.”

The Company conducts its business in two primary business segments, wholesale marketing and retail. The wholesale marketing segment markets motor fuels through a network of approximately 1,080 locations under the FINA brand name, including 297 of the convenience stores operated by Alon Brands’ retail segment. Substantially all of the motor fuel marketed is delivered through Alon Energy’s physically integrated system (a distribution network of pipelines and terminals that are either owned or accessed through leases or long-term throughput agreements) after being produced at Alon Energy’s Big Spring, Texas refinery. This segment also provides its network of FINA-branded customers with payment card processing services and other fuel-related marketing programs.

The retail segment operates 306 convenience stores located in Central and West Texas and New Mexico. These convenience stores typically offer various grades of motor fuel, general merchandise and food and beverage products to the general public, primarily under the 7-Eleven and FINA brand names. Substantially all of the motor fuels sold through the retail segment are purchased from Alon Marketing.

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation and Fiscal Period

The combined financial statements include the accounts of Alon Brands and its wholly-owned subsidiaries Southwest Convenience Stores, LLC (“SCS”), a Texas limited liability company, and Skinny’s, LLC (“Skinny’s”), a Texas limited liability company and its affiliates, Alon Marketing and SCS Beverage, Inc. (“SCS Beverage”), an affiliate of SCS. Skinny’s was acquired on June 29, 2007 and its assets, liabilities and business activities are included in the accompanying combined financial statements from the date of acquisition. All intercompany balances and transactions have been eliminated. The Company’s fiscal year ends December 31.

(b)	Fair Value of Financial Instruments

Cash and cash equivalents, accounts and short-term notes receivable, current portion of notes payable, accounts payable and accrued liabilities and expenses are reflected in the combined financial statements at fair value because of the short-term maturity of the instruments. Notes payable are reflected in the combined financial statements at fair value due to its index being tied to market rates. The Company’s interest rate hedge is carried at market value. See Note 12.

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)
(Dollars in thousands, except as noted)

(c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d)	Cash and Cash Equivalents

All highly-liquid instruments with a maturity of three months or less at the time of purchase are considered to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

(e)	Accounts Receivable

The majority of the accounts receivable are from wholesale fuel sales to distributors and retail payment card transactions that have not yet settled. Credit is extended based on evaluation of the distributor’s financial condition, and in certain circumstances, collateral, such as letters of credit or guarantees, is required. Accounts receivable generally are due within 10 days and are stated in amounts due from distributors, net of an allowance for doubtful accounts. Accounts outstanding longer than contractual payment terms are considered past due. Credit losses are charged to reserve for bad debts when accounts are deemed uncollectible. Historically, such losses have been minimal. Reserve for bad debts is based on a combination of current sales, historical charge-offs and specific accounts identified as high risk. Non-trade receivables consist mainly of vendor rebates and environmental receivables. Allowance for doubtful accounts as of December 31, 2006 and 2007, are $368 and $314, respectively.

(f)	Inventories

Merchandise inventories are stated at the lower of average cost as determined by the retail inventory method or market. Retail fuel inventories are stated on a first in, first out method. The Company does not maintain wholesale fuel inventories. Shipping and handling costs are included in the cost of inventories.

(g)	Property and Equipment

The carrying value of property and equipment is recorded at cost and includes the fair value of the asset retirement obligations, net of accumulated depreciation. The useful lives on depreciable assets used to determine depreciation expense range from 5 to 40 years with an average life of 18 years.

Property and equipment, net of salvage value, are depreciated using the straight-line method at rates based on the estimated useful lives for the assets or groups of assets, beginning in the month following acquisition or completion. Leasehold improvements are depreciated on the straight-line method over the shorter of the contractual lease terms or the estimated useful lives of the related assets. The Company capitalizes interest costs associated with major construction projects based on the effective interest rate on aggregate borrowings. The Company did not capitalize any interest in 2005, 2006 or 2007.

Expenditures for major replacements and additions are capitalized. Routine repairs and maintenance costs are charged to other operating, selling and administrative expense as incurred. The applicable costs and accumulated depreciation of assets that are sold, retired or otherwise disposed of are removed from the accounts and the resulting gain or loss is recognized.

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)
(Dollars in thousands, except as noted)

(h)	Impairment of Long-Lived Assets and Assets To Be Disposed Of

Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to future net cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its expected future cash flows, an impairment loss is recognized based on the excess of the carrying value of the impaired asset over its fair value. These future cash flows and fair values are estimates based on management’s judgment and assumptions. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs of disposition.

(i)	Asset Retirement Obligation

Alon Brands applies Statement of Financial Accounting Standards (“SFAS”) No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”), which established accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement costs. The provisions of SFAS 143 apply to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal operation of a long-lived asset, including leased properties. See Note 13.

In March 2005, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 47, Accounting for Conditional Retirement Obligations (“FIN 47”), which requires companies to recognize a liability for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event, if the amount can be reasonably estimated. The Company adopted FIN 47 at the end of fiscal 2005. The impact of adoption had no effect on the Company’s combined financial statements as all such asset retirement activities were included in the asset retirement obligation under SFAS 143.

(j)	Goodwill and Intangible Assets

Goodwill represents the excess of cost over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a business combination or determined to have an indefinite useful life are not amortized but instead tested for impairment annually and more frequently if events and circumstances indicate the asset might be impaired in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). An impairment loss is recognized to the extent the carrying amount exceeds the asset’s fair value. This determination is made at the reporting unit level.

Other intangible assets with finite useful lives are amortized on a straight-line basis over the expected life of the related asset.

(k)	Self-insurance Reserves

Alon Energy uses a combination of self-insurance and third-party insurance with predetermined deductibles to manage certain insurable risks. Alon Energy also estimates the cost of health care claims that have been incurred but not reported based on historical experience. The Company’s share of Alon Energy’s employee injury plan, general liability losses and healthcare claims are recorded for the aggregate liabilities for claims reported and an estimate of the cost of claims incurred but not reported, based on actuarial estimates and historical experience.

(l)	Revenue Recognition

The Company’s wholesale marketing revenues from the sale of motor fuels are earned and realized upon transfer of title to the distributor based on the contractual terms of delivery, including payment terms and

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)
(Dollars in thousands, except as noted)

prices. Title primarily transfers at the terminal when the motor fuel is loaded into the common carrier trucks (free on board origin). Wholesale marketing revenues from payment card processing services are earned and realized upon the third-party card processor’s completion of the transaction and are reflected net of our cost associated with the transaction.

The Company’s retail revenues from merchandise and motor fuel sales are recognized at the point of sale or when fuel is dispensed to the customer. Service and commission revenue from lottery ticket sales, money orders, prepaid phone cards and wireless services, ATM transactions, car washes and other ancillary product and service offerings is recognized at the time the services are rendered or commissions earned.

(m)	Acquisition Accounting

Acquisitions are accounted for under the purchase method of accounting whereby the purchase price is allocated to assets acquired and liabilities assumed based on fair value. Any excess of purchase price over fair value of net assets acquired and identifiable intangible assets is recorded as goodwill. The combined statements of operations for the fiscal years presented include the results of operations for each of the acquisitions from the date of acquisition.

(n)	Environmental Expenditures

The Company accrues for costs associated with environmental remediation obligations when such costs are probable and can be reasonably estimated, which occurs no later than at completion of the remedial feasibility study. Environmental liabilities represent the estimated costs to investigate and remediate contamination at Company properties. This estimate is based on internal and third-party assessments of the extent of the contaminations, the selected remediation technology and review of applicable environmental regulations. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when the receipt is deemed probable. Estimates are updated to reflect changes in factual information, available technology or applicable laws and regulations.

(o)	Advertising Costs

Advertising costs are expensed when incurred and were approximately $1,002, $974 and $992 for 2005, 2006 and 2007, respectively.

(p)	Vendor Allowances and Rebates

The Company receives payments for vendor allowances, volume rebates and other supply arrangements in connection with various programs. Earned payments are recorded as a reduction to cost of sales or expenses to which the particular payment relates. Unearned payments are deferred and amortized as earned over the term of the respective agreement.

(q)	Lease Accounting

The Company leases some of its convenience store properties and administrative offices under non-cancelable operating leases, whose initial terms are typically 10 to 20 years, along with options that permit renewals for additional periods. Minimum rent is expensed on a straight-line basis over the term of the lease including renewal periods that are reasonably assured at the inception of the lease. In addition to minimum rental payments, certain leases require additional payments based on sales volume. The Company is typically responsible for payment of real estate taxes, maintenance expenses and insurance.

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)
(Dollars in thousands, except as noted)

(r)	Income Taxes

All of Alon Energy’s operations, including the operations of its subsidiaries, are included in a combined Federal income tax return. Pursuant to SFAS No. 109, Accounting for Income Taxes (“SFAS 109”), the Company recognizes deferred income tax liabilities and assets for the expected future income tax consequences of temporary differences between financial statement carrying amounts and the related income tax basis. See Note 17. As permitted by SFAS 109, the Company computes current and deferred taxes as if it were a separate taxpayer for purposes of the accompanying combined financial statements. In accordance with an agreement between the Company and Alon Energy, income taxes payable are paid to Alon Energy, which then remits those amounts to taxing authorities.

(s)	Motor Fuel Taxes

Certain motor fuel excise and sales taxes are collected from customers and remitted to governmental agencies either directly by the Company or through suppliers. Taxes on retail motor fuel sales were approximately $33,570, $29,122, and $35,808 for 2005, 2006 and 2007, respectively, and are included in gross motor fuel sales and cost of sales in the accompanying combined statements of operations. All other excise taxes are presented on a net basis in the combined statements of operations.

(t)	Concentration Risk

The Company purchases approximately 50% of its general merchandise, including most cigarettes and grocery items, from a single wholesale grocer, McLane Company, Inc. (“McLane”). The Company’s current contract with McLane expires at the end of December 2011.

Alon LP, the Company’s parent, supplied substantially all of the Company’s motor fuel purchases in all periods presented.

(u)	Other Comprehensive Loss

Other comprehensive loss, net of tax consists of net income and other gains and losses affecting member’s interest that, under GAAP, are excluded from net income, such as defined benefit pension plan adjustments and gains and losses related to certain derivative instruments such as cash flow hedges related to interest rates and fuel contracts. The balance in other comprehensive loss, net of tax reported in the combined statement of member’s interest and equity consists of defined benefit pension plan and fair value of interest rate swap accumulated adjustments.

(v)	Commitments and Contingencies

Liabilities for loss contingencies, including environmental remediation costs not within the scope of SFAS 143, arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Recoveries of environmental remediation costs from third parties, which are probable of realization, are separately recorded as assets and are not offset against the related environmental liability, in accordance with FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts.

(w)	New Accounting Standards and Disclosures

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS 154”). SFAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly-adopted

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)
(Dollars in thousands, except as noted)

accounting principle. SFAS 154 is effective for all accounting changes and any error corrections occurring after January 1, 2006. The adoption of SFAS 154 did not have a material effect on the Company’s financial position or results of operations.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). This interpretation prescribes a “more-likely-than-not” recognition threshold and measurement attribute (the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with tax authorities) for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Alon Energy performed a review of its tax positions and adopted the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 did not have a material effect on the Company’s results of operations or financial position.

In June 2006, the FASB ratified the consensus on EITF Issue No. 06-3; How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (“EITF 06-3”) (that is, gross versus net presentation). The scope of EITF 06-3 includes any tax assessed by a governmental authority that is imposed concurrent with or subsequent to a revenue-producing transaction between a seller and a customer. For taxes within the scope of EITF 06-3 that are significant in amount, the following disclosures are required: (i) the accounting policy elected for these taxes and (ii) the gross amount of the taxes reflected in the income statement on an interim and annual basis for all periods presented. The disclosure of those taxes can be provided on an aggregate basis. The Company adopted the consensus on January 1, 2007. Excise taxes on motor fuel sales by the retail segment is presented on a gross basis with supplemental information regarding the amount of such taxes included in revenues provided in Note 2(s). All other excise taxes are presented on a net basis in the combined statements of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measures. SFAS 157 is effective for fiscal years beginning after November 15, 2007, with early adoption encouraged, provided the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS 157-2, Effective Date of FASB Statement No. 157 , to provide a one-year deferral of the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually). For nonfinancial assets and nonfinancial liabilities subject to the deferral, the effective date of SFAS 157 is postponed to fiscal years beginning after November 15, 2008 and to interim periods within those fiscal years. The provisions of SFAS 157 are to be applied on a prospective basis, with the exception of certain financial instruments for which retrospective application is required. Except for nonfinancial assets and nonfinancial liabilities subject to the deferral, the Company adopted SFAS 157 on January 1, 2008, with no impact on its combined financial statements.

SEC Staff Guidance — Quantifying Financial Statement Misstatements.  During September 2006, the SEC Staff issued Staff Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current year Financial Statements, which discusses the process of quantifying financial statement misstatements. During the fourth quarter of 2006, Alon Brands adopted this guidance, and it had no material impact on the combined financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities including an Amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The provisions of SFAS 159 are effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 159 on

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)
(Dollars in thousands, except as noted)

January 1, 2008 did not materially effect the Company’s financial position or results of operations since the Company did not elect to record any of its financial assets or financial liabilities at fair value.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”), which requires that the purchase method of accounting be used for all business combinations. SFAS 141(R) requires most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination be recorded at fair value. SFAS 141(R) applies to all business combinations, including combinations by contract alone. SFAS No. 141(R) is effective for periods beginning on or after December 15, 2008 and earlier application is prohibited. SFAS 141(R) will be applied to business combinations occurring after the effective date.

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Combined Financial Statements, an Amendment of ARB 51 (“SFAS 160”), which requires non-controlling interests (previously referred to as minority interests) to be treated as a separate component of equity. SFAS 160 is effective for periods beginning on or after December 15, 2008. Earlier application is prohibited. SFAS 160 will be applied prospectively to all non-controlling interests. Comparative period information must be recast to classify non-controlling interests in equity, attribute net income and other comprehensive income to non-controlling interests, and provide other disclosures required by SFAS 160. The Company will adopt SFAS 160 on January 1, 2009 and does not expect it to materially effect the Company’s financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”). This standard is intended to improve financial reporting by requiring transparency about the location and amounts of derivative instruments in an entity’s financial statements, how derivative instruments and related hedged items are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. The provisions of SFAS 161 are effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company does not believe the adoption of SFAS 161 will have a material effect on its combined financial position, results of operations or cash flows. The Company will adopt SFAS 161 on January 1, 2009.

3.	Acquisitions

Skinny’s, Inc. Acquisition

On June 29, 2007, the Company completed the acquisition of Skinny’s, Inc., a privately-held Abilene, Texas-based company that owned and operated 102 convenience stores in Central and West Texas. The purchase price for Skinny’s, Inc. was $70,200 plus adjustments of $5,129 for working capital and debt. The total consideration was $75,329. Of the 102 convenience stores, approximately two-thirds are owned and one-third are leased.

In conjunction with the Skinny’s, Inc. acquisition, SCS completed a borrowing of $46,167 on June 29, 2007 under its Amended Wachovia Credit Facility. See Note 11

The acquisition has been accounted for under the purchase method of accounting. The purchase price has been allocated based on fair values at the date of acquisition. This allocation has resulted in acquired goodwill of approximately $34,538 and an intangible asset of $827 related to a non-compete agreement. The intangible asset will be amortized over the 3-year life of the agreement. The results of Skinny’s have been included in

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)
(Dollars in thousands, except as noted)

the Company’s combined financial statements since the acquisition date. As of December 31, 2007, the purchase price was allocated as follows:

Current assets, net of unrestricted cash acquired	$7,002
Property, plant and equipment	43,684
Other assets	771
Goodwill	34,538
Identifiable intangibles	827
Current liabilities	(10,483)
Other non-current liabilities	(1,010)

Total purchase price	$75,329

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired. The acquisition of Skinny’s, Inc. was made to enhance the Company’s current operations and is expected to reduce costs through synergies with existing operations. For income tax purposes, the goodwill associated with the Company’s acquisition of Skinny’s, Inc. is deductible over a period of 15 years. Although the acquisition of Skinny’s, Inc. was by merger, the parties to the transaction made a Section 338(h)(10) election under the Internal Revenue Code to tax the transaction as if it was an acquisition of assets.

Unaudited Pro Forma Information

The unaudited pro forma combined financial information for the years ended December 31, 2006 and 2007 are presented below. Such unaudited pro forma combined financial information are presented for illustrative purposes only and are not necessarily indicative of what the Company’s financial position or results of operations would have been had the Skinny’s, Inc. acquisition been consummated on the dates indicated, nor are they necessarily indicative of what the Company’s financial position or results of operations will be in future periods.

	Year Ended	Year Ended
	December 31,	December 31,
	2006	2007
	(pro forma)	(pro forma)

Revenues
Motor fuel	$1,129,867	$1,063,408
Merchandise	221,067	249,440
Other, net	10,328	10,254

Total revenues	1,361,262	1,323,102
Cost of sales	1,253,131	1,192,605
Operating and selling expenses	99,458	106,122
Other expense	(7,447)	(5,562)
Tax expense	(466)	(7,098)

Net income	$760	$11,715

Good Times Acquisition

On July 3, 2006, the Company, through SCS, completed the purchase of 40 convenience stores from Good Time Stores, Inc. (“Good Times”) in El Paso, Texas. The purchase price for the 40 convenience stores acquired was $27,425 in cash.

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)
(Dollars in thousands, except as noted)

In conjunction with the Good Times acquisition, SCS completed a draw down of $50,000 under the Original Wachovia Credit Facility. Of this $50,000, $19,800 was used to finance the acquisition and $30,200 was used to refinance existing retail segment debt.

The acquisition has been accounted for under the purchase method of accounting. The purchase price has been allocated based on the fair values at the date of acquisition of the acquired business. This allocation has resulted in goodwill of $15,718. The results of Good Times have been included in the Combined Statements of Operations since the acquisition date. The purchase price was allocated as follows:

Current assets, net of unrestricted cash acquired	$2,693
Property, plant and equipment	5,014
Other assets	4,000
Goodwill	15,718

Total purchase price	$27,425

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired. The acquisition of Good Times was made to enhance the Company’s current operations and is expected to reduce costs through synergies with existing operations. For income tax purposes the goodwill associated with the Good Times acquisition is deductible over a period of 15 years.

Pro forma information for Good Times is not presented. The Company was not able to obtain the information for the first six months of 2006 from the former owner of Good Times. The Company believes Good Times’ results for the first six months of 2006 are not material to the Company’s overall results.

4.	Accounts and Short-term Notes Receivable, net

Accounts and short-term notes receivable consist of the following:

	December 31,
	2006	2007

Wholesale customers	$36,055	$36,012
Commissions, rebates, and trade	1,078	2,134
Credit cards	579	675
Allowance for doubtful accounts	(368)	(314)

Accounts receivable, net	$37,344	$38,507

Changes in the Company’s allowance for doubtful accounts for the fiscal years ended December 31, 2005, 2006 and 2007 are as follows:

	Year Ended
	December 31,
	2005	2006	2007

Balance at the beginning of year	$662	$264	$368
Provision for uncollectible accounts receivable	(391)	24	(65)
Accounts written off, net of recoveries	(7)	80	11

Balance at end of year	$264	$368	$314

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)
(Dollars in thousands, except as noted)

5.	Inventories

Inventories consist of the following:

	December 31,
	2006	2007

Merchandise	$11,791	$18,846
Fuel	3,186	8,055

Total inventories	$14,977	$26,901

6.	Property and Equipment, net

Property and equipment, net consist of the following:

	December 31,
	2006	2007

Land	$11,506	$22,303
Buildings and improvements	18,091	36,189
Equipment	49,124	73,774

	78,721	132,266

Less accumulated depreciation	(24,610)	(33,370)

Property and equipment, net	$54,111	$98,896

Depreciation expense on property and equipment was approximately $4,482, $5,293 and $8,757, for 2005, 2006 and 2007, respectively.

During 2005, the Company recorded a net loss of $55 on disposal of assets, which had a net book value of $55. During 2006, the Company recorded a net loss of $30 on disposal of assets, which had a net book value of $77. During 2007, the Company recorded a net gain of $68 on disposal of assets, which had a net book value of $447. Gains and losses are recorded in gain/(loss) on sale of assets in the combined statements of operations.

7.	Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired. The balances consist of the following:

	December 31,
	2006	2007

Good Times acquisition	$15,718	$15,718
Skinny’s, Inc. acquisition	—	34,538

Total goodwill	$15,718	$50,256

Allocation of the purchase price for Good Times was finalized during 2007, and the allocation of the purchase price for Skinny’s, Inc. will be finalized in 2008. All goodwill was allocated to the retail segment. Goodwill is not being amortized but is tested annually for impairment or more frequently if events and circumstances indicate the asset might be impaired. No impairment charges related to goodwill were recognized in 2005, 2006 or 2007.

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)
(Dollars in thousands, except as noted)

8.	Intangible Assets

Intangible assets consist of the following:

Area Licenses

SCS, the Company’s subsidiary, and 7-Eleven, Inc. (successor to the Southland Corporation) (“7-Eleven”) are parties to a perpetual Area License Agreement, which gives the Company a license to use, develop, operate, sub-license and franchise convenience stores under the “7-Eleven” trademark, service name and trade name in West Texas and a majority of the counties in New Mexico. Pursuant to this Area License Agreement, the Company is required to pay 7-Eleven a royalty fee based upon a percentage of the Company’s monthly gross merchandise sales generated from the convenience stores.

In 2000, Alon LP obtained an exclusive license to use the FINA name and related trademarks through July 2012 in connection with the distribution of motor fuels within Texas, Oklahoma, New Mexico, Arizona, Arkansas, Louisiana, Colorado and Utah. Upon effectiveness of an initial public offering, the Company plans to sub-license from Alon LP the right to use the FINA name and related trademarks to the Company.

Skinny’s owns five Subway franchise locations, four of which reside within convenience stores and one of which is a free-standing operation. In accordance with the franchise agreement, the Company pays royalty and advertising fees based on a percentage of sales in connection with these sites. The franchise agreement is for an initial 20-year term with perpetual renewal terms of an additional 20 years each. The franchise rights were determined not to be material based on a valuation performed at the time of the Skinny’s, Inc. acquisition. Therefore, the Company did not assign any value to the franchise rights.

On February 29, 2004, SCS sold 17 licenses for the sale of alcoholic beverages at 17 stores in New Mexico to SCS Beverage, a corporation treated as a pass-through entity that is wholly owned by Jeff D. Morris, Alon Energy’s President and Chief Executive Officer. Under rules and regulations of the New Mexico Alcohol and Gaming Division, a holder of a license to sell alcoholic beverages in New Mexico must provide substantial documentation in the application for and annual renewal of the license, including detailed questionnaires and fingerprints of the officers and directors of each entity beneficially owning 10% or more of the holder of the license. SCS engaged in this transaction to expedite the process of renewing the licenses by limiting the required disclosures to one individual stockholder. The purchase price paid by SCS Beverage consisted of approximately $2.6 million for the 17 licenses and approximately $0.2 million for the inventory of alcoholic beverages on the closing date. The purchase price was paid by SCS Beverage issuing to SCS a demand promissory note in the amount of $2.8 million. The demand note is payable solely by transferring the licenses and inventory existing at the time of payment back to SCS. The demand note is secured by a pledge of the licenses and the inventory and a pledge of 100% of the stock of SCS Beverage. Pursuant to the purchase and sale agreement, SCS Beverage granted SCS an option to re-acquire the licenses at any time at a purchase price equal to the same purchase price paid by SCS Beverage to acquire the licenses.

As the holder of the New Mexico licenses, SCS Beverage is the only party entitled to purchase alcoholic beverages to be sold at the locations covered by the licenses and to receive revenues from the sale of alcoholic beverages at those locations. Simultaneously with the transfer of the licenses, SCS Beverage entered into a premises lease with SCS to lease space at each of the locations covered by the licenses for the purpose of conducting the alcoholic beverages concessions. To date, the profits realized by SCS Beverage from the sale of alcoholic beverages at these locations have not exceeded lease payments by SCS Beverage to SCS and it anticipates that this will continue to be the case in the future. As a result, Mr. Morris has not received any economic benefit from the ownership of SCS Beverage, and SCS does not anticipate that Mr. Morris will derive any economic benefit from his ownership of SCS Beverage in the future. The operations of SCS Beverage are included in the combined financial statements of the Company.

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)
(Dollars in thousands, except as noted)

The Company does not amortize these licenses as they are perpetually renewed at the option of SCS Beverage. In addition, the number of licenses issued is strictly controlled by the state, generally resulting in annual appreciation in the value of the outstanding licenses. However, this intangible is tested for impairment annually.

Area licenses consist of the following:

	December 31,
	2006	2007

7-Eleven perpetual license agreement	$787	$787
New Mexico liquor licenses	2,642	2,642

Total Area Licenses	$3,429	$3,429

Other Intangibles

The Company has finite-lived intangible assets recorded that are amortized in accordance with SFAS 142. These assets consist of favorable leasehold arrangements, brand image enhancement and a non-compete covenant, all of which are amortized over the respective lives of the agreements or over the period of time the assets are expected to contribute directly or indirectly to the Company’s future cash flows. Favorable leasehold arrangements are being amortized over the remaining life of the lease. Brand image enhancements constitute expenditures to improve the curb appeal and general appearance of FINA-branded convenience stores thereby improving the image of the FINA brand as a whole, which are expected to result in increased motor fuel and merchandise sales. Brand image enhancement expenditures are amortized over a five year period. The non-compete covenant is amortized over the life of the agreement. The following table presents the gross carrying amount and accumulated amortization for each major class of finite-lived intangible assets at December 31, 2006 and 2007:

	December 31,
	2006	2007

Favorable leasehold cost	$4,000	$4,000
Less accumulated amortization	(226)	(704)

Net favorable leasehold cost	3,774	3,296

Brand image enhancement	11,058	11,692
Less accumulated amortization	(8,467)	(9,157)

Net brand image enhancement	2,591	2,535

Non-compete agreement	—	827
Less accumulated amortization	—	(138)

Net non-compete agreement	—	689

Other intangible assets, net	$6,365	$6,520

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)
(Dollars in thousands, except as noted)

Total amortization expense from finite-lived intangibles for 2005, 2006 and 2007 was $493, $851 and $1,400, respectively. The following table presents the Company’s estimate of amortization includable in amortization expense and interest expense for each of the five succeeding fiscal years for finite-lived intangibles as of December 31, 2007:

Year Ended	Amortization

December 31, 2008	$1,445
December 31, 2009	1,445
December 31, 2010	1,307
December 31, 2011	1,169
December 31, 2012	1,169

9.	Accounts Payable

Accounts payable include account balances due to trade vendors and other parties, including affiliated companies, as follows:

	December 31,
	2006	2007

Wholesale trade vendors	$162	$468
Retail trade vendors	4,566	6,193
Due to state lotteries	540	944
Short-term advances due affiliates	8,614	1,623

Total accounts payable	$13,882	$9,228

10.	Accrued Liabilities and Expenses

Accrued liabilities and expenses consist of the following:

	December 31,
	2006	2007

Federal and state motor fuel taxes	$9,116	$7,595
Property and sales taxes	2,504	2,610
Payroll and employee benefits	1,392	2,244
Reserves — workers compensation, general liability and other insurance	539	605
Reserves — environmental, short-term	73	76
Interest payable	304	498
Royalties, rent overrides, and other accrued expenses	4,062	5,790
Reserves — other	—	45

Total	$17,990	$19,463

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)
(Dollars in thousands, except as noted)

11.	Notes Payable and Capital Lease Obligation

The following table sets forth the Company’s notes payable:

	December 31,
	2006	2007

Wachovia Credit Facility
Term loan	$29,833	$92,361
Revolving loan	20,000	—
Other retail credit facilities	911	847

Total	50,744	93,208
Less current portion	(2,077)	(6,625)

Total notes payable	$48,667	$86,583

Wachovia Credit Facility

On June 6, 2006, SCS entered into a credit agreement with Wachovia Bank, N.A. (the “Original Wachovia Credit Facility”). Borrowings under the Original Wachovia Credit Facility were available in the form of (i) a term loan commitment in an aggregate principal amount of $30,000 maturing on June 30, 2016 and (ii) a revolving credit commitment (available in the form of revolving loans and letters of credit) in an aggregate principal amount of $20,000 maturing on June 30, 2009. On July 3, 2006, SCS borrowed $50,000 of which $30,200 was used to refinance existing debt and approximately $19,800 was used to finance the acquisition of Good Times. At December 31, 2006, the outstanding balances were $29,833 in the form of a term loan and $20,000 in the form of a revolving loan.

Borrowings under the Original Wachovia Credit Facility bore interest at a Eurodollar rate plus 1.5% per annum. Principal payments of term loan borrowings under the credit facility were paid in monthly installments based on a 15-year amortization term.

On June 29, 2007, SCS entered into an amended and restated credit agreement (the “Amended Wachovia Credit Facility”) by and among SCS, as borrower, the lender party thereto and Wachovia Bank, N.A. (“Wachovia”), as Administrative Agent. The Amended Wachovia Credit Facility amends and restates the Original Wachovia Credit Facility.

Prior to the amendment, $48,833 was outstanding under the Original Wachovia Credit Facility, consisting of a $28,833 term loan and a $20,000 revolving credit loan. In connection with the Skinny’s, Inc. acquisition, SCS converted the existing revolving credit loan of $20,000 to a term loan and drew down an additional $46,167 under the Amended Wachovia Credit Facility. This amount, and all previously outstanding amounts, was combined into a $95,000 term loan.

Substantially all of the assets of Skinny’s and SCS and each of their subsidiaries are pledged as security for the obligations under the Amended Wachovia Credit Facility, including cash, accounts receivable and inventory.

Borrowings under the Amended Wachovia Credit Facility bear interest at a Eurodollar rate plus 1.5% per annum (6.345% at December 31, 2007). Principal payments under the Amended Wachovia Credit Facility began August 1, 2007 with monthly installments based on a 15-year amortization term. At December 31, 2007, $92,361 was outstanding under the Amended Wachovia Credit Facility and there were no further amounts available for borrowing.

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)
(Dollars in thousands, except as noted)

Obligations under the Amended Wachovia Credit Facility are jointly and severally guaranteed by Alon Energy, the Company, Skinny’s and its subsidiaries and all of the subsidiaries of SCS. The Amended Wachovia Credit Facility includes a financial covenant that requires SCS to maintain a ratio of total consolidated EBITDA (as defined in the Amended Wachovia Credit Facility) less cash income tax expense to total consolidated scheduled principal payments of indebtedness plus interest expense, as of the end of each fiscal year, of not less than 1.25 to 1.0. Compliance with this covenant is determined in the manner specified in the Amended Wachovia Credit Facility; however, a failure to maintain the minimum ratio will be waived if Alon Energy shall have maintained a ratio of at least 1.25 to 1.0 during the same fiscal year. Consolidated EBITDA under the Amended Wachovia Credit Facility represents net income plus depreciation, amortization, taxes, interest expense and minority interest less gain on disposition of assets and other adjustments.

The Amended Wachovia Credit Facility also contains customary restrictive covenants on activities, such as restriction on liens, mergers, consolidations, sales of assets, additional indebtedness, investments, certain lease obligations and certain restricted payments. At December 31, 2006 and 2007, the Company was in compliance with all restrictive covenants.

Other Retail Credit Facilities

In 2003, SCS obtained $1,545 in mortgage loans to finance the acquisition of new retail locations. The interest rates on these loans ranged between 5.5% and 9.7% with 5 to 15 year payment terms. At December 31, 2006 and 2007, the outstanding balances were $911 and $847, respectively.

On July 3, 2006, SCS made a payment of approximately $30,200 in satisfaction of its outstanding borrowings under certain retail loans, including approximately $600 in prepayment premiums, which are included in interest expense.

Capital Lease Obligation

SCS is a party to a master lease agreement dated April 15, 2005 for the purpose of financing certain retail equipment. On September 1, 2007, SCS executed the first amendment to the master lease agreement for $172 and recorded $167 of equipment. The lease is amortized over sixty months. At the termination of the lease, the lessor will transfer title for an amount equal to one dollar. The lease is secured by the equipment and a continuing guaranty by the Company. The balance due as of December 31, 2007, totaled $157 of which $29 is included in current portion of long-term debt. The net book value of the leased equipment was $151, net of accumulated depreciation of $16, at December 31, 2007.

Maturity of Notes Payable and Capital Lease Obligation

The aggregate maturities of notes payable and capital lease obligation for each of the five years subsequent to December 31, 2007 are as follows:

		Capital Lease
Year Ended	Notes Payable	Obligation	Total

December 31, 2008	$6,625	$29	$6,654
December 31, 2009	6,627	30	6,657
December 31, 2010	6,502	32	6,534
December 31, 2011	6,369	34	6,403
December 31, 2012	6,373	32	6,405
Thereafter	61,111	—	61,111

Total	$93,607	$157	$93,764

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)
(Dollars in thousands, except as noted)

Capitalized Loan Costs

In connection with the refinancing of debt in 2006 with the Original Wachovia Credit Facility, the Company wrote off unamortized loan costs of $2,116 to interest expense. There were no such write offs in 2005 or 2007. At December 31, 2006 and 2007, the Company did not have any capitalized loan costs.

12.	Derivative Financial Instruments

The Company selectively utilizes interest rate related derivative instruments to manage its exposure to floating rate debt instruments by entering into interest rate swap agreements to manage its floating to fixed rate position by converting certain floating-rate debt to fixed-rate debt.

On October 1, 2007, SCS entered into an interest rate swap agreement with Wachovia in the notional amount of $50,000. The interest rate swap was accounted for as a cash flow hedge. To designate a derivative as a cash flow hedge, the Company documents at the hedge’s inception the assessment that the derivative will be highly effective in offsetting expected changes in cash flows from the item hedged. This assessment, which is updated at least quarterly, is generally based on the most recent relevant historical correlation between the derivative and the item hedged. If, during the derivative’s term, the hedge is determined to be no longer highly effective, hedge accounting is prospectively discontinued and any remaining unrealized gains or losses, based on the effective portion of the derivative at that date, are reclassified to earnings as interest expense.

For the year ended December 31, 2007, there was no hedge ineffectiveness recognized in income. No component of the derivative instrument gains or losses was excluded from the assessment of hedge effectiveness.

For cash flow hedges, gains and losses reported in accumulated other comprehensive income in the Combined Statement of Member’s Interest are reclassified into interest expense when the forecasted transactions affect income. During the year ended December 31, 2007, the Company recognized in accumulated other comprehensive income unrealized after-tax losses of $1,272 for the fair value measurement of the interest rate swap. For the year ended December 31, 2007, there were no amounts reclassified from accumulated other comprehensive income into interest expense. At December 31, 2007, the fair market value of the interest rate swap was ($1,272) and is recorded in other non-current liabilities on the Company’s Combined Balance Sheets.

There were no interest rate swap agreements during the years ended December 31, 2005 and 2006.

13.	Asset Retirement Obligation

The Company recorded an asset retirement obligation for the estimated future cost to remove underground storage tanks. The liability has been discounted using a credit-adjusted risk-free rate of approximately 7%. Revisions to the liability could occur due to changes in tank removal costs, tank useful lives or if federal or

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)
(Dollars in thousands, except as noted)

state regulators enact new guidance on the removal of such tanks. The following table presents the changes in the carrying amount of asset retirement obligations for the years ended December 31, 2006 and 2007:

	Year Ended
	December 31,
	2006	2007

Balance at beginning of year	$1,003	$1,402
Liabilities assumed (on acquisitions)	338	837
Revisions in estimated cash flows related to changes in credit-adjusted risk-free rates	—	(52)
Accretion expense	61	88

Balance at end of year	$1,402	$2,275

14.	Benefit Plans

Alon Energy has a defined benefit pension plan covering substantially all of the employees of the wholesale marketing segment. The benefits are based on years of service and the employee’s final average monthly compensation. Alon Energy’s funding policy is to contribute annually not less than the minimum required nor more than the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those benefits expected to be earned in the future. Alon Energy bears all the costs associated with this defined benefit pension plan. The costs for the wholesale marketing segment employees are not material; therefore, Alon Energy did not allocate any of these costs to the Company. The wholesale marketing segment employees will transfer to the Company and cease to participate in the Alon Energy benefit plan upon effectiveness of the initial public offering. The employees will retain their benefits accrued to the effective date of an initial public offering and will cease to accrue any additional benefits after that date.

The Company has an unfunded defined benefit pension plan for an executive of the retail segment. The benefits are based on years of service and the employee’s final average monthly compensation. The following table sets forth the plan’s benefit obligations at December 31, 2006 and 2007:

	December 31,
	2006	2007

Change in benefit obligation:
Projected benefit obligation at beginning of year	$148	$210
Service cost	35	60
Interest cost	9	12
Actuarial loss	56	(17)
Other	(38)	—

Projected benefit obligation at end of year	$210	$265

The (income)/expense recognized during the years ended December 31, 2005, 2006 and 2007 was $45, $72 and $369, respectively.

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)
(Dollars in thousands, except as noted)

The following table sets forth the status of the plan and the amounts recognized in the Company’s consolidated balance sheets at December 31, 2006 and 2007:

	December 31,
	2006	2007

Projected benefit obligation	$(210)	$(265)
Other	(17)	—

Accrued pension cost, included in other non-current liabilities	$(227)	(265)

The weighted average discount rates used in determining the actuarial present value of the projected benefit obligation were 6.00% and 5.75%, respectively, at March 31, 2006 and 2007. The rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 4.5% for both March 31, 2006 and 2007. The calculations also assume retirement at age 60.

The following table provides the components of net benefit cost:

	Year Ended December 31,
	2006	2007

Service cost	$35	$60
Interest cost	9	12
Expected return on plan assets	—	—
Amortization of net loss	—	8
Amortization of prior service cost	63	29

Net periodic benefit cost	$107	$109

The following table provides the amounts in accumulated other comprehensive income (loss) expected to be recognized as components of net periodic benefit costs during 2008:

Service cost	$62
Interest cost	17
Expected return on plan assets	—
Amortization of net loss	2
Amortization of prior service credit	(8)

Net periodic benefit cost	$73

The Company expects benefit payments of $0 in 2008, $280 in 2009, $0 in 2010, $0 in 2011, $0 in 2012 and $400 for years 2013 — 2017. The Company does not anticipate making a contribution to the plan in 2008.

The Company sponsors a 401(k) plan in which employees of the retail segment may participate by contributing up to 50% of their pay after completing one year of service. The Company matches from 25% to 75% of the employee’s contribution, depending on the employee’s years of service. This match is limited to 6% of employee pay with full vesting of matching and contributions occurring after five years of service. The Company’s contributions for the years ended December 31, 2005, 2006 and 2007 was $136, $125 and $158, respectively.

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)
(Dollars in thousands, except as noted)

15.	Related-Party Transactions

Purchases

The wholesale marketing segment purchased substantially all of its motor fuel from Alon LP during the years ended December 31, 2005, 2006, and 2007.

For the years ended December 31, 2005, 2006, and 2007, Alon Energy allocated $4,958, $4,230 and $4,100, respectively, for shared services and agreed upon administrative costs and expenses. As a result, as of December 31, 2006 and 2007, we owed $8,614 and $1,623, respectively, to Alon Energy.

16.	Commitments and Contingencies

(a)	Major Suppliers

For the year ended December 31, 2007, Alon LP furnished virtually all of the Company’s fuel and McLane Company, Inc. provided approximately 50% of its merchandise. The Company’s supply agreement with McLane Company, Inc. expires in December 2011.

(b)	Claims and Lawsuits

The Company is currently a defendant in a wrongful death lawsuit. The plaintiffs’ initial pleading indicated their claim is for an amount in excess of $10,000. The lawsuit is currently in the discovery phase. The potential outcome of this matter and the range of loss contingencies cannot be reasonably estimated by management. The Company intends to vigorously contest the matter.

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position of the Company.

(c)	Lease Obligations

At December 31, 2007, the Company was leasing 159 stores and other administrative and district office properties under long-term operating leases with third parties. Certain properties require additional rent in excess of base amounts calculated as a percentage of store sales, less certain expenses. For the year ended December 31, 2005, 2006 and 2007, third party lease expense totaled approximately $2,890, $3,873, and $5,980, respectively. For the years ended December 31, 2005, 2006, and 2007, included in lease expense was $68, $87, and $133, respectively, for rent based on a percentage of store sales.

Future minimum lease payments for operating leases are as follows:

Year Ended	Amount

December 31, 2008	$5,507
December 31, 2009	4,978
December 31, 2010	4,481
December 31, 2011	3,939
December 31, 2012	3,638
Thereafter	41,187

Total	$63,730

Certain property used in the Company’s business is leased under operating leases. Generally, real estate leases are for primary terms of ten to twenty years and include renewal provisions at the option of the lessee.

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)
(Dollars in thousands, except as noted)

Certain leases provide for contingent rentals based upon a percentage of gross receipts, as well as payment of real estate taxes, insurance and maintenance. Certain leases contain rent escalation clauses.

(d)	Royalty Fees

Pursuant to the Area License Agreement with 7-Eleven and five Subway site licenses, the Company is required to pay royalty and/or advertising fees based upon a percentage of related product sales. Total royalty fees expensed for the years ended December 31, 2005, 2006, and 2007, totaled $1,907, $2,213, and $2,900, respectively.

(e)	Letters of Credit

Alon Energy has a letter of credit expiring September 9, 2009 for $2,510 issued to Ace American Insurance Company for the purpose of prior workers’ compensation claims. There are no specific claims related to Alon Brands. Alon Energy has an additional letter of credit expiring July 31, 2009 for $480 issued to Kemper Indemnity Insurance Company for environmental claims related to SCS. In the event that these letters of credit are drawn in respect of their claims, the Company will have an indemnification obligation to Alon Energy for such amounts.

(f)	Environmental Remediation

The Company is subject to loss contingencies pursuant to federal, state and local environmental laws and regulations. These rules regulate the discharge of materials into the environment and may require the Company to incur future obligations to investigate the effects of the release at various sites; to remediate or restore these sites; to compensate others for damage to property and natural resources and for remediation and restoration costs. These possible obligations relate to sites owned or leased and are associated with past or present operations. Alon Brands is currently participating in environmental investigations, assessments and cleanups under these regulations at six retail sites. The magnitude of future costs will depend on factors such as the unknown nature and contamination at many sites, the unknown timing, extent and method of the remedial actions that may be required and the determination of the Company’s liability in proportion to other responsible parties.

Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefit are expensed. Liabilities for expenditures of a non-capital nature are recorded when environmental assessment and/or remediation is probable and the costs can be reasonably estimated. Substantially all amounts accrued are expected to be paid out over the next five to ten years. The level of future expenditures for environmental remediation obligations is impossible to determine with any degree of reliability.

The Company has accrued environmental remediation obligations of $73 at December 31, 2006, and $76 at December 31, 2007. In accordance with SFAS 143, the Company also accrues its costs to retire underground storage tanks. See Note 13.

Total remediation cost expensed, netted against state reimbursement programs or third party insurance providers, for the years ended December 31, 2005, 2006, and 2007, totaled $407, $328, and $434, respectively. These costs consist primarily of recurring tank inspection and testing expenditures.

The Company believes it has adequately provided for its environmental exposures with the accruals referred to above. These liabilities have not been reduced by potential future recoveries from third parties. Environmental liabilities are difficult to assess and estimate due to unknown factors such as the timing and extent of remediation, the determination of the obligation in proportion to other parties, improvements in remediation technologies and the extent to which environmental laws and regulations may change in the

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)
(Dollars in thousands, except as noted)

future. However, it is reasonably possible the Company will have to adjust the amount of its environmental accruals in the future as additional information becomes available.

(g)	Self-Insurance

The Company is partially self-insured for its general liability, worker’s compensation and employee health insurance. The Company maintains insurance coverage at levels that are customary and consistent with industry standards for companies of similar size. The Company is a nonsubscriber under the Texas Workers’ Compensation Act and maintains an ERISA-based employee injury plan, which is partially self-insured. As of December 31, 2007, there are a number of outstanding claims that are of a routine nature. The estimated incurred but unpaid liabilities relating to these claims are included in other accrued expenses. Additionally, there are open claims under previous policies that have not been resolved as of December 31, 2007. While the ultimate outcome of these claims cannot presently be determined, management believes the accrued liability of $222, combined with Alon Energy’s $2,510 letter of credit issued by Ace American Insurance Company, which covers all Alon Energy operations, will be sufficient to cover the related liability and that the ultimate disposition of these claims will not have a material effect on the Company’s financial position and results of operations. However, it is reasonably possible the Company will have to adjust the amount of its self-insurance accruals in the future as additional information becomes available.

17.	Income Taxes

Components of the Company’s income tax expense (benefit) for the years ended December 31, 2005, 2006 and 2007 are as follows:

	Year Ended December 31,
	2005	2006	2007

Current Income Tax
Federal	$(26)	$52	$1,749
State	75	53	1,052

Total current income tax	49	105	2,801
Deferred Income Tax
Federal	(4,898)	1,197	4,683
State	(191)	34	59

Total deferred income tax	(5,089)	1,231	4,742

Income tax expense (benefit)	$(5,040)	$1,336	$7,543

A reconciliation between the income tax expense (benefit) computed on pretax income at the statutory federal rate and the actual expense (benefit) for income taxes is as follows:

	Year Ended December 31,
	2005	2006	2007

Computed expected tax expense (benefit)	$(4,997)	$1,238	$6,799
State and local income taxes, net of federal benefits	(76)	57	722
Other, net	33	41	22

Income tax expense (benefit)	$(5,040)	1,336	$7,543

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)
(Dollars in thousands, except as noted)

Components of deferred tax assets and liabilities are as follows:

	December 31,
	2006	2007

Deferred income tax assets:
Allowance for doubtful accounts	$134	$114
Net operating loss	3,570	19
Interest rate swap	—	415
Pension liability	97	—
Other	73	15

Deferred income tax assets	$3,874	$563

Deferred income tax liabilities:
Pension liability	$—	$53
Property and equipment	5,960	6,398
Intangible assets	155	829

Deferred income tax liabilities	$6,115	$7,280

Uncertain Tax Positions

It is the Company’s policy to recognize interest and penalties related to uncertain tax positions in general and administrative expense. The Company files a consolidated income tax return in the U.S. federal jurisdiction, Texas, Oklahoma, Louisiana and New Mexico. Tax years 2005 through 2007 remain open for audit.

No adjustments have been recorded to the balance of unrecognized tax benefits, and therefore no balance exists at December 31, 2007, as all tax positions are considered highly certain. There are no positions the Company reasonably anticipates will significantly increase or decrease within 12 months of the reporting date.

18.	Net Parent Investment

The net parent investment represents a net balance reflecting Alon Energy’s initial investment in the Company and subsequent adjustments resulting from operations and various transactions between the Company and Alon Energy and its subsidiaries. The balance is the result of the Company’s participation in Alon Energy’s centralized cash management program under which all the Company’s cash receipts are remitted to and all cash disbursements are funded by Alon Energy and its subsidiaries. Other transactions affecting the net parent investment include general and administrative expenses incurred by Alon Energy and its subsidiaries and allocated to and expensed by the Company. There are no terms of settlement or interest charges associated with the net parent investment balance.

19.	Segment Reporting

The Company’s two primary operating segments described below adhere to the accounting policies used for the Company’s combined financial statements as described in Note 2. The reportable operating segments are strategic business units that offer different products and services. The segments are managed separately as each segment requires unique technology, marketing strategies and distinct operational emphasis. Each operating segment’s performance is primarily evaluated on operating income.

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)
(Dollars in thousands, except as noted)

Retail

The retail segment operates more than 300 convenience stores located in Central and West Texas and New Mexico. Substantially all of the convenience stores are branded 7-Eleven under a perpetual area license agreement between SCS and 7-Eleven and typically offer food and beverage products and various grades of FINA-branded motor fuels to the general public.

The retail stores also offer general merchandise and convenience services, such as ATMs, lottery tickets, money orders, prepaid telephone cards and gift cards.

Wholesale Marketing

The wholesale marketing segment markets motor fuels through a network of distributors serving approximately 1,080 FINA branded outlets, including approximately 300 Company-owned retail convenience stores. The FINA brand is a recognized trade name in the Southwestern and South Central United States, where motor fuels have been marketed under the FINA brand name since 1963. The Company, through an agreement with its parent, has an exclusive license through July 2012 to use the FINA name and related trademarks in connection with the production and sale (including resale by distributors) of motor fuels within Texas, Oklahoma, New Mexico, Arizona, Arkansas, Louisiana, Colorado and Utah. Prior to the expiration of the license, the Company intends to review its alternatives for branding fuels, including requesting that its parent seek to extend its license with FINA or developing its own brand.

The wholesale segment also provides its network of FINA-branded customers with payment card processing services and other fuel-related marketing programs.

These two segments are reviewed on a regular basis by the Company’s chief operating decision maker. All of the Company’s operations are in the United States and no customers are individually material to the Company’s operations.

	Business Segments
			Wholesale
	Corporate	Retail	Marketing	Eliminations	Combined

Year Ended December 31, 2005
Net sales to customers	$—	$326,577	$977,756	$(144,320)	$1,160,013
Cost of sales	—	(268,759)	(982,067)	143,966	(1,106,860)

Gross profit	—	57,818	(4,311)	(354)	53,153
Operating and selling expenses	—	(50,167)	(8,855)	354	(58,668)
Depreciation, amortization and accretion	—	(4,136)	(890)	—	(5,026)

Operating income (loss)	—	3,515	(14,056)	—	(10,541)
Interest expense	—	(3,915)	—	67	(3,848)
Other income (expense)	67	(19)	132	(67)	113
Income tax expense (benefit)	(5,040)	—	—	—	(5,040)

Net income (loss)	$5,107	$(419)	$(13,924)	$—	$(9,236)

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)
(Dollars in thousands, except as noted)

	Business Segments
			Wholesale
	Corporate	Retail	Marketing	Eliminations	Combined

Year Ended December 31, 2006
Net sales to customers	$—	$351,179	$1,055,820	$(142,406)	$1,264,593
Cost of sales	—	(287,870)	(1,039,066)	142,005	(1,184,931)

Gross profit	—	63,309	16,754	(401)	79,662
Operating and selling expenses	—	(56,559)	(8,098)	401	(64,256)
Depreciation, amortization and accretion	—	(5,040)	(1,165)	—	(6,205)

Operating income	—	1,710	7,491	—	9,201
Interest expense	—	(5,931)	—	67	(5,864)
Other income (expense)	67	103	96	(67)	199
Income tax expense (benefit)	1,336	—	—	—	1,336

Net income (loss)	$(1,269)	$(4,118)	$7,587	$—	$2,200

Total assets	$24,296	$95,424	$46,746	$(25,001)	$141,465
Total liabilities	$7,587	$75,739	$14,108	$(6,464)	$90,970
Capital expenditures	$—	$9,752	$1,150	$—	$10,902

	Business Segments
			Wholesale
	Corporate	Retail	Marketing	Eliminations	Combined

Year Ended December 31, 2007
Net sales to customers	$—	$480,094	$991,890	$(197,468)	$1,274,516
Cost of sales	—	(392,128)	(962,985)	196,853	(1,158,260)

Gross profit	—	87,966	28,905	(615)	116,256
Operating and selling expenses	—	(76,257)	(6,291)	615	(81,933)
Depreciation, amortization and accretion	—	(8,794)	(1,451)	—	(10,245)

Operating income	—	2,915	21,163	—	24,078
Interest expense	—	(5,269)	—	67	(5,202)
Other income (expense)	67	463	89	(67)	552
Income tax expense (benefit)	7,543	—	—	—	7,543

Net income (loss)	$(7,476)	$(1,891)	$21,252	$—	$11,885

Total assets	$107,208	$194,528	$51,196	$(115,917)	$237,015
Total liabilities	$11,340	$122,259	$13,731	$(10,995)	$136,335
Capital expenditures	$—	$10,248	$779	$—	$11,027

20.	Quarterly Results of Operations (unaudited)

The Company’s gross profit and related net income fluctuates with the prices of wholesale and retail motor fuels. During periods of price increases, gross profit and net income are negatively impacted. The opposite is true for periods when prices are decreasing. During 2006, the prices of motor fuels increased during the first three quarters of the year and decreased in the fourth quarter. In 2007, the prices of motor

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)
(Dollars in thousands, except as noted)

fuels increased in the first and fourth quarters and decreased in the second and third quarters. There are no material seasonal fluctuations in motor fuels sales volumes.

Selected financial data by quarter is set forth in the table below:

	Quarters
	First	Second	Third	Fourth	Full Year

2006
Net sales	$281,714	$360,417	$349,615	$272,847	$1,264,593
Operating income	(1,678)	2,265	9,913	(1,299)	9,201
Net income	(1,570)	984	4,166	(1,380)	2,200
2007
Net sales	$259,393	$344,192	$344,425	$326,506	$1,274,516
Operating income	880	9,600	12,330	1,268	24,078
Net income	(33)	5,425	6,515	(22)	11,885

Alon Brands, Inc. and Affiliates

Condensed Combined Balance Sheets
(Unaudited, in thousands)

	December 31,	June 30,
	2007	2008

ASSETS
Current Assets
Cash and cash equivalents	$10,378	$5,602
Accounts and short-term notes receivable, net of allowance for doubtful accounts	38,507	46,675
Inventories	26,901	27,900
Deferred income tax assets	148	2,986
Prepaid expenses and other current assets	1,153	2,058

Total Current Assets	77,087	85,221

Property and Equipment, net	98,896	94,181

Other Non-Current Assets
Goodwill	50,256	50,450
Intangible assets, net	9,949	9,257
Other assets	827	1,552

Net Other Non-Current Assets	61,032	61,259

Total Assets	$237,015	$240,661

LIABILITIES AND MEMBER’S INTEREST AND EQUITY
Current Liabilities
Current portion of notes payable and capital lease obligation	$6,654	$6,635
Accounts payable	7,605	11,281
Accounts payable, affiliates	1,623	1,451
Income taxes payable	2,954	295
Accrued liabilities and expenses	19,463	11,528

Total Current Liabilities	38,299	31,190

Long-Term Liabilities
Notes payable	86,583	83,795
Capital lease obligation	128	114
Deferred income tax liability	6,865	7,838
Other non-current liabilities	4,460	4,112

Total Liabilities	145,356	127,049

Commitments and Contingencies
Member’s Interest and Equity
Net parent investment	94,706	111,322
Accumulated other comprehensive loss	(747)	(728)
Retained earnings	6,721	3,018

Total Member’s Interest and Equity	100,680	113,612

Total Liabilities and Member’s Interest and Equity	$246,036	$240,661

The accompanying notes are an integral part of these condensed combined financial statements.

Alon Brands, Inc. and Affiliates

Condensed Combined Statements of Operations
(Unaudited, in thousands)

	Six Months Ended
	June 30,
	2007	2008

Revenues
Motor fuel	$512,667	$561,780
Merchandise	86,206	124,807
Other, net	4,003	4,322

Total Revenues	602,876	690,909

Cost of Sales
Motor fuel	491,606	551,814
Merchandise, net	62,600	88,779

Total Cost of Sales	554,206	640,593

Gross Profit	48,670	50,316

Operating and Selling Expenses
Personnel costs, taxes and benefits	16,511	22,512
Leases and utilities	5,943	8,060
Royalties	1,235	1,523
Other operating, selling and administrative	10,918	14,166
Depreciation, amortization and accretion	3,580	6,898

Total Operating and Selling Expenses	38,187	53,159

Operating Income (Loss)	10,483	(2,843)

Other Income (Expense)
Interest expense	(1,842)	(2,683)
Interest income	12	16
Rental and other income	112	258
Gain (loss) on sale of assets	49	(21)

Total Other Expense	(1,669)	(2,430)

Income (Loss) Before Income Taxes	8,814	(5,273)

Income Tax Expense (Benefit)	3,364	(1,570)

Net Income (Loss)	$5,450	$(3,703)

The accompanying notes are an integral part of these condensed combined financial statements.

Alon Brands, Inc. and Affiliates

Condensed Combined Statement of Member’s Interest and Equity
(Unaudited, in thousands)

		Accumulated
	Net	Other
	Parent	Comprehensive	Retained
	Investment	Loss	Earnings	Total

Balance, December 31, 2007	94,706	(747)	6,721	100,680
Net advance from parent	16,616	—	—	16,616
Net loss	—	—	(3,703)	(3,703)
Other comprehensive income
Mark to market on interest rate hedge	—	19	—	19
Total comprehensive loss	—	—	—	(3,684)

Balance, June 30, 2008	$111,322	$(728)	$3,018	$113,612

The accompanying notes are an integral part of this condensed combined financial statement.

Alon Brands, Inc. and Affiliates

Condensed Combined Statements of Cash Flows
(Unaudited, in thousands, except as noted)

	Six Months
	Ended June 30,
	2007	2008

Cash flows from operating activities
Net income (loss)	$5,450	$(3,703)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Depreciation, amortization and accretion	3,580	6,898
Deferred income taxes	2,945	(1,865)
Changes in operating assets and liabilities, net of effects of acquisitions
Accounts and short-term notes receivable	(6,859)	(8,185)
Inventories	(6,256)	(1,000)
Prepaid expenses and other current assets	(342)	(904)
Other non-current assets	52	(725)
Accounts payable	(4,328)	3,676
Accounts payable, affiliates, net	3,749	(155)
Income tax payable	265	(2,659)
Accrued liabilities and expenses	(3,803)	(7,936)
Other non-current liabilities	(41)	(544)

Net cash used in operating activities	(5,588)	(17,102)

Cash flows from investing activities
Purchase of property and equipment	(1,996)	(1,396)
Cash used in business acquisitions, net of cash acquired of $11,108 and $0, respectively	(77,186)	—
Expenditures for brand image enhancement	(55)	(73)

Net cash used in investing activities	(79,237)	(1,469)

Cash flows from financing activities
Proceeds from issuance of notes payable	46,167	—
Payments on notes payable	(625)	(2,806)
Payments on capital lease obligation	—	(15)
Proceeds from parent investment, net	48,557	16,616

Net cash provided by financing activities	94,099	13,795

Net increase (decrease) in cash	9,274	(4,776)

Cash and cash equivalents, beginning of period	4,647	10,378

Cash and cash equivalents, end of period	$13,921	$5,602

Supplemental disclosure of cash flow information
Interest paid	1,886	1,954
Income taxes paid	80	—

The accompanying notes are an integral part of these condensed combined financial statements.

Alon Brands, Inc. and Affiliates

Notes to Condensed Combined Financial Statements
(Unaudited, dollars in thousands, except as noted)

1.	Organization and Nature of Business

Alon USA Interests, LLC (“Alon Interests”) is a Texas limited liability company and an indirect subsidiary of Alon USA Energy, Inc. (NYSE: ALJ) (“Alon Energy”), a publicly-traded refiner and marketer of petroleum products.

Alon Energy announced its intention to conduct an initial public offering of its retail and branded marketing business. In November 2008 Alon Interests was converted into a Delaware corporation and changed its name to Alon Brands, Inc. Simultaneous with the effectiveness of the registration statement, Alon Energy intends to “carve out” and cause the assets and liabilities associated with its branded wholesale marketing business, operated by Alon USA, LP (“Alon LP”), to be contributed to Alon Marketing, LLC (“Alon Marketing”), a newly-formed Delaware limited liability company. Alon LP is the direct parent of Alon Brands. Immediately prior to the closing of the initial public offering, the equity interest in Alon Marketing will be contributed to Alon Brands. Hereinafter Alon Brands, Inc., its subsidiaries and affiliates and Alon Marketing and SCS Beverage, Inc. are collectively referred to as “Alon Brands” or the “Company.”

The Company conducts its business in two primary business segments, wholesale marketing and retail. The wholesale marketing segment markets motor fuels through a network of approximately 1,080 locations under the FINA brand name, including 297 of the convenience stores operated by Alon Brands’ retail segment. Substantially all of the motor fuel marketed is delivered through Alon Energy’s physically integrated system (a distribution network of pipelines and terminals that are either owned or accessed through leases or long-term throughput agreements) after being produced at Alon Energy’s Big Spring, Texas refinery. This segment also provides its network of FINA-branded customers with payment card processing services and other fuel-related marketing programs.

The retail segment operates 306 convenience stores located in Central and West Texas and New Mexico. These convenience stores typically offer various grades of motor fuel, general merchandise and food and beverage products to the general public, primarily under the 7-Eleven and FINA brand names. Substantially all of the motor fuels sold through the retail segment are purchased from Alon Marketing.

2.	Basis of Presentation

The accompanying unaudited condensed combined financial statements of Alon Brands, Inc. and its affiliates (collectively, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial reporting. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2007. All intercompany transactions and balances have been eliminated in the combined financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the interim financial information have been included.

The condensed combined financial statements include the accounts of Alon Brands and its wholly-owned subsidiaries Southwest Convenience Stores, LLC (“SCS”), a Texas limited liability company, and Skinny’s, LLC (“Skinny’s”), a Texas limited liability company and its affiliates, Alon Marketing and SCS Beverage, Inc. (“SCS Beverage”), an affiliate of SCS. Skinny’s was acquired on June 29, 2007 and its assets, liabilities and business activities are included in the accompanying condensed combined financial statements from the date of acquisition. All intercompany balances and transactions have been eliminated. The Company’s fiscal year ends December 31.

Operating results for interim periods are not necessarily indicative of results that may be expected for the year ending December 31, 2008.

Alon Brands, Inc. and Affiliates

Notes to Condensed Combined Financial Statements — (Continued)
(Unaudited, dollars in thousands, except as noted)

3.	Revenue Recognition

The Company’s wholesale marketing revenues from the sale of motor fuels are earned and realized upon transfer of title to the distributor based on the contractual terms of delivery, including payment terms and prices. Title primarily transfers at the terminal when the motor fuel is loaded into the common carrier trucks (free on board origin). Shipping and handling fees earned are included in revenues. Wholesale marketing revenues from payment card processing services are earned and realized upon the third-party card processor’s completion of the transaction and are reflected net of our cost associated with the transaction.

The Company’s retail revenues from merchandise and motor fuel sales are recognized at the point of sale or when fuel is dispensed to the customer. Service and commission revenue from lottery ticket sales, money orders, prepaid phone cards and wireless services, ATM transactions, car washes and other ancillary product and service offerings is recognized at the time the services are rendered or commissions earned.

4.	New Accounting Standards and Disclosures

The Company adopted SFAS No. 157, Fair Value Measurements (“SFAS 157”), on January 1, 2008. SFAS 157 (1) creates a single definition of fair value, (2) establishes a framework for measuring fair value, and (3) expands disclosure requirements about items measured at fair value. SFAS 157 applies to both items recognized and reported at fair value in the financial statements and items disclosed at fair value in the notes to the financial statements. SFAS 157 does not change existing accounting rules governing what can or what must be recognized and reported at fair value in the Company’s financial statements, or disclosed at fair value in the Company’s notes to the financial statements. Additionally, SFAS 157 does not eliminate practicability exceptions that exist in accounting pronouncements amended by this statement when measuring fair value. As a result, the Company will not be required to recognize any new assets or liabilities at fair value.

Prior to SFAS 157, certain measurements of fair value were based on the price that would be paid to acquire an asset, or received to assume a liability (an entry price). SFAS 157 clarifies the definition of fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (that is, an exit price). The exit price is based on the amount that the holder of the asset or liability would receive or need to pay in an actual transaction (or in a hypothetical transaction if an actual transaction does not exist) at the measurement date. In some circumstances, the entry and exit price may be the same; however, they are conceptually different.

Fair value is generally determined based on quoted market prices in active markets for identical assets or liabilities. If quoted market prices are not available, the Company uses valuation techniques that place greater reliance on observable inputs and less reliance on unobservable inputs. In measuring fair value, the Company may make adjustments for risks and uncertainties, if a market participant would include such an adjustment in its pricing.

The Company currently records its interest rate swap at fair value. SFAS 157 establishes a fair value hierarchy that distinguishes between assumptions based on market data (observable inputs) and the Company’s assumptions (unobservable inputs). Determining where an asset or liability falls within that hierarchy depends on the lowest level input that is significant to the fair value measurement as a whole. An adjustment to the pricing method used within either level 1 or level 2 inputs could generate a fair value measurement that effectively falls in a lower level in the hierarchy. The hierarchy consists of three broad levels as follows:

Level 1 — Quoted market prices in active markets for identical assets or liabilities

Level 2 — Inputs other than level 1 inputs that are either directly or indirectly observable

Level 3 — Unobservable inputs developed using the Company’s estimates and assumptions, which reflect those that market participants would use

Alon Brands, Inc. and Affiliates

Notes to Condensed Combined Financial Statements — (Continued)
(Unaudited, dollars in thousands, except as noted)

The determination of where an asset or liability falls in the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter and based on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter. However, the Company expects that changes in classifications between different levels will be rare.

The following table summarizes the valuation of financial instruments measured at fair value on a recurring basis in the statement of financial position at June 30, 2008.

	Significant Other
	Observable Inputs
Description	(Level 2)	Total

Interest rate swap	1,484	1,484
Total liabilities measured at fair value	1,484	1,484

The fair value of the interest rate swap was determined using a pricing model predicated upon observable market inputs.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities including an Amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The provisions of SFAS 159 are effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 159 on January 1, 2008 did not materially effect the Company’s financial position or results of operations since the Company did not elect to record any of its financial assets or financial liabilities at fair value.

5.	Acquisitions

Acquisition

On June 29, 2007, the Company completed the acquisition of Skinny’s, Inc., a privately-held Abilene, Texas-based company that owned and operated 102 convenience stores in Central and West Texas. The purchase price for Skinny’s, Inc. was $70,200 plus adjustments of $5,129 for working capital and debt. The total consideration was $75,329. Of the 102 convenience stores, approximately two-thirds are owned and one-third are leased.

In conjunction with the Skinny’s, Inc. acquisition, SCS completed a borrowing of $46,167 on June 29, 2007 under its Amended Wachovia Credit Facility.

The acquisition has been accounted for under the purchase method of accounting. The purchase price has been allocated based on fair values at the date of acquisition. This allocation resulted in acquired goodwill of $34,732 and an intangible asset of $827 related to a non-compete agreement. The intangible asset will be amortized over the 3-year life of the agreement. The results of Skinny’s have been included in the Company’s combined financial statements since the acquisition date. The purchase price was allocated as follows:

Current assets, net of unrestricted cash acquired	$7,002
Property, plant and equipment	43,684
Other assets	771
Goodwill	34,732
Identifiable intangibles	827
Current liabilities	(10,483)
Other non-current liabilities	(1,204)

Total purchase price	$75,329

Alon Brands, Inc. and Affiliates

Notes to Condensed Combined Financial Statements — (Continued)
(Unaudited, dollars in thousands, except as noted)

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired. The acquisition of Skinny’s, Inc. was made to enhance the Company’s current operations and is expected to reduce costs through synergies with existing operations. For income tax purposes, the goodwill associated with the Company’s acquisition of Skinny’s, Inc. is deductible over a period of 15 years. Although the acquisition of Skinny’s, Inc. was by merger, the parties to the transaction made a Section 338(h)(10) election under the Internal Revenue Code to tax the transaction as if it was an acquisition of assets.

6.	Inventories

Inventories consist of the following:

	December 31,	June 30,
	2007	2008

Merchandise	$18,846	$18,440
Fuel	8,055	9,460

Total inventories	$26,901	$27,900

7.	Intangible Assets

Intangible assets consist of the following:

Area Licenses

SCS, the Company’s subsidiary, and 7-Eleven, Inc. (successor to the Southland Corporation) (“7-Eleven”) are parties to a perpetual Area License Agreement, which gives the Company a license to use, develop, operate, sub-license and franchise convenience stores under the “7-Eleven” trademark, service name, and trade name in West Texas and a majority of the counties in New Mexico. Pursuant to this Area License Agreement, the Company is required to pay 7-Eleven a royalty fee based upon a percentage of the Company’s monthly gross merchandise sales generated from the convenience stores.

In 2000, Alon Energy obtained an exclusive license to use the FINA name and related trademarks through July 2012 in connection with the distribution of motor fuels within Texas, Oklahoma, New Mexico, Arizona, Arkansas, Louisiana, Colorado and Utah. Upon effectiveness of the initial public offering, the Company plans to sub-license from Alon LP the right to use the FINA named and related to trademark.

Skinny’s, LLC owns five Subway franchise locations, four of which reside within convenience stores and one of which is a free-standing operation. In accordance with the franchise agreement, the Company pays royalty and advertising fees based on a percentage of sales in connection with these sites. The franchise agreement is for an initial 20-year term with perpetual renewal terms of an additional 20 years each. The franchise rights were determined not to be material based on a valuation performed at the time of the Skinny’s, Inc. acquisition. Therefore, the Company did not assign any value to the franchise rights.

On February 29, 2004, SCS sold 17 licenses for the sale of alcoholic beverages at 17 stores in New Mexico to SCS Beverage, a corporation treated as a pass-through entity that is wholly owned by Jeff D. Morris, Alon Energy’s President and Chief Executive Officer. Under rules and regulations of the New Mexico Alcohol and Gaming Division, a holder of a license to sell alcoholic beverages in New Mexico must provide substantial documentation in the application for and annual renewal of the license, including detailed questionnaires and fingerprints of the officers and directors of each entity beneficially owning 10% or more of the holder of the license. SCS engaged in this transaction to expedite the process of renewing the licenses by limiting the required disclosures to one individual stockholder. The purchase price paid by SCS Beverage consisted of approximately $2.6 million for the 17 licenses and approximately $0.2 million for the inventory

Alon Brands, Inc. and Affiliates

Notes to Condensed Combined Financial Statements — (Continued)
(Unaudited, dollars in thousands, except as noted)

of alcoholic beverages on the closing date. The purchase price was paid by SCS Beverage issuing to SCS a demand promissory note in the amount of $2.8 million. The demand note is payable solely by transferring the licenses and inventory existing at the time of payment back to SCS. The demand note is secured by a pledge of the licenses and the inventory and a pledge of 100% of the stock of SCS Beverage. Pursuant to the purchase and sale agreement, SCS Beverage granted SCS an option to re-acquire the licenses at any time at a purchase price equal to the same purchase price paid by SCS Beverage to acquire the licenses.

As the holder of the New Mexico licenses, SCS Beverage is the only party entitled to purchase alcoholic beverages to be sold at the locations covered by the licenses and to receive revenues from the sale of alcoholic beverages at those locations. Simultaneously with the transfer of the licenses, SCS Beverage entered into a premises lease with SCS to lease space at each of the locations covered by the licenses for the purpose of conducting the alcoholic beverages concessions. To date, the profits realized by SCS Beverage from the sale of alcoholic beverages at these locations have not exceeded lease payments by SCS Beverage to SCS and it anticipates that this will continue to be the case in the future. As a result, Mr. Morris has not received any economic benefit from the ownership of SCS Beverage, and SCS does not anticipate that Mr. Morris will derive any economic benefit from his ownership of SCS Beverage in the future. The operations of SCS Beverage are included on the combined financial statements of the Company.

The Company does not amortize these licenses as the licenses are perpetually renewed at the Company’s option. In addition, the number of licenses issued is strictly controlled by the state, generally resulting in annual appreciation in the value of the outstanding licenses. However, this intangible is tested for impairment annually.

Area licenses consist of the following:

	December 31,	June 30,
	2007	2008

7-Eleven perpetual license agreement	$787	$787
New Mexico liquor license	2,642	2,642

Total Area Licenses	$3,429	$3,429

Other Intangibles

The Company has finite-lived intangible assets recorded that are amortized in accordance with SFAS 142. These assets consist of favorable leasehold arrangements, brand image enhancement and a non-compete covenant, all of which are amortized over the respective lives of the agreements or over the period of time the assets are expected to contribute directly or indirectly to the Company’s future cash flows. Favorable leasehold arrangements are being amortized over the remaining life of the lease. Brand image enhancements constitute expenditures to improve the curb appeal and general appearance of FINA-branded convenience stores thereby improving the image of the FINA brand as a whole, which results in an increase of motor fuel and merchandise sales. Brand image enhancement expenditures are amortized over a five year period. The non-compete covenant is amortized over the life of the agreement. The following table presents the gross carrying

Alon Brands, Inc. and Affiliates

Notes to Condensed Combined Financial Statements — (Continued)
(Unaudited, dollars in thousands, except as noted)

amount and accumulated amortization for each major class of finite-lived intangible assets at December 31, 2007 and June 30, 2008:

	December 31,	June 30,
	2007	2008

Favorable leasehold cost	$4,000	$4,000
Less accumulated amortization	(704)	(920)

Net favorable leasehold cost	3,296	3,080
Brand image enhancement	11,692	11,736
Less accumulated amortization	(9,157)	(9,560)

Net brand image enhancement	2,535	2,176
Non-compete agreement	827	827
Less accumulated amortization	(138)	(255)

Non-compete agreement	689	572

Other intangible assets, net	$6,520	$5,828

8.	Related-Party Transactions

Purchases

The wholesale marketing segment purchased substantially all of its motor fuel from Alon LP during the six months ended June 30, 2007 and 2008, respectively.

For the six months ended June 30, 2007 and 2008, Alon Energy allocated $2,310 and $1,636, respectively, to the Company for shared services and agreed upon administrative costs and expenses. As a result, as of June 30, 2007 and 2008, we owed $1,623 and $1,451, respectively, to Alon Energy.

9.	Commitments and Contingencies

(a)  Major Suppliers

For the six months ended June 30, 2007 and 2008, Alon Energy furnished virtually all of the Company’s fuel and McLane Company, Inc. provided approximately 50% of its merchandise.

(b)  Claims and Lawsuits

The Company is currently a defendant in a wrongful death lawsuit. The plaintiffs’ initial pleading indicated their claim is for an amount in excess of $10,000. The lawsuit is currently in the discovery phase. The potential outcome of this matter and the range of loss contingencies cannot reasonably by estimated by management. The Company intends to vigorously contest the matter.

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position of the Company.

(c)	Lease Obligations

Certain property used in the Company’s business is leased under operating leases. Generally, real estate leases are for primary terms of 10 to 20 years and include renewal provisions at the option of the lessee.

Alon Brands, Inc. and Affiliates

Notes to Condensed Combined Financial Statements — (Continued)
(Unaudited, dollars in thousands, except as noted)

Certain leases provide for contingent rentals based upon a percentage of gross receipts, as well as payment of real estate taxes, insurance, and maintenance. Certain leases contain rent escalation clauses.

On June 20, 2008 the Company entered into a six year master lease agreement with Banc of America Leasing & Capital, LLC for gasoline dispensing equipment. The total equipment purchased under the lease will not exceed $4 million. Once purchases are completed, the scheduled monthly payments under the master lease agreement, excluding sales tax, will not exceed $55.

10.	Segment Reporting

The Company’s two primary operating segments are retail and wholesale marketing. The reportable operating segments are strategic business units that offer different products and services. The segments are managed separately as each segment requires unique technology, marketing strategies and distinct operational emphasis. Each operating segment’s performance is primarily evaluated on operating income.

Retail

The retail segment operates more than 300 convenience stores located in Central and West Texas and New Mexico. Substantially all of the convenience stores are branded 7-Eleven under a perpetual area license agreement between SCS and 7-Eleven and typically offer food and beverage products and various grades of FINA-branded motor fuels to the general public.

The retail stores also offer general merchandise and convenience services, such as ATMs, lottery tickets, money orders, prepaid telephone cards and gift cards.

Wholesale Marketing

The wholesale marketing segment markets motor fuels through a network of distributors serving approximately 1,080 FINA branded outlets, including approximately 300 Company-owned retail convenience stores. The FINA brand is a recognized trade name in the Southwestern and South Central United States, where motor fuels have been marketed under the FINA brand name since 1963. The Company, through an agreement with its parent, has an exclusive license through July 2012 to use the FINA name and related trademarks in connection with the production and sale (including resale by distributors) of motor fuels within Texas, Oklahoma, New Mexico, Arizona, Arkansas, Louisiana, Colorado and Utah. Prior to the expiration of the license, the Company intends to review its alternatives for branding fuels, including requesting that its parent seek to extend its license with FINA or developing its own brand.

The wholesale segment also provides its network of FINA-branded customers with payment card processing services and other fuel-related marketing programs.

These two segments are reviewed on a regular basis by the Company’s chief operating decision maker. All of the Company’s operations are in the United States and no customers are individually material to the Company’s operations.

Alon Brands, Inc. and Affiliates

Notes to Condensed Combined Financial Statements — (Continued)
(Unaudited, dollars in thousands, except as noted)

	Business Segments
			Wholesale
	Corporate	Retail	Marketing	Eliminations	Combined

For the Six Months Ended June 30, 2007
Revenues	$—	$190,845	$489,607	$(77,576)	$602,876
Cost of sales	—	155,246	476,358	(77,398)	554,206

Gross profit	—	35,599	13,249	(178)	48,670
Operating and selling expenses	—	(31,717)	(3,068)	178	(34,607)
Depreciation, amortization and accretion	—	(2,863)	(717)	—	(3,580)

Operating income	—	1,019	9,464	—	10,483
Interest expense	—	(1,875)	—	33	(1,842)
Other income (expense)	33	111	62	(33)	173
Income tax expense	3,364	—	—	—	3,364

Net income (loss)	$(3,331)	$(745)	$9,526	$—	$5,450

Total assets	$109,925	$245,765	$52,709	$(159,111)	$248,288
Total liabilities	$—	$132,898	$12,277	$(1,366)	$143,809
Capital expenditures	$—	$1,996	$55	$—	$2,051

	Business Segments
			Wholesale
	Corporate	Retail	Marketing	Eliminations	Combined

For the Six Months Ended June 30, 2008
Revenues	$—	$296,922	$531,107	$(137,120)	$690,909
Cost of sales	—	247,887	529,555	(136,849)	640,593

Gross profit	—	49,035	1,552	(271)	50,316
Operating and selling expenses	—	(44,088)	(2,444)	271	(46,261)
Depreciation, amortization and accretion	—	(6,125)	(773)	—	(6,898)

Operating loss	—	(1,178)	(1,665)	—	(2,843)
Interest expense	—	(2,717)	—	34	(2,683)
Other income (expense)	34	242	11	(34)	253
Income tax benefit	(1,570)	—	—	—	(1,570)

Net income (loss)	$1,604	$(3,653)	$(1,654)	$—	$(3,703)

Total assets	$20,709	$187,688	$58,708	$(26,444)	$240,661
Total liabilities	$2,315	$117,199	$7,735	$(200)	$127,049
Capital expenditures	$—	$1,116	$354	$—	$1,470

11.	Subsequent Events

Pursuant to a letter agreement, dated October 28, 2008, between Alon LP, SCS and Skinny’s, our wholesale marketing business granted an incentive volume rebate on motor fuel products purchased by SCS and Skinny’s from January 1, 2008 through December 31, 2008. The rebate granted by the wholesale marketing segment and earned by the retail segment through September 30, 2008 will be reflected in the third quarter respective segment disclosure and will have no effect on the combined statement of operations due to intercompany eliminations.

Report of Independent Certified Public Accountants

Board of Directors
Skinny’s, Inc.

We have audited the accompanying balance sheets of Skinny’s, Inc. (the “Company”) as of December 29, 2006 and June 29, 2007, and the related statements of operations, stockholders’ equity and cash flows for the year ended December 29, 2006 and six months ended June 29, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Skinny’s, Inc., as of December 29, 2006 and June 29, 2007, and the results of its operations and its cash flows for the year ended December 29, 2006 and six months ended June 29, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Dallas, Texas
November 11, 2008

Skinny’s, Inc.

Balance Sheets

	December 29,	June 29,
	2006	2007

ASSETS
Current assets
Cash and cash equivalents	$2,353,033	$11,109,217
Accounts receivable	444,307	471,365
Related party notes receivables	1,350,714	—
Inventories	4,103,104	4,526,844
Prepaid expenses	161,984	176,372
Available-for-sale securities, at fair value	2,631	4,401

Total current assets	8,415,773	16,288,199
Property and equipment, net	19,653,417	18,618,249
Related party notes receivable — long-term	344,040	—
Goodwill	5,453,501	5,453,501
Other assets, net	1,056,471	1,645,994

Total assets	$34,923,202	$42,005,943

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current maturities of long-term debt	$801,372	$846,177
Accounts payable and accrued expenses	8,224,125	9,378,788
Deferred income	51,250	105,875
Income taxes payable	78,559	1,599,620

Total current liabilities	9,155,306	11,930,460
Other non-current liabilities	820,407	837,357
Long-term debt, less current maturities	15,046,970	14,652,518
Deferred income taxes	14,721	—

Total liabilities	25,037,404	27,420,335
Commitments and contingencies
STOCKHOLDERS’ EQUITY
Common stock, $1 par value. Authorized 100,000 shares; issued 46,685 shares; outstanding 39,600 shares	46,685	46,685
Additional paid-in-capital	505,375	1,537,647
Retained earnings	19,233,636	15,099,404
Accumulated other comprehensive income	850	2,620
Unearned ESOP shares	(7,800,000)	—
Common stock in treasury, at cost, 7,085 shares	(2,100,748)	(2,100,748)

Total stockholders’ equity	9,885,798	14,585,608

Total liabilities and stockholders’ equity	$34,923,202	$42,005,943

The accompanying notes are an integral part of these financial statements.

Skinny’s, Inc.

Statements of Operations

		Six Months
	Year Ended	Ended
	December 29, 2006	June 29, 2007

Sales	$178,968,161	$87,104,885
Cost of goods sold	150,436,418	72,762,753

Gross profit	28,531,743	14,342,132
Selling, general, and administrative expenses	28,340,781	13,521,935

Operating income	190,962	820,197
Other income (expense)
Rental income	372,262	191,813
Interest income	154,073	43,024
Interest expense	(1,580,187)	(759,497)
Gain on sale of assets	763,315	5,219
Other, net	11,168	2,260
Loss from early extinguishment of debt	—	(563,865)

Loss before income taxes	(88,407)	(260,849)
Income tax expense	(148,745)	(3,540,863)

Net loss	$(237,152)	$(3,801,712)

The accompanying notes are an integral part of these financial statements.

Skinny’s, Inc.

Statement of Stockholders’ Equity
Year Ended December 29, 2006 and Six Months Ended June 29, 2007

					Accumulated
			Additional		Other
	Common Stock		Paid-in	Retained	Comprehensive	Unearned	Treasury Stock
	Shares	Amount	Capital	Earnings	Income	ESOP Shares	Shares	Amount	Total

Balance at December 30, 2005	46,685	$46,685	$436,507	$20,957,593	$213,226	$(8,400,000)	7,085	$(2,100,748)	$11,153,263
Comprehensive loss
Net loss	—	—	—	(237,152)	—	—	—	—	(237,152)
Change in unrealized gain on securities available-for-sale	—	—	—	—	(212,376)	—	—	—	(212,376)

Total comprehensive loss									(449,528)
S-corp distributions	—	—	—	(1,486,805)	—	—	—	—	(1,486,805)
Allocation of ESOP shares	—	—	68,868	—	—	600,000	—	—	668,868

Balance at December 29, 2006	46,685	46,685	505,375	19,233,636	850	(7,800,000)	7,085	(2,100,748)	9,885,798
Comprehensive income (loss)
Net loss	—	—	—	(3,801,712)	—	—	—	—	(3,801,712)
Change in unrealized gain on securities available-for-sale	—	—	—	—	1,770	—	—	—	1,770

Total comprehensive loss									(3,799,942)
S-corp distributions	—	—	—	(332,520)	—	—	—	—	(332,520)
Allocation of ESOP shares	—	—	1,032,272	—	—	7,800,000	—	—	8,832,272

Balance at June 29, 2007	46,685	$46,685	$1,537,647	$15,099,404	$2,620	$—	7,085	$(2,100,748)	$14,585,608

The accompanying notes are an integral part of this financial statement.

Skinny’s, Inc.

Statements of Cash Flows

		Six Months
	Year Ended	Ended
	December 29,	June 29,
	2006	2007

Cash flows from operating activities
Net loss	$(237,152)	$(3,801,712)
Adjustments to reconcile net loss to net cash provided by operating activities
Allocation of ESOP shares	668,868	8,832,272
Depreciation of property and equipment	2,302,345	1,077,116
Amortization of intangibles	48,622	21,981
Accretion of asset retirement obligation	32,877	16,950
Accrual of credit enhancement obligation	84,782	42,392
Gain on sales of available-for-sale securities	(249,911)	—
Gain on disposal of property and equipment	(513,404)	(4,219)
Deferred income taxes	—	(14,721)
Changes in operating assets and liabilities:
Accounts receivable	182,586	(27,058)
Inventories	(151,977)	(423,740)
Prepaid expenses	(44,992)	(14,388)
Other assets	(1,558)	(618,852)
Accounts payable and accrued expenses	30,075	1,154,663
Deferred income	5,750	54,625
Income taxes payable	(1,299)	1,521,061

Net cash provided by operating activities	2,155,612	7,816,370
Cash flows from investing activities
Purchase of property and equipment	(1,711,804)	(41,138)
Proceeds from disposal of property and equipment	689,559	10,757
Proceeds from sales and maturities of available-for-sale securities	2,630,107	—
Payment received on related party notes receivable	35,060	1,694,754
Advances on related party notes receivable	(506,790)	—

Net cash provided by investing activities	1,136,132	1,664,373
Cash flows from financing activities
Repayments of long-term debt	(735,048)	(392,039)
Distributions paid	(1,486,805)	(332,520)

Net cash used in financing activities	(2,221,853)	(724,559)

Net change in cash and cash equivalents	1,069,891	8,756,184
Cash and cash equivalents, beginning of year	1,283,142	2,353,033

Cash and cash equivalents, end of year	$2,353,033	$11,109,217

Cash paid during the year for:
Interest	$1,500,716	$263,497
Income taxes	150,044	2,019,802

The accompanying notes are an integral part of these financial statements.

Skinny’s, Inc.

Notes to Financial Statements
December 29, 2006 and June 29, 2007

NOTE 1 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Skinny’s, Inc. (the “Company”) is a Texas corporation that owns and operates 102 full-service convenience stores, all of which provide branded fuel service, located primarily in North Central Texas. Approximately 41 of the Company’s stores are located in Abilene, Texas, and the surrounding vicinity.

Basis of Presentation

The Company’s fiscal periods end on the last Friday of the reporting periods. Unless otherwise noted, the accounting periods in the accompanying financial statements refer to the twelve-month period ended December 29, 2006 and the six-month period ended June 29, 2007.

Use of Estimates

The preparation of the financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment and goodwill; valuation allowances for receivables and inventories; environmental liabilities; health claims incurred but not reported, asset retirement obligations and assets and obligations related to employee benefits. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and investments with an original maturity of three months or less.

Accounts Receivable

Accounts receivable consist primarily of vendor rebates. The Company has not provided an allowance for doubtful accounts as management believes all amounts are collectible. All receivables considered uncollectible have been charged to current operations, and it is management’s opinion that no additional material amounts are doubtful of collection based on prior experience, review of accounts and other pertinent factors.

Inventories

Fuel inventories are stated at the lower of cost (determined by the last-in, first-out (“LIFO”) method) or market. Grocery, beer and wine, cigarette and all other inventories are determined by the retail inventory method and are stated at the lower of cost or market.

Securities

Securities as of December 29, 2006 and June 29, 2007, consist of state and local government obligations and equity instruments. The Company classifies its debt and equity securities as available-for-sale, which are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

Skinny’s, Inc.

Notes to Financial Statements — (Continued)
December 29, 2006 and June 29, 2007

Property and Equipment

Property and equipment are stated at cost, and the costs of additions and improvements that substantially extend the useful life of an asset are capitalized. Repairs and maintenance costs are charged to expense when incurred. When assets are sold or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in other, net on the statement of operations.

Depreciation is computed using the straight-line method over the estimated useful lives of 15 years for buildings and improvements and 3 to 7 years for equipment. Leasehold improvements, which are included in buildings and improvements on the accompanying balance sheets, are amortized over the shorter of the useful life of the improvement or the remaining term of the related lease.

Goodwill and Intangible Assets

Goodwill represents the excess of cost over fair value of assets of businesses acquired. The Company applies the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized but instead are tested for impairment at least annually in accordance with the provisions of SFAS 142.

SFAS 142 also requires that intangible assets with finite useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets (“SFAS 144”). The entity had one reporting unit during the periods covered by the financial statements.

Impairment and Disposal of Long-Lived Assets

In accordance with SFAS 144, long-lived assets, such as property and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds the estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Goodwill and intangible assets not subject to amortization are tested annually for impairment and more frequently if events and circumstances indicate the asset might be impaired. An impairment loss is recognized to the extent the carrying amount exceeds the asset’s fair value. The Company did not recognize an impairment loss on goodwill or other long-lived assets for the year ended December 29, 2006 and six months ended June 29, 2007.

Deferred Financing Costs

Deferred financing costs represent fees paid in connection with obtaining bank and other long-term financing. These fees are amortized over the term of the related financing using the effective interest method and are included in other assets, net in the accompanying balance sheets.

Skinny’s, Inc.

Notes to Financial Statements — (Continued)
December 29, 2006 and June 29, 2007

Deferred Income

Deferred income relates to discounts for food and cigarette purchases in accordance with the terms of service agreements. The advanced receipt of discounts is amortized to cost of goods sold over the term of the agreement.

Asset Retirement Obligations

In accordance with the guidelines of SFAS No. 143, Accounting for Asset Retirement Obligations, the Company recognizes asset retirement obligations (“AROs”) related to the removal of underground storage tanks and debranding costs at the Company’s owned and leased retail sites at fair value. Over time, the liability for AROs is recorded at its present value each period through accretion expense, and the capitalized cost is depreciated over the useful life of the related asset. As of December 29, 2006 and June 29, 2007, the Company’s AROs were $820,407 and $837,357, respectively. During year ended December 29, 2006 and the six months ended June 29, 2007, the Company recognized accretion expense of $32,877 and $16,950, respectively, on its AROs. During the year ended December 29, 2006 and the six months ended June 29, 2007, the Company recognized depreciation expense of $14,696 and $7,348, respectively, on the related assets. The AROs were estimated based on the Company’s process knowledge and estimates of tank removal and debranding costs and are discounted using an interest rate of 7.3%, which represents the Company’s estimated incremental cost of capital. The AROs are adjusted when additional information warrants an adjustment.

Environmental Expenditures

The Company accrues for costs associated with environmental remediation obligations when such costs are probable and can be reasonably estimated. Environmental liabilities represent the estimated costs to investigate and remediate contamination at Company properties. This estimate is based on internal and third-party assessments of the extent of the contaminations, the selected remediation technology and review of applicable environmental regulations.

Accruals for estimated costs from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when the receipt is deemed probable. Such recoveries are not discounted to their present value. Estimates are updated to reflect changes in factual information, available technology or applicable laws and regulations, and it is reasonably possible the Company will have to adjust the amount of its environmental accruals in the future as additional information becomes available.

Revenue Recognition

The Company recognizes revenue at the point of sale. Sales taxes billed to customers are not included in revenues.

Shipping and Handling Costs

The Company includes all shipping and handling costs together with cost of goods sold in the accompanying statements of operations.

Advertising

Advertising costs are expensed as incurred. Advertising expenses for the year ended December 29, 2006 and the six months ended June 29, 2007 were $90,488 and $51,825, respectively.

Skinny’s, Inc.

Notes to Financial Statements — (Continued)
December 29, 2006 and June 29, 2007

Income Taxes

Effective July 1, 2000, the Company elected to be taxed under Subchapter S of the Internal Revenue Code (“IRC”). As such, the Company does not pay Federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual Federal income taxes on their respective shares of taxable income. Accordingly, no provision is made for Federal, state, or local income taxes in the accompanying financial statements. All deferred taxes relate to potential built-in gains tax.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, related party notes receivable, accounts payable and accrued liabilities, and income taxes payable approximate fair value because of the short maturities of these instruments. The carrying amount of long-term debt approximates fair value because the Company’s current borrowing rate does not materially differ from market rates for similar bank borrowings.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed Federally insured limits. The Company believes it is not exposed to any significant credit risk related to its cash.

NOTE 2 —	SECURITIES

The cost, gross unrealized holding gains and losses and fair value of available-for-sale securities by major security type at December 29, 2006 and June 29, 2007, were as follows:

		Unrealized	Unrealized
		Holding	Holding
	Cost	Gains	Losses	Fair Value

December 29, 2006
Available for sale
Equity securities	$1,781	$850	$—	$2,631
June 29, 2007
Available for sale
Equity securities	$1,781	$2,620	$—	$4,401

Proceeds from the sale of available-for-sale securities were $2,630,107 and $0, for the year ended December 29, 2006 and the six months ended June 29, 2007, respectively. Net realized gains from the sale of available-for-sale securities included in income were $249,911 and $0 for the year ended December 29, 2006 and the six months ended June 29, 2007, respectively.

NOTE 3 —	INVENTORIES

Inventories consist of the following at December 29, 2006 and June 29, 2007:

	December 29,	June 29,
	2006	2007

Motor fuel	$675,744	$634,030
Other merchandise	3,427,360	3,892,814

	$4,103,104	$4,526,844

Current estimated replacement cost of the motor fuel inventory exceeds the LIFO inventory value by approximately $995,000 and $1,462,000 at December 29, 2006 and June 29, 2007, respectively. The effect on

Skinny’s, Inc.

Notes to Financial Statements — (Continued)
December 29, 2006 and June 29, 2007

income of LIFO inventory liquidation was $155,762 and $55,490 for the year ended December 29, 2006 and the six months ended June 29, 2007, respectively.

NOTE 4 —	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following December 29, 2006 and at June 29, 2007:

	December 29,	June 29,
	2006	2007

Buildings and improvements	$17,924,140	$18,002,488
Equipment	15,106,983	15,093,127

	33,031,123	33,095,615
Accumulated depreciation	(19,447,974)	(20,505,275)

	13,583,149	12,590,340
Land	5,990,052	5,990,052
Construction in progress	80,216	37,857

Total property and equipment, net	$19,653,417	$18,618,249

Depreciation expense was $2,302,345 and $1,077,116 for the year ended December 29, 2006 and the six months ended June 29, 2007, respectively.

NOTE 5 —	INTANGIBLE ASSETS

Intangible assets consist of the following at December 29, 2006 and June 29, 2007:

	December 29,	June 29,
	2006	2007

Gross intangibles	$8,024,640	$8,569,482
Accumulated amortization	(2,122,117)	(2,057,836)

	5,902,523	6,511,646
Goodwill	5,453,501	5,453,501

Net separately identifiable intangible assets	$449,022	$1,058,145

The separately identifiable intangible assets are included in other assets, net on the accompanying balance sheets.

Amortization expense for intangible assets totaled $48,622 and $21,981 for the year ended December 31, 2006 and the six months ended June 29, 2007, respectively.

Skinny’s, Inc.

Notes to Financial Statements — (Continued)
December 29, 2006 and June 29, 2007

The estimated aggregate amortization expense for the remaining six months of 2007 and each of the five succeeding years is as follows:

Six months ending December 31, 2007	$16,457
Year ending December 31, 2008	29,635
Year ending December 31, 2009	24,645
Year ending December 31, 2010	24,229
Year ending December 31, 2011	24,124
Year ending December 31, 2012	24,062

$143,152

NOTE 6 —	SELF INSURED HEALTH BENEFITS

The Company is self-insured for health benefits. The Company has stop/loss coverage through an unrelated insurer that caps individual claims at $50,000 and caps the Company’s annual aggregate loss at an amount based on the number of participants in the health plan. The aggregate stop loss was approximately $1,000,000 as of December 29, 2006, and June 29, 2007. The Company did not reach its annual limit for the year ended December 29, 2006 and had not reached its annual limit for the 2007 policy year as of June 29, 2007. A reserve of approximately $150,000 had been accrued as of December 29, 2006 and June 29, 2007, for health claims incurred but not reported. This reserve is included in accounts payable and accrued expenses on the accompanying balance sheets.

NOTE 7 —	LONG-TERM DEBT

Long-term debt at December 29, 2006 and June 29, 2007, consists of the following:

	December 29,	June 29,
	2006	2007

Notes payable to financial institution; secured by real property and store equipment, maturing in 2019, with an effective interest rate of 8.67%	$15,848,342	$15,498,695
Less current portion	(801,372)	(846,177)

Total long-term debt	$15,046,970	$14,652,518

In connection with the acquisition of thirty three stores in 1999, the Company entered into a $19.5 million financing agreement, which is payable in monthly installments of principal and interest of $173,977 and matures in April 2019. The agreement contains certain restrictive covenants, which, among other things, require the Company to maintain certain defined levels of cash flow. As of June 29, 2007, the Company was in compliance with all covenants. As part of the financing agreement, provisions were included in which the Company essentially guaranteed a rate of return to the lender. This was accomplished through the addition of a credit enhancement fee of $1,695,652, which is being accrued over the life of the financing agreement. The Company makes monthly interest payments of $12,251 to the lender under the credit enhancement fee agreement. At December 29, 2006 and June 29, 2007, the balance of the credit enhancement fee obligation was $649,999 and $692,391, respectively and is included in long-term debt on the balance sheet.

Skinny’s, Inc.

Notes to Financial Statements — (Continued)
December 29, 2006 and June 29, 2007

The aggregate contractual maturities of notes payable for the remaining six months of 2007 and each of the five succeeding years and thereafter is as follows:

Six months ending December 31, 2007	$409,338
Year ending December 31, 2008	873,678
Year ending December 31, 2009	952,510
Year ending December 31, 2010	1,038,455
Year ending December 31, 2011	1,132,154
Year ending December 31, 2012	1,234,308
Thereafter	9,858,252

$15,498,695

Subsequent to the acquisition of the Company by Alon USA Energy, Inc (“Alon”) on June 29, 2007, Southwest Convenience Stores, LLC (“SCS”), a subsidiary of Alon, paid off the Company’s long-term debt. Due to this pending debt pay-off, the Company wrote off the unamortized portion of prepaid title insurance and environmental liability insurance of $119,676 associated with the debt as of June 29, 2007. Also due to the pending debt pay-off, the Company recorded a $444,189 prepayment penalty as of June 29, 2007. Since the debt was not transferable to SCS, Skinny’s recorded these charges as loss from early extinguishment of debt in its statement of operations for the six months ended June 29, 2006.

NOTE 8 —	COMMITMENTS AND CONTINGENCIES

Leasing Arrangements

The Company has entered into operating leases for certain stores, which may be renewed at the end of the initial lease for periods ranging from one to 25 years. Rental payments are based on a fixed amount for the term of the lease or on escalating amounts over the term of the lease. One store is subject to contingent rental payments, which are assessed annually. The contingency is equal to 3% of sales if average monthly sales are greater than $50,000. For the six months ended June 29, 2007 and the year ended December 29, 2006, the Company did not incur any additional rental payments. Most of the leases contain options for renewal.

As of June 29, 2007, future annual minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year are summarized as follows:

Six months ending December 31, 2007	$505,255
Year ending December 31, 2008	945,491
Year ending December 31, 2009	794,391
Year ending December 31, 2010	692,848
Year ending December 31, 2011	545,358
Year ending December 31, 2012	446,557
Thereafter	2,267,766

$6,197,666

Rental expense for operating leases for the year ended December 29, 2006, and the six months ended June 29, 2007, were $1,040,044 and $525,389, respectively. Rental expense is recorded on the straight-line basis over the term of the leases.

Skinny’s, Inc.

Notes to Financial Statements — (Continued)
December 29, 2006 and June 29, 2007

Litigation and Claims

The Company is currently a defendant in a wrongful death lawsuit The plaintiffs’ initial pleading indicated their claim is for an amount in excess of $10,000,000. The lawsuit is currently in the discovery phase. Even though the Company intends to vigorously contest the matter, the potential outcome of this matter and the range of loss contingencies are unknown to management. The Company’s litigation insurance policy at the time when the incident occurred provided $1,000,000 excess coverage with a $500,000 deductible. The Company believes its insurance is sufficient to cover any exposure related to this matter.

Environmental Compliance

The Company’s gasoline retail business is governed by Federal, state, and local environmental laws. These laws may require the Company to remove or mitigate the environmental effects caused by motor fuel spills or underground storage tank leaks. Texas has clean-up funds established for the sharing or reimbursement of remediation costs in excess of $5,000 for each site in which remediation action was required prior to December 22, 2002. Subsequent to December 22, 2002, the Company became fully responsible to remove or mitigate the environmental effects caused by motor fuel spills or underground storage tank leaks. The Company has purchased environmental insurance for reimbursement of remediation costs in excess of $50,000 for each site in which remediation action is required. The Company has an active program of monitoring its underground gasoline storage facilities and equipment to ensure environmental compliance. Management believes the Company is substantially in compliance with environmental requirements at December 29, 2006 and June 29, 2007. The Company had approximately $101,549 and $45,249 at December 29, 2006 and June 29, 2007, respectively, in receivables related to the reimbursement of remediation costs. The Company does not believe an accrual is needed at December 29, 2006 or June 29, 2007 to fund any non-reimbursement remediation costs.

Fuel Supplier Contract

Effective March 1, 1996, the Company entered into an eight-year service agreement with a major fuel supplier providing for the supplier to sell a certain amount of fuel products to the Company annually. This agreement was renegotiated during fiscal year 1997, resulting in a lower contracted fuel amount to be purchased by the Company. If the Company fails to comply with the minimum purchase requirements of the agreement, certain signage provided by the supplier may be billed to the Company. During the year ended December 29, 2006, the Company did not fail to comply with the minimum purchase requirements. Upon acquisition of the Company by Alon on June 29, 2007, this agreement was cancelled.

NOTE 9 —	INCOME TAXES

From its inception on August 1, 1976 through June 30, 2000, the Company was a C Corporation and subject to Federal income taxes. Effective July 1, 2000, the Company elected S Corporation status for Federal income tax purposes under which Federal income tax attributes flow directly to the stockholders. Due to the pending merger with Alon at June 29, 2007, Federal income tax for built-in gains and state tax for earned surplus were recorded. See Note 13.

The Company elected to be treated as a C Corporation subsequent to the merger with Alon.

Skinny’s, Inc.

Notes to Financial Statements — (Continued)
December 29, 2006 and June 29, 2007

The following is a summary of the Company’s income tax expense:

		Six Months
	Year Ended	Ended
	December 29,	June 29,
	2006	2007

Current
State	$78,809	$1,950,000
Federal	69,936	1,590,863

Income tax expense	$148,745	$3,540,863

The tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities are presented below and are related to potential built-in gains upon the conversion to S Corporation status.

		Six Months
	Year Ended	Ended
	December 29,	June 29,
	2006	2007

Deferred tax liability
Depreciation and amortization	$14,721	$—

Net deferred tax liability	$14,721	$—

NOTE 10 —	RELATED PARTY TRANSACTIONS

Skinny’s Wholesale Fuels (“SWF”) is an entity established and controlled by the Company’s principal stockholders to purchase the Company’s fuel inventory and provide the Company with transportation services. The Company provides SWF with management services for which SWF pays a management fee. Fees for transportation services provided by SWF for the year ended December 29, 2006 and the six months ended June 29, 2007 were $612,819 and $381,363, respectively. Fees earned for management services provided to SWF for the year ended December 29, 2006 and the six months ended June 29, 2007 were $212,000 and $35,450, respectively. The Company had accounts receivable of $4,021 and $0 from SWF at December 29, 2006 and June 29, 2007, respectively

The Company contracts for certain consulting and tank testing services with International Consultants of the Environment (“ICE”), an entity controlled by the Company’s principal stockholders. The Company’s payments to ICE for these services for the year ended December 29, 2006 and the six months ended June 29, 2007 were $1,019,972 and $210,331, respectively. The Company had a note receivable from ICE of $55,275 and $0, at December 29, 2006 and June 29, 2007, respectively.

Sivadco, Ltd. is an entity established and controlled by the Company’s principal stockholders to hold real estate. The Company had a note receivable of $1,124,153 and $0, from Sivadco, Ltd. at December 29, 2006 and June 29, 2007, respectively. Sivadco, Ltd. used the funds to purchase real estate and fund its operations. The note receivable is classified as current on the Company’s balance sheet.

The Company did not apply Financial Accounting Standards Board Interpretation 46 (revised December 2003), Consolidation of Variable Interest Entities, for SWF, ICE and Sivadco as this assessment was performed by the Company after June 29, 2007 and the Company was unable to obtain the necessary information from the former owners of the Company to determine whether SNF, ICE and Sivadco are variable interest entities or whether the Company is the primary beneficiary.

The Company had notes receivable of $515,326 and $0, as of December 29, 2006 and June 29, 2007, respectively, from officers of the Company.

Skinny’s, Inc.

Notes to Financial Statements — (Continued)
December 29, 2006 and June 29, 2007

NOTE 11 —	EMPLOYEE STOCK OWNERSHIP PLAN

Effective July 1, 1980 the Company established an Employee Stock Ownership Plan (“ESOP”) that covers substantially all employees who meet certain eligibility requirements as to length of service. The cost of the ESOP is borne by the Company through discretionary annual contributions to an Employee Stock Ownership Trust in amounts determined by the board of directors in accordance with provisions in the plan.

To finance the purchase of additional stock in 2004, the ESOP borrowed $9,000,000 directly from the Company. The loan is in the form of a 15 year variable rate interest-bearing note (indexed at prime, which was 8.25% at December 29, 2006) and is included in the Company’s balance sheets as unearned ESOP shares. The proceeds of the note were used to purchase 13,950 shares of stock from officers of the Company at approximately $645.16 per share. The loan was repaid in full prior to the consummation of the merger with Alon on June 29, 2007.

Shares held by the ESOP are released for allocation to the participants’ accounts over the term of the loan as Company contributions to the ESOP are made, and the ESOP uses the contributions to pay loan interest and principal. Company contributions are reported as compensation expense. Distributions to the ESOP on unallocated and committed-to-be-released shares are recorded as compensation expense based on the percent of unallocated shares and committed-to-be released shares to total ESOP shares and are included in selling, general and administrative expenses in the accompanying statements of operations. Distributions on allocated shares are included in distributions. The Company reported compensation expense of $372,047 and $800,527 during the year ended December 29, 2006 and the six months ended June 29, 2007, respectively, related to its ESOP.

The ESOP provided participants a put option, which requires the ESOP or the Company to purchase a participant’s stock at the current market value with payments made in a lump sum or in installments over a period generally not to exceed five years (a) for a period of 60 days commencing on the date of distribution of Company shares to participants and (b) for a period of 60 days commencing in the next ESOP year after a new determination of the fair market value of Company shares and notice to the participants of the new fair market value. At December 29, 2006, the fair value of shares allocated that were subject to the put option was $5,628,082.

The ESOP shares outstanding at December 29, 2006 were as follows: unallocated 11,457 and allocated 12,093. The fair value of the unallocated shares was $8,075,925 as of December 29, 2006. All unallocated shares were released when the balance of the ESOP loan was fully paid at June 29, 2007. All ESOP shares were subsequently purchased by Alon on the same date.

NOTE 12 —	EMPLOYEE 401(k) PLAN

In 1997, the Company established a defined contribution retirement savings plan (the “Plan”) covering substantially all employees who meet certain eligibility requirements as to age and length of service. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan incorporates the salary deferral provisions of Section 401(k) of the IRC and employees may defer up to 15% of compensation or the annual maximum limit prescribed by the IRC. The Company may elect to match a percentage of employees’ deferrals. The Company’s contribution to the Plan was approximately $118,067, and $59,341 for the year ended December 29, 2006 and the six months ended June 29, 2007, respectively.

NOTE 13 —	SUBSEQUENT EVENT

On June 29, 2007, Alon acquired all of the issued and outstanding stock of the Company for total consideration of $75,329,000. Upon consummation of this transaction, the Company changed its status for Federal income tax purposes from a Subchapter S Corporation to a limited liability company. Also upon consummation of this transaction, SCS paid off the Company’s long-term debt.

NOTE 13 —	SUBSEQUENT EVENT — UNAUDITED — (Continued)

Independent Auditor’s Report

To the Board of Directors
Skinny’s, Inc.
Abilene, Texas

We have audited the accompanying balance sheet of Skinny’s, Inc. (the Company) as of December 30, 2005 and the related statements of income, stockholders’ equity and comprehensive income, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Skinny’s, Inc. as of December 30, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/  WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
April 28, 2006, except for
Note 13 and its effect on Notes 1 and 7, for which the date
is November 11, 2008.

Skinny’s, Inc.

Balance Sheet
December 30, 2005

ASSETS
Current Assets
Cash and cash equivalents	$1,283,142
Accounts receivable	626,893
Related party notes receivables	843,924
Inventories	3,951,127
Prepaid expenses	116,992
Available-for-sale securities, at fair value	2,595,203

Total current assets	9,417,281
Property and Equipment, net	21,015,310
Related party notes receivable — long term	379,100
Goodwill, net	5,453,501
Other assets, net	509,138

Total assets	$36,774,330

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Current maturities of long-term debt	$735,049
Accounts payable and accrued expenses	8,549,988
Deferred income	45,500
Income taxes payable	79,858

Total current liabilities	9,410,395
Long-term debt, less current maturities	15,198,342
Asset retirement obligation	787,530
Deferred rent	210,079
Deferred income taxes	14,721

Total liabilities	$25,621,067
Stockholders’ Equity
Common stock, $1.00 par value; authorized 100,000 shares; issued 46,685 shares; outstanding 39,600 shares	46,685
Additional paid-in-capital	436,507
Retained earnings	20,957,593
Accumulated other comprehensive income	213,226
Unearned ESOP shares	(8,400,000)
Common stock in treasury, at cost, 7,085 shares	(2,100,748)

Total stockholders’ equity	11,153,263

Total liabilities and stockholders’ equity	$36,774,330

The accompanying notes are an integral part of this financial statement.

Skinny’s, Inc.

Statement of Income
Year Ended December 30, 2005

Sales	$170,194,481
Cost of goods sold	(141,304,467)

Gross profit	28,890,014
Selling, General, and Administrative Expenses	25,322,567

Operating Income	3,567,447
Other Income (Expense)
Rental Income	339,021
Interest Income	170,721
Interest Expense	(1,657,976)
Other, net	72,003

Total Other Expenses	(1,076,231)
Income before income tax provision	2,491,216
Income Tax Provision	(101,121)

Net Income	$2,390,095

The accompanying notes are an integral part of this financial statement.

Skinny’s, Inc.

Statement of Stockholders’ Equity and Comprehensive Income
Year Ended December 30, 2005

					Accumulated
			Additional		Other
	Common Stock		Paid-in	Retained	Comprehensive	Unearned	Treasury Stock
	Shares	Amount	Capital	Earnings	Income	ESOP Shares	Shares	Amount	Total

Balance, December 31, 2004 as restated	46,685	$46,685	$599,221	$20,663,621	$302,121	$(9,000,000)	7,085	$(2,100,748)	$10,510,900
Comprehensive Income
Net income	—	—	—	2,390,095	—	—	—	—	2,390,095
Change in unrealized gain on securities available-for-sale	—	—	—	—	(88,895)	—	—	—	(88,895)

Total comprehensive income	—	—	—	—	—	—	—	—	2,301,200
S-Corp distributions	—	—	—	(2,096,123)	—	—	—	—	(2,096,123)
Allocation of ESOP shares	—	—	(162,714)	—	—	600,000	—	—	437,286

Balance, December 30, 2005	46,685	$46,685	$436,507	$20,957,593	$213,226	$(8,400,000)	7,085	$(2,100,748)	$11,153,263

The accompanying notes are an integral part of this financial statement.

Skinny’s, Inc.

Statement of Cash Flows
Year Ended December 30, 2005

Cash Flows from Operating Activities
Net Income	$2,390,095
Adjustments to reconcile net income to net cash provided by operating activities
Allocation of ESOP shares	437,286
Depreciation of property and equipment	2,072,594
Amortization of intangibles	45,856
Accretion expense	31,560
(Gain) loss on sales of available-for-sale securities	(114,796)
Loss on disposal of property and equipment	61,307
Changes in operating assets and liabilities:
Accounts receivable	169,576
Inventories	(569,047)
Prepaid expenses	12,108
Other assets	(22,646)
Accounts payable and accrued expenses	(518,192)
Deferred income	8,813
Deferred rent	31,849
Income taxes payable	(25,899)

Net cash provided by operating activities	4,010,464
Cash Flows from Investing Activities
Purchase of property and equipment	(3,487,211)
Proceeds from disposal of property and equipment	18,840
Purchase of available-for-sale securities	(982,280)
Proceeds from sales and maturities of available-for-sale securities	1,761,848
Payment received on related party notes receivable	60,877

Net cash provided by (used in) investing activities	2,627,926)
Cash Flows from Financing Activities
Repayments of long-term debt	(1,019,687)
Distributions paid	(2,096,123)

Net cash used in financing activities	(3,115,810)

Net change in cash	(1,733,272)
Cash and Cash Equivalents, beginning of year	3,016,414

Cash and Cash Equivalents, end of year	$1,283,142

Cash Paid During the Year for:
Interest paid	$1,578,064

Income taxes paid	$127,020

The accompanying notes are an integral part of this financial statement.

Skinny’s, Inc.

Notes to Financial Statements

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Skinny’s, Inc. (the “Company”) is a Texas corporation which owns and operates 102 full-service convenience stores, all of which provide branded fuel service, located primarily in North Central Texas. Approximately 41 of the Company’s stores are located in Abilene, Texas, and the surrounding vicinity.

Basis of Presentation

The Company’s fiscal year-end is the last Friday in December.

Use of Estimates

The preparation of the financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment and goodwill; valuation allowances for receivables and inventories; environmental liabilities; health claims incurred but not reported, asset retirement obligations and assets and obligations related to employee benefits. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and investments with an original maturity of three months or less.

Accounts Receivable

The Company has not provided an allowance for doubtful accounts. All receivables considered doubtful have been charged to current operations and it is management’s opinion that no additional material amounts are doubtful of collection based on prior experience, review of accounts and other pertinent factors.

Inventories

Fuel inventories are stated at the lower of cost (determined by the last-in, first-out (LIFO) method) or market. Grocery, beer and wine, cigarette and all other inventories are determined by the retail inventory method and are stated at the lower of cost or market.

Property and Equipment

Property and equipment are stated at cost, and the costs of additions and improvements which substantially extend the useful life of an asset are capitalized. Repairs and maintenance costs are charged to expense when incurred. When assets are sold or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in other, net. Depreciation is computed using the straight-line method over the estimated useful lives of 15 years for building and improvements, 5 to 7 years for machinery and equipment, and 3 to 5 years for furniture and office equipment.

Leasehold improvements, which are included in buildings and improvements on the accompanying balance sheets, are amortized over the shorter of the useful life of the improvement or the length of the related lease.

Skinny’s, Inc.

Notes to Financial Statements — (Continued)

Securities

Securities at December 30, 2005 consist of state and local government obligations, and equity instruments. The Company classifies its debt and equity securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization of premiums or accretion of discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.

Deferred Income

Deferred income relates to discounts for food purchases and cigarette movements in accordance with the terms of a five-year service agreement. The advanced receipt of discounts for food purchases is being amortized to cost of goods sold over the period of the agreement. Payment for cigarette purchases are received at the beginning of each calendar quarter and amortized to cost of goods sold over that quarter.

Shipping and Handling Costs

The Company includes all shipping and handling costs together with cost of goods sold on the accompanying statements of income.

Deferred Financing Costs

Deferred financing costs represent fees paid in connection with obtaining bank and other long-term financing. These fees are amortized over the term of the related financing using the effective interest method and are included in other assets, net in the accompanying balance sheets.

Asset Retirement Obligations

In June 2001, the FASB approved for issuance Statements of Financial Accounting Standards No. SFAS 143 (“SFAS 143”), Asset Retirement Obligations. SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including 1) the timing of the liability recognition, 2) initial measurement of the liability, 3) allocation of asset retirement cost to expense, 4) subsequent measurement of the liability and 5) financial statement disclosures. SFAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method.

Skinny’s, Inc.

Notes to Financial Statements — (Continued)

The Company’s primary asset retirement obligations relate to the removal of underground gasoline storage tanks. The following table shows the changes in the balance of the ARO during the year ended December 30, 2005.

Assets retirement obligation, beginning of year	$755,970
Liabilities recorded	—
Liabilities settled	—
Accretion expense	31,560

Asset retirement obligation, end of year	$787,530

Income Taxes

Effective July 1, 2000, the Company elected S Corporation status under which Federal income tax attributes of entities flow directly to the stockholders. All deferred taxes relate to potential built-in gains tax.

Advertising

Costs for newspaper, billboards and other media are expensed as the advertised events take place. Advertising expenses for the year ended December 30, 2005 was $226,756.

Goodwill

Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, as of December 29, 2001 (first day of fiscal year). Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142.

SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. The Company has not incurred an impairment of goodwill during the year ended December 30, 2005 and currently has one reporting unit.

Revenue Recognition

The company recognizes revenue at the point of sale.

Impairment or Disposal of Long-Lived Assets

SFAS No. 144 provides a single accounting model for long-lived assets to be disposed. SFAS No. 144 also changes the criteria for classifying an asset as held for sale and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations.

In accordance with SFAS No. 144, long-lived assets, such as property and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet

Skinny’s, Inc.

Notes to Financial Statements — (Continued)

and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Goodwill and intangible assets not subject to amortization are tested annually for impairment and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. During the year ended December 30, 2005, the Company has not recognized an impairment loss on long-lived assets.

Disclosures About Fair Value of Financial Instruments

The carrying amounts of cash equivalents, certificates of deposit, other current assets, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the short maturities of these instruments.

The carrying amount of long-term debt approximates fair value because the Company’s current borrowing rate does not materially differ from market rates for similar bank borrowings.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company believes it is not exposed to any significant risk related to its cash.

NOTE 2.	SECURITIES

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value of available-for-sale and held-to-maturity securities by major security type and class of security at December 30, 2005, were as follows:

		Unrealized	Unrealized
	Cost	Holding Gains	Holding Losses	Fair Value

Available for sale
Equity Securities	$1,204,221	$257,341	$(50,342)	$1,411,220
State and local government obligations	1,177,756	17,192	(10,965)	1,183,983

	$2,381,977	$274,533	$(61,307)	$2,595,203

The state and local government obligations mature in fiscal years ranging from 2005 to 2031.

Proceeds from the sale of available-for-sale securities were $1,761,848 for the year ended December 30, 2005. Net realized gain included in income was $114,796 for the year ended December 30, 2005.

NOTE 3.	COMPREHENSIVE INCOME

Comprehensive income consists of the following for the years ended December 30, 2005:

Other comprehensive income:
Holding gain arising during the period	$25,901
Reclassification adjustment	(114,796)

Net unrealized gain (loss) on securities available for sale	$(88,895)

Skinny’s, Inc.

Notes to Financial Statements — (Continued)

NOTE 4.	INVENTORIES

Inventories consist of the following at December 31, 2005:

Motor fuel	$826,531
Other merchandise	3,124,596

$3,951,127

Current estimated replacement cost of the motor fuel inventory exceeds the LIFO inventory value by approximately $940,000 at December 30, 2005.

NOTE 5.	PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following at December 30, 2005:

Land	$5,979,817
Construction in progress	934,388
Buildings and improvements	17,678,021
Equipment	14,387,308

38,979,534
Accumulated depreciation	(17,964,224)

$21,015,310

NOTE 6.	SELF INSURED HEALTH BENEFITS

The Company is self-insured for health benefits. The Company has stop/loss coverage through an unrelated insurer that caps individual claims at $50,000 for the year ended December 30, 2005 and caps the Company’s annual aggregate loss at an amount based on the number of participants in the health plan. The aggregate stop loss was approximately $1,000,000, as of December 30, 2005. The Company did not reach its annual limit for fiscal year 2005. A reserve of approximately $200,000 had been accrued as of December 30, 2005, for health claims incurred but not reported. This reserve is included in accrued expenses on the accompanying balance sheets.

NOTE 7.	LONG-TERM DEBT

Long-term debt at December 30, 2005 consists of the following:

Notes payable to financial institution; secured by real property and store equipment, maturing in 2019, with a fixed interest rate of 8.67%	$15,933,391
Less current portion	(735,049)

Total long-term debt	15,198,342

In connection with the acquisition of thirty-three stores in 1999, the Company entered into a $19.5 million financing agreement, which is payable in monthly installments of principal and interest of $173,977 and matures in April 2019. The agreement contains certain restrictive covenants, which, among other things, require the Company to maintain certain defined levels of cash flow. As of December 30, 2005 the Company was in compliance with all covenants.

Skinny’s, Inc.

Notes to Financial Statements — (Continued)

The aggregate maturities of notes payable subsequent to December 30, 2005, are as follows:

2006	$735,049
2007	798,372
2008	873,679
2009	952,511
2010	1,038,523
Thereafter	11,535,257

$15,933,391

Credit Enhancement Fee

As part of the credit agreement entered into in 1999, provisions were included whereas borrowers in the pool of loans would essentially guarantee a rate of return on the total loans in the pool. The Company was charged a monthly amount but was eligible for a rebate to the extent the guarantee was not called. The monthly amount charged was the interest on the credit enhancement fee of $1,695,652 due at maturity of the loan. The Company has not received a rebate on the credit enhancement fee since January 2003 and has included the monthly payment as a financing cost. In addition, the credit enhancement fee is being recognized over the life of the loan. A total of $565,217 is included in accounts payable and accrued expenses at December 30, 2005, with current year accretion of $84,783 included as interest expense for the year ended December 30, 2005.

NOTE 8.	COMMITMENTS AND CONTINGENCIES

Leasing Arrangements

The Company has entered into operating leases for stores, which may be renewed at the end of the initial lease for periods of one to 25 years. The rental payments are based on a fixed amount for the term of the lease. One store is subject to contingent rental payments which are assessed annually.

The contingency is equal to 3.0% of sales if the average monthly sales are greater than $50,000. During the year ended December 30, 2005, the Company did not incur any additional rental payments.

As of December 30,2005, approximate future minimum lease commitments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year are summarized as follows:

2006	$872,209
2007	820,046
2008	678,934
2009	491,160
2010	435,744
Thereafter	2,674,928

$5,973,021

Rental expense for operating leases during the year ended December 30, 2005, was $966,325.

Litigation and Claims

The Company is subject to certain litigation and claims arising out of the conduct of its business. While the final outcome of any litigation or claim cannot be determined with certainty, management believes that the

Skinny’s, Inc.

Notes to Financial Statements — (Continued)

final outcome of any current litigation or claim will not have a material adverse effect on the financial position or results of operations of the Company.

Environmental Compliance

The Company’s gasoline retail business is governed by Federal, state and local environment laws. These laws may require the company to remove or mitigate the environmental effects caused by motor fuel spills or underground storage tank leakages. Texas has clean-up funds established for the sharing or reimbursement of remediation costs in excess of $5,000 for each site in which remediation action was required prior to December 22, 2002. Subsequent to December 22, 2002, the company became fully responsible to remove or mitigate the environmental effects caused by motor fuel spills or underground storage tank leakages. The Company has purchased environmental insurance for reimbursement of remediation costs in excess of $50,000 for each site in which remediation action is required. The Company has an active program of monitoring its underground gasoline storage facilities and equipment to ensure environmental compliance. Management believes the Company is substantially in compliance with environmental requirements at December 30, 2005. At December 30, 2005 the Company had approximately $81,318 in receivables related to the reimbursement of remediation costs. Management believes adequate liabilities have been established to fund any non-reimbursement remediation costs.

Fuel Supplier Contract

Effective March 1, 1996, the Company entered into an eight-year service agreement with a major fuel supplier providing for the supplier to sell a certain amount of fuel products to the Company annually. This agreement was renegotiated during fiscal year 1997, resulting in a lower contracted fuel amount to be purchased by the Company. If the Company fails to comply with the minimum purchase requirements of the agreement, certain signage provided by the supplier may be billed to the Company. During the year ended December 30, 2005 the Company has not failed and does not anticipate failing to comply with the minimum purchase requirements.

NOTE 9.	INCOME TAXES

From its inception on August 1, 1976 through June 30, 2000, the Company was a C Corporation and subject to Federal income taxes. Effective July 1, 2000, the Company elected S Corporation status for Federal income tax purposes under which Federal income tax attributes flow directly to the stockholders. Accordingly, the accompanying financial statements do not include a provision for Federal income taxes for operations during periods in which it is treated as an S Corporation. All 2005 income tax expense relates to state franchise tax.

The following is a summary of the Company’s income tax provision for the year ended December 30, 2005:

Current — state	$101,121

Income tax provision	$101,121

The tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities at December 30, 2005 are presented below and are related to potential built in gains upon the conversion to S Corporation status.

Deferred tax liability:
Depreciation and amortization	$14,721

Net deferred tax liability	$14,721

Skinny’s, Inc.

Notes to Financial Statements — (Continued)

NOTE 10.	RELATED PARTY TRANSACTIONS

Skinny’s Wholesale Fuels (SWF) is an entity established and controlled by the Company’s principal stockholders to purchase the Company’s fuel inventory from its fuel contract and provide the Company with transportation services. The Company provides SWF with management services for which SWF pays a management fee. Fees for transportation services by SWF for the year ended December 30, 2005 were $711,124. Fees for management services provided to SWF for the year ended December 30, 2005 were $180,000. The Company has accounts receivable of $7,597 from SWF at December 30, 2005, The Company has accounts payable to SWF at December 30, 2005 of $44,663.

The Company contracts for certain consulting and tank testing services with International Consultants of the Environment (ICE), an entity controlled by the Company’s principal stockholders. The Company’s payments to ICE for these services for the year ended December 30, 2005 was $1,610,214. The Company has a note receivable from ICE of $101,025 at December 30, 2005. Management believes this note to be fully collectible.

Sivadco, Ltd. is an entity established and controlled by the Company’s principal stockholders. The Company has a note receivable of $694,987 from Sivadco, Ltd. at December 30, 2005. The note receivable is classified as current. Management believes this note to be fully collectible.

The Joe E. Davis Foundation (“Foundation”) is a not-for-profit organization that donates money to qualified 501(c) organizations (i.e., The Leukemia and Lymphoma Society and American Heart Association). Mr. Joe E. Davis is Chief Executive Officer of Skinny’s, Inc., which funds the Foundation based on approximately 10.0% of EBIT as determined on February 15 subsequent to each year-end. The contribution amount made by Skinny’s Inc. to the Joe E. Davis Foundation for 2005 was $250,000.

The Company had notes receivable of $420,652 as of December 30, 2005 with other affiliates of the Company. Management believes these notes to be fully collectible.

NOTE 11.	EMPLOYEE STOCK OWNERSHIP PLAN

Effective July 1, 1980 the Company established an Employee Stock Ownership Plan (“ESOP”) which covers substantially all employees who meet certain eligibility requirements as to length of service. The cost of the ESOP is borne by the Company through discretionary annual contributions to an Employee Stock Ownership Trust in amounts determined by the board of directors in accordance with provisions in the plan.

To finance the purchase of additional stock in 2004, the ESOP borrowed $9,000,000 directly from the Company. The loan is in the form of a 15-year variable rate interest-bearing note (indexed at prime which was 7.25% at December 30, 2005) and is included in the Company’s Balance Sheet as unearned ESOP shares. The proceeds of the note were used to purchase 13,950 shares of stock from officers of the Company at approximately $645.16 per share.

The stock held by the ESOP is released for allocation to the participants’ accounts over the term of the loan as company contributions to the ESOP are made. The Company contributions are reported as compensation expense. The Company’s contributions to the ESOP are used to repay loan interest and principal. Distributions to the ESOP on unallocated and committed-to-be-released shares are recorded as compensation expense and included in selling, general and administrative expenses in the accompanying statement of income. Distributions on allocated shares are included in distributions. The Company reported compensation expense of $1,579,336 during the year ended December 30, 2005, related to its ESOP.

The ESOP shares outstanding at December 30, 2005, were as follows: unallocated 3,020, committed-to-be-released 930, and allocated 9,600. The fair value of the unallocated shares is $6,122,004 as of December 31, 2005.

Skinny’s, Inc.

Notes to Financial Statements — (Continued)

The ESOP provides participants a put option, which, under specific circumstances, requires the ESOP or the Company to purchase a participant’s stock at the current market value with payments made in a lump sum or in installments over a period generally not to exceed five years.

NOTE 12.	EMPLOYEE 401(K) PLAN

In 1997, the Company established a defined contribution retirement savings plan (the “Plan”) covering substantially all employees who meet certain eligibility requirements as to age and length of service. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan incorporates the salary deferral provisions of Section 401(k) of the Internal Revenue Code (“IRC”) and employees may defer up to 15.0% of compensation or the annual maximum limit prescribed by the IRC. The Company may elect to match a percentage of the employees’ deferrals. The Company’s contribution to the Plan was approximately $113,000, for the year ended December 30, 2005.

NOTE 13.	PRIOR PERIOD ADJUSTMENT

Related to the sale of the Company in June 2007, management determined that a restatement was required for the following items:

a. Record asset retirement obligation for removal of the underground storage tanks

b. Record deferred rent for store leases with escalating rents

c. Adjust accumulated amortization on intangible assets

d. Record a liability for the credit enhancement fee

The cumulative impact of the above items on the Company’s retained earnings was a decrease of $1,222,933.

Skinny’s, Inc.

Notes to Financial Statements — (Continued)

A summary of the effects of the restatement on the financial statements at December 31, 2005, and for the year then ended is presented below. The information presented represented represents only those balance sheet and related statements of income and cash flows line items affected by the restatement.

	As Reported	As Restated

Balance Sheet
Property and equipment, net	$20,405,417	$21,015,310
Other assets, net	809,138	509,138
Total assets	36,464,437	36,774,330
Accounts payable and accrued expenses	8,014,771	8,549,988
Total current liabilities	8,875,178	9,410,395
Asset retirement obligations	—	787,530
Deferred rent	—	210,079
Total liabilities	24,088,241	25,621,067
Retained earnings	22,180,526	20,957,593
Total stockholders’ equity	12,376,196	11,153,263
Total liabilities and stockholders’ equity	36,464,437	36,774,330
Statement of income
Selling, general, and administrative expenses	25,244,462	25,322,567
Operating income	3,645,552	3,567,447
Interest expense	1,573,193	1,657,976
Income before income tax provision	2,654,104	2,491,216
Net income	2,552,983	2,390,095
Statement of Cash Flows
Net income	2,552,983	2,390,095
Accretion expense	—	31,560
Depreciation of property and equipment	2,057,898	2,072,594
Accounts payable and accrued expenses	(602,975)	(518,192)
Deferred rent	—	31,849

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses to be paid by us in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority (FINRA) filing fee and the NYSE listing fee.

Securities and Exchange Commission registration fee		$3,930
FINRA filing fee		10,500
NYSE listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

We are a Delaware corporation. Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity under certain circumstances to directors, officers employees or agents in connection with actions, suits or proceedings, by reason of the fact that the person is or was a director, officer, employee or agent, against expenses and liabilities incurred in such actions, suits or proceedings so long as they acted in good faith and in a manner the person reasonable believed to be in, or not opposed to, the best interests of the company, and with respect to any criminal action if they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of such corporation, however, indemnification is generally limited to attorneys’ fees and other expenses and is not available if such person is adjudged to be liable to such corporation unless the court determines that indemnification is appropriate.

As permitted by Delaware law, our certificate of incorporation includes a provision that eliminates the personal liability of our directors to Alon Brands or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

•	for any transaction for which the director derived an improper personal benefit.

As permitted by Delaware law, our certificate of incorporation provides that:

•	we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law, subject to very limited exceptions;

•	we may indemnify our other employees and agents to the fullest extent permitted by Delaware law, subject to very limited exceptions;

•	we are required to advance expenses (including without limitation, attorneys’ fees), as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions;

•	we may advance expenses, as incurred, to our employees and agents in connection with a legal proceeding; and

•	the rights conferred in our certificate of incorporation are not exclusive.

We intend to enter into indemnification agreements with each of our current directors and officers to give these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our certificate of incorporation and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

The indemnification provisions in our certificate of incorporation and the indemnification agreements entered into with our directors and officers may be sufficiently broad to permit indemnification of our directors and officers for liabilities arising under the Securities Act.

Under Delaware law, corporations also have the power to purchase and maintain insurance for directors, officers, employees and agents.

Alon Brands and its subsidiaries are covered by liability insurance policies which indemnify their directors and officers against loss arising from claims by reason of their legal liability for acts as such directors, officers or trustees, subject to limitations and conditions as set forth in the policies.

The foregoing discussion of our certificate of incorporation and Delaware law is not intended to be exhaustive and is qualified in its entirety by such certificate of incorporation or law.

Item 15.	Recent Sales of Unregistered Securities.

In November 2008, Alon USA Interests, LLC, a Texas limited liability company, was converted to a Delaware corporation pursuant to Section 265 of the General Corporation Law of the State of Delaware and renamed “Alon Brands, Inc.” In connection with this statutory conversion, Alon USA, LP, the sole member of Alon USA Interests, LLC, received 1,000 shares of common stock of Alon Brands, Inc. in exchange for all membership interests of Alon USA Interests, LLC outstanding immediately prior to the conversion. The issuance of shares of common stock was exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 3(a)(9).

Item 16.	Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed herewith:

Exhibit
Number	Description

1.1	Form of Underwriting Agreement.*
2.1	Agreement and Plan of Merger, dated as of March 2, 2007, by and among Alon USA Energy, Inc., Alon USA Interests, LLC, Aloski, LLC, Skinny’s, Inc. and the Davis Shareholders (as defined therein) (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Alon USA Energy, Inc. on March 6, 2007, SEC File No. 001-32567).
3.1	Form of Amended and Restated Certificate of Incorporation of Alon Brands, Inc.*
3.2	Form of Amended and Restated Bylaws of Alon Brands, Inc.*
4.1	Specimen Common Stock Certificate.*
4.2	Amended and Restated Credit Agreement, dated as of June 29, 2007, among Southwest Convenience Stores, LLC, the lenders party thereto and Wachovia Bank, National Association (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Alon USA Energy, Inc. on July 2, 2007, SEC File No. 001-32567).
5.1	Opinion of Jones Day.*
10.1	Master Agreement, dated as of , between Alon USA Energy, Inc. and Alon Brands, Inc.*

Exhibit
Number	Description

10.2	Tax Sharing Agreement, dated as of , between Alon USA Energy, Inc. and Alon Brands, Inc.*
10.3	Area License Agreement, dated as of June 2, 1993, between Southwest Convenience Stores, Inc. and The Southland Corporation*
10.4	Amendment to Area License Agreement and Consent to Assignment, dated as of December 20, 1996, between The Southland Corporation and Permian Basin Investments, Inc. d/b/a Southwest Convenience Stores, Inc.*
10.5	Amendment No. 2 to Area License Agreement, dated as of August 14, 1997, between Southwest Convenience Stores, LLC and The Southland Corporation*
10.6	Amendment No. 3. to Area License Agreement, dated as of August 20, 2008, between Southwest Convenience Stores, LLC and 7-Eleven, Inc.*
10.7	Fuel Sales and Licensing Agreement, dated as of , between Alon USA, LP and Alon Marketing, LLC*
10.8	Distribution Services Agreement, dated as of September 9, 2006, between Southwest Convenience Stores, LLC and McLane Company, Inc.*
10.9	Addendum to Distribution Service Agreement, dated as of November 1, 2006, between Southwest Convenience Stores, LLC and McLane Company, Inc.*
10.10	Amendment to Distribution Service Agreement, dated as of July 14, 2007, between Southwest Convenience Stores, LLC and McLane Company, Inc.*
10.11	Liquor License Purchase Agreement, dated as of May 12, 2003, between Southwest Convenience Stores, LLC and SCS Beverage, Inc. (incorporated by reference to Exhibit 10.34 to Form S-1/A, filed by Alon USA Energy, Inc. on June 17, 2005, SEC File No. 333-124797).
10.12	Premises Lease, dated as of May 12, 2003, between Southwest Convenience Stores, LLC and SCS Beverage, Inc. (incorporated by reference to Exhibit 10.35 to Form S-1/A, filed by Alon USA Energy, Inc. on June 17, 2005, SEC File No. 333-124797).
10.13	Alon Brands, Inc. 2009 Equity Incentive Compensation Plan*
10.14	Management Employment Agreement, dated May 1, 2008, between Kyle McKeen and Alon USA GP, LLC*
10.15	Form of Director Indemnification Agreement.*
10.16	Form of Officer Indemnification Agreement.*
21.1	List of Subsidiaries of Alon Brands, Inc.†
23.1	Consent of Grant Thornton.†
23.2	Consent of Weaver & Tidwell, L.L.P.†
23.3	Consent of Jones Day (included in Exhibit 5.1).
24.1	Power of Attorney (included on the signature pages to this Form S-1).

†	Filed herewith.

*	To be filed by amendment.

(b) Financial Statement Schedule.

None.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Dallas, State of Texas, on this 12th day of November, 2008.

Alon Brands, Inc.

By:	/s/ Kyle McKeen
Kyle McKeen
President and Chief Executive Officer

The undersigned directors and officers of Alon Brands, Inc. hereby constitute and appoint Kyle McKeen and Jeff D. Morris, each with full power to act and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact and agents with full power to execute in our name and behalf in the capacities indicated below any and all amendments (including post-effective amendments and amendments thereto) to this Registration Statement and to file the same, with all exhibits and other documents relating thereto and any registration statement relating to any offering made pursuant to this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act with the Securities and Exchange Commission and hereby ratify and confirm all that such attorney-in-fact or his substitute shall lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on November 12, 2008.

Signature	Title

/s/ Kyle McKeen Kyle McKeen	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ David Potter David Potter	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ David Wiessman David Wiessman	Chairman

/s/ Shlomo Braun Shlomo Braun	Director

/s/ Shai Even Shai Even	Director

/s/ Shlomo Even Shlomo Even	Director

/s/ Claire A. Hart Claire A. Hart	Director

/s/ Jeff D. Morris Jeff D. Morris	Director

/s/ Snir Wiessman Snir Wiessman	Director

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Form of Underwriting Agreement.*
2.1	Agreement and Plan of Merger, dated as of March 2, 2007, by and among Alon USA Energy, Inc., Alon USA Interests, LLC, Aloski, LLC, Skinny’s, Inc. and the Davis Shareholders (as defined therein) (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Alon USA Energy, Inc. on March 6, 2007, SEC File No. 001-32567).
3.1	Form of Amended and Restated Certificate of Incorporation of Alon Brands, Inc.*
3.2	Form of Amended and Restated Bylaws of Alon Brands, Inc.*
4.1	Specimen Common Stock Certificate.*
4.2	Amended and Restated Credit Agreement, dated as of June 29, 2007, among Southwest Convenience Stores, LLC, the lenders party thereto and Wachovia Bank, National Association (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Alon USA Energy, Inc. on July 2, 2007, SEC File No. 001-32567).
5.1	Opinion of Jones Day.*
10.1	Master Agreement, dated as of , between Alon USA Energy, Inc. and Alon Brands, Inc.*
10.2	Tax Sharing Agreement, dated as of , between Alon USA Energy, Inc. and Alon Brands, Inc.*
10.3	Area License Agreement, dated as of June 2, 1993, between Southwest Convenience Stores, Inc. and The Southland Corporation*
10.4	Amendment to Area License Agreement and Consent to Assignment, dated as of December 20, 1996, between The Southland Corporation and Permian Basin Investments, Inc. d/b/a Southwest Convenience Stores, Inc.*
10.5	Amendment No. 2 to Area License Agreement, dated as of August 14, 1997, between Southwest Convenience Stores, LLC and The Southland Corporation*
10.6	Amendment No. 3. to Area License Agreement, dated as of August 20, 2008, between Southwest Convenience Stores, LLC and 7-Eleven, Inc.*
10.7	Fuel Sales and Licensing Agreement, dated as of , between Alon USA, LP and Alon Marketing, LLC*
10.8	Distribution Services Agreement, dated as of September 9, 2006, between Southwest Convenience Stores, LLC and McLane Company, Inc.*
10.9	Addendum to Distribution Service Agreement, dated as of November 1, 2006, between Southwest Convenience Stores, LLC and McLane Company, Inc.*
10.10	Amendment to Distribution Service Agreement, dated as of July 14, 2007, between Southwest Convenience Stores, LLC and McLane Company, Inc.*
10.11	Liquor License Purchase Agreement, dated as of May 12, 2003, between Southwest Convenience Stores, LLC and SCS Beverage, Inc. (incorporated by reference to Exhibit 10.34 to Form S-1/A, filed by Alon USA Energy, Inc. on June 17, 2005, SEC File No. 333-124797).
10.12	Premises Lease, dated as of May 12, 2003, between Southwest Convenience Stores, LLC and SCS Beverage, Inc. (incorporated by reference to Exhibit 10.35 to Form S-1/A, filed by Alon USA Energy, Inc. on June 17, 2005, SEC File No. 333-124797).
10.13	Alon Brands, Inc. 2009 Equity Incentive Compensation Plan*
10.14	Management Employment Agreement, dated May 1, 2008, between Kyle McKeen and Alon USA GP, LLC*
10.15	Form of Director Indemnification Agreement.*
10.16	Form of Officer Indemnification Agreement.*
21.1	List of Subsidiaries of Alon Brands, Inc.†
23.1	Consent of Grant Thornton.†
23.2	Consent of Weaver & Tidwell, L.L.P.†
23.3	Consent of Jones Day (included in Exhibit 5.1).
24.1	Power of Attorney (included on the signature pages to this Form S-1).

†	Filed herewith.

*	To be filed by amendment.